FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of September 2017

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

THE REGISTRANT HEREBY INCORPORATES ALL PARTS OF THIS REPORT ON FORM 6-K BY REFERENCE INTO REGISTRATION STATEMENT NO. 333-207355 FILED BY THE REGISTRANT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM F-3ASR UNDER THE SECURITIES ACT OF 1933.

This Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.

Half Yearly Financial Report 2017

Santander UK Group Holdings plc

PART OF THE BANCO SANTANDER GROUP

Important information for readers

Santander UK Group Holdings plc and its subsidiaries (collectively Santander UK or the Santander UK group) operate primarily in the UK, and are part of Banco Santander (comprising Banco Santander SA and its subsidiaries). Santander UK plc is regulated by the UK Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA) and certain other companies within the Santander UK group are regulated by the FCA.

This Half Yearly Financial Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See ‘Forward-looking statements’ in the Shareholder information section.

Santander UK Group Holdings plc

Half Yearly Financial Report 2017

2	Chief Executive Officer’s review

3	Chief Financial Officer’s review

6	Risk review

26	Financial review

36	Financial statements

54	Shareholder information

58	Other information for US investors

None of the websites referred to in this Half Yearly Financial Report on Form 6-K for the six months ended 30 June 2017 (the Form 6-K), including where a link is provided, nor any of the information contained on such websites, is incorporated by reference herein.

Santander UK Group Holdings plc 1

Half Yearly Financial Report 2017

Introduction

Chief Executive Officer’s review

Helping people and businesses prosper

Prosper can mean many things and, while for some people it can be measured in financial terms, for others it means fulfilling their ambitions. Our purpose is to help people and businesses prosper by helping them to achieve their goals. We believe the best way for us to fulfil our purpose is to be a bank which operates in a Simple, Personal and Fair way, in everything we do – we call this ‘The Santander Way’.

We continue to be confident in our ability to deliver on our purpose, and the strategy which supports it, even though we see income pressure continuing from low interest rates and a more uncertain macro environment. Our omnichannel model is a key enabler of our strategy and we continue to see the benefits of this approach to enhancing our customers’ experience.

Building long-lasting and valuable relationships with our customers

Our results for the first half of 2017 underline the importance we attach to deepening customer relationships, which is fundamental to our growth and resilience. With an ongoing investment in technology to deliver innovative products and a deeper and more personalised service we want to be our customers’ bank for life. Our focus is not only to develop products that suit our customers’ needs but also to provide the service they want, and this is fundamental to the delivery of our ambitious plan. In line with our expectations, retail customer satisfaction was below the average of our 3 highest performing peers, following recent changes to our 1I2I3 World proposition. Improvement in customer satisfaction remains at the heart of our plans.

Becoming more dynamic and agile is essential if we are to deliver a seamless experience across all channels and we are beginning to leverage our investment in technology to understand our customers’ needs better, and to help our people meet those needs more quickly and effectively. Our Wealth Management business continues to develop as we grow our advisory teams to build on the success of the Investment Hub, our non-advised investment platform. Our Santander Business franchise is also gaining momentum with the development of an integrated product proposition with innovative solutions that meet the needs of our SME customers.

Using digital to offer customers a more simple and personalised service

Our digital transformation programme aims to deliver real value-add to our customers and, in late 2016, we started to roll out a new customer relationship management tool to help us deliver a truly omnichannel customer experience. By bringing together internal, external and market data we can now personalise our customer conversations across channels and further simplify key processes.

Our digital mortgage application process enables customers to complete their mortgage application online in under an hour. We retained 75% of mortgages reaching the maturity of their incentive period, with almost half of these retained online. In the second quarter of 2017, we began to roll out a branch-based video conferencing service for mortgage customers to enhance choice. We are running a pilot to extend this service to allow home-based video conferencing which will be more convenient for customers and allow more efficient delivery of advice.

Board appointments

We recently announced the appointment of two new Executive Directors. I would like to welcome Antonio Roman, Chief Financial Officer, and Javier San Felix, Head of Retail & Business Banking and Deputy CEO, to the Board of Santander UK.

Looking ahead

UK economic growth has been resilient albeit slowing through the first half of 2017. Looking ahead, we see the potential for a more challenging macro environment in the second half of 2017 and into 2018. Having a long-term strategy that is clear and understood is crucial in uncertain times. We believe that businesses like Santander UK, which have clarity of vision and purpose, stand the best chance of success. With the transformation we have made in putting the customer at the heart of our business, we are in good shape.

Our continued focus on costs and risk management gives us the resilience to succeed and confidence in the future. I believe that, as the only full-service scale challenger, we can face the economic headwinds ahead and deliver our strategy. Furthermore, by being a bank that is Simple, Personal and Fair and by living up to our set of behaviours, we will continue to help people and businesses prosper.

The success of our business relies on the determination of all our people to put customers at the heart of everything they do. I am pleased to see how our people across the business have embraced The Santander Way and I appreciate all their hard work and the efforts they make to be more deeply involved in our communities across the country.

Nathan Bostock

Chief Executive Officer

2 Santander UK Group Holdings plc

CEO’s review	CFO’s review	Directors’ responsibilities
statement

Chief Financial Officer’s review

Delivering solid business performance

We delivered strong business performance in the first half of 2017, underpinned by net interest income growth, cost discipline, and good credit quality. Profit before tax of £1,063m was broadly stable compared to the first half of 2016 (H116: £1,078m).

Total operating income improved with higher net interest income following the 1I2I3 Current Account rate change in November 2016 and increased non-interest income across all customer business segments.

Net interest income increased by 8% to £1,922m in the first half of 2017 (H116: £1,773m) with improved liability margin offset by the continued attrition of our Standard Variable Rate (SVR) mortgage book and the ongoing impact of market competition on mortgage new business margins.

Non-interest income of £591m was £80m lower, with mark-to-market movements on economic hedges and the absence of the gain on sale of Visa Europe Limited in the first half of 2016. This was partially offset by growth in all customer business segments and the gain on sale of Vocalink Holdings Limited in the first half of 2017.

Operating expenses before impairment losses, provisions and charges were broadly stable. Operational efficiency absorbed investment in business growth, the ongoing enhancements to our digital channels and inflationary pressures. In the first half of 2017 we incurred £42m of Banking Reform costs.

Impairment losses on loans and advances decreased 24% to £48m (H116: £63m), as a result of our prudent risk management and the ongoing resilience of the UK economy. Provisions for other liabilities and charges increased by £89m to £186m (H116: £97m), primarily due to £104m of provision charges related to conduct remediation (H116: £nil).

Income growth continued to outpace cost growth, resulting in an improved cost-to-income ratio (CIR) of 48%. Return on ordinary shareholders’ equity improved to 10.2% from 9.1% in 2016. Return on tangible equity(1) improved to 12.1%, or 11.4% when adjusted for the phasing of FSCS and UK Bank Levy charges, from 10.9% in 2016.

Maintaining balance sheet strength

Customer loans were broadly stable at £200.3bn (2016: £200.2bn), with a net increase of £0.7bn in lending to corporates, offset by managed reductions in Corporate Centre and Retail Banking lending. Customer deposits increased £2.0bn to £174.4bn, with increased corporate customer deposits exceeding the growth in corporate customer loans, as we continue to develop stronger customer relationships.

The Common Equity Tier 1 (CET1) capital ratio of 12.1% improved by 50 bps in the first half of 2017, with stable profit and lower risk weighted assets (RWA), which fell by £0.4bn to £87.2bn. The UK leverage ratio increased by 30 basis points to 4.4%, with higher CET1 capital and £500m of Additional Tier 1 (AT1) issuance in April 2017.

The liquidity coverage ratio (LCR) eligible liquidity pool was £50.1bn (2016; £50.7bn), reflecting prudent liquidity management and increased collateral received for derivatives.

The LCR eligible liquidity pool significantly exceeded wholesale funding of less than one year, with a 269% coverage ratio (2016: 237%).

Debt capital market conditions have been favourable with tight spreads and good demand from investors for high quality paper. We took advantage of these conditions and in the first half of 2017 we issued £2.4bn (sterling equivalent) of medium term funding, including a new 3-year floating rate £1bn covered bond in April 2017. We also completed our initial build-up of AT1 in April 2017 with the completion of a new £500m AT1 transaction.

We also continued to utilise the Term Funding Scheme as part of our commitment to continue lending to UK individuals and businesses. In the first half of 2017 we drew down £3.0bn, with £7.5bn total outstanding.

Customer focused ring-fencing model

We are progressing well with the implementation of a ‘wide’ ring-fence structure that will serve our retail, commercial and corporate customers. We believe this model provides greater certainty for our customers, while ensuring minimal disruption as we implement the changes required. This also maintains longer-term flexibility for Santander UK, while lowering the overall programme implementation costs with the creation of the ring-fence now involving the transfer of fewer customers.

The majority of our customer loans and assets as well as customer deposits and liabilities will remain within Santander UK plc, our principal ring-fenced bank. Prohibited activities which cannot be transacted within the ring-fence, principally include our derivatives business with financial institutions and certain corporates, elements of our short-term markets business and our branches in Jersey, Isle of Man and the US.

Customers who cannot be served from and services which are not permitted within a ring-fenced bank will be transferred to Banco Santander SA, or its London branch. We intend to use a Part VII Ring-Fence Transfer Scheme to transfer the majority of the prohibited business of the Santander UK group to Banco Santander.

We are on track to complete the implementation in advance of the legislative deadline of 1 January 2019, with implementation subject to regulatory and court approvals and various other authorisations.

Minimum Requirements for Eligible Liabilities (MREL)

In March 2017, the Bank of England confirmed Santander UK’s non-binding MREL. The indicative requirements (excluding any CET1 combined buffer requirements) equate to 6% of leverage exposures from 1 January 2019, 20.9% of RWAs from 1 January 2020 and 25.9% of RWAs from 1 January 2022.

These requirements are in line with our expectations, and may change at the end of the transitional period. We plan to meet the MREL largely through the issuance of senior unsecured debt from our holding company. This debt will then be downstreamed to the operating company in a compliant form. We have made good progress, with £5.6bn of senior unsecured debt issued from our holding company to date (H117: £1.3bn).

(1) Non-IFRS measure. See page 55.

Santander UK Group Holdings plc 3

Half Yearly Financial Report 2017

Introduction

2017 outlook

While we expect solid UK economic growth in 2017, we see greater uncertainty in the outlook, and take note of concerns that some downside risks could materialise later this year and into 2018. The labour market remains strong but higher inflation is now reducing households’ real earnings and this is likely to result in lower consumer spending growth. Taken together, these factors add a degree of caution to our outlook.

We have therefore deliberately controlled growth in certain business areas and in particular those with higher margins and the potential for higher risk. We believe that our proactive risk management policies and low risk appetite will deliver resilient performance going forward.

We expect the 2017 Banking NIM(4) will be slightly higher than in 2016 predicated on no change to the Bank of England Base Rate in 2017. The downward pressures will continue to be driven by SVR attrition and increased competition in new mortgage pricing. For reference, and as published in July 2017 by the Bank of England, the typical fixed mortgage rate in the market is around 30 basis points lower than a year ago.

Cost management will remain a key focus. We have a comprehensive programme of investment planned, as well as ongoing cost initiatives in digitalisation, organisational simplification and streamlining. We expect these will further improve customer experience and operational efficiency in the future.

We expect our gross mortgage lending growth to be broadly in line with the market, supported by our continued focus on customer service and retention. Mortgage approval volumes so far this year have been higher than in late 2016 and, as a result, we anticipate completions will normalise in the second half of 2017. The decline in the SVR balance will be lower than the net £7.0bn reduction in 2016.

We expect our lending to UK companies to be broadly consistent with overall corporate borrowing growth. Our lending growth to trading business customers will continue to outpace the market, partially offset by the continued active management of our commercial real estate exposures. This will result in slower overall growth than in recent years. Since 30 June 2017, trends evident in the business operating results have not changed significantly.

Antonio Roman

Chief Financial Officer

Income Statement highlights		Half year to 30 June 2017 £m	Half year to 30 June 2016 £m
Operating income		2,513	2,444
Operating expenses before impairment losses, provisions and charges		(1,216)	(1,206)
Impairment losses on loans and advances		(48)	(63)
Provisions for other liabilities and charges		(186)	(97)
Profit before tax		1,063	1,078
Profit after tax		740	771

Customer balances		30 June 2017 £bn	31 December 2016 £bn
Customer loans		200.3	200.2
Customer deposits		174.4	172.4
Loan-to-deposit ratio		114%	116%

Capital and liquidity		30 June 2017 £bn	31 December 2016 £bn
CET1 capital		10.6	10.2
Risk-weighted assets		87.2	87.6
CET1 capital ratio		12.1%	11.6%
UK leverage ratio		4.4%	4.1%
LCR		133%	139%
LCR eligible liquidity pool		50.1	50.7

Key performance indicators – Customers	2018 Target	30 June 2017	31 December 2016
Loyal retail customers	4.7 million	3.9 million	3.7 million
Loyal SME and corporate customers	308,000	300,000	290,000
Retail customer satisfaction (FRS)(1)	Top 3	61.7%	62.9%
Average of 3 highest performing peers		62.9%	62.5%
Digital customers	6.5 million	4.8 million	4.6 million

Key performance indicators – Shareholders	2018 Target	30 June 2017	31 December 2016
Return on tangible equity(2)(3)(5)	8%-10%	See below	See below
Cost-to-income ratio(2)	50%-52%	48%	50%
CET1 capital ratio	c. 12%	12.1%	11.6%
Non-performing loan (NPL) ratio	<2.00%	1.32%	1.50%
Dividend payout ratio	50%	n/a	51%

For definitions of our key performance indicators see the glossary on our website at: www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary

Notes

(1)	Customer satisfaction as measured by the Financial Research Survey (FRS) run by GfK. The ‘retail customer satisfaction’ score refers to the proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the twelve months ended 30 June 2017 compared to the twelve months ended data for the period as indicated. The competitor set used to calculate the product weights is made up of Barclays, Halifax, HSBC, Lloyds Bank, Nationwide and NatWest. The competitors included in this analysis for the ranking and highest performing peers are Barclays, Halifax, HSBC, Lloyds Bank, and NatWest.
(2)	Data shown is for the period of six months ending 30 June 2017 compared to the period of twelve months ending 31 December 2016.
(3)	Return on ordinary shareholders’ equity of 10.2% (2016: 9.1%), and Return on tangible equity(5) in the first half of 2017 was 12.1%, and 11.4% when adjusted for the phasing of FSCS and UK Bank Levy charges. See Shareholder information for a reconciliation to Return on ordinary shareholders’ equity, which is the nearest IFRS measure.
(4)	Non-IFRS measure. See page 55.
(5)	Non-IFRS measure, see page 55. Management does not assess ‘Return on ordinary shareholders’ equity’ as a key performance indicator of the business, and therefore a reconciliation of the RoTE target for 2018 to an equivalent target for ‘Return on ordinary shareholders’ equity’ is not available without unreasonable efforts.

4 Santander UK Group Holdings plc

CEO’s review	CFO’s review

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Santander UK Group Holdings plc 5

Half Yearly Financial Report 2017

Risk review

Risk review

7	Top and emerging risks

8	Risk governance

9	Credit risk

9	Santander UK group level

10	Retail Banking

13	Other segments

17	Market risk

17	Trading market risk

17	Banking market risk

18	Liquidity risk

21	Capital risk

24	Other key risks

6 Santander UK Group Holdings plc

Top and	Risk
emerging risk	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Other key risks

Top and emerging risks

TOP RISKS

All our activities involve identifying, assessing, managing and reporting risks. A top risk is a current risk within our business that could have a material impact on our financial results, reputation and the sustainability of our business model. In H117 the population of top risks identified on page 15 of the 2016 Annual Report, including the UK referendum on membership of the EU and Banking Reform, did not change materially. We set out below details of our top risks in the context of some of our key risk types. We include how they link to our 2016-2018 strategic priorities and we also explain the key developments in H117, including the impact of the top risks in these areas. For risk definitions, see ‘How we define risk’ on page 34 of the 2016 Annual Report. For our 2016-2018 strategic priorities key, see page 31 of the 2016 Annual Report.

Risk and key metric	Developments and impact of top risks in H117	2016-2018 strategic priorities

Credit NPL ratio (%) 30 June 2017: 1.32 31 December 2016: 1.50

The NPL ratio improved by 18bps to 1.32% (2016: 1.50%) and continued to perform well, supported by our prudent lending criteria and proactive management actions.

The improvement in the Retail Banking NPL ratio to 1.29% (2016: 1.39%) was driven by the strong credit quality of our portfolio and the ongoing resilience of the UK economy. The NPL ratio for Commercial Banking decreased to 1.83% from 2.67% primarily due to the full repayment of three impaired loans, and the write-off of some pre-2009 vintages. In Global Corporate Banking, the NPL ratio of 1.23% (2016: 1.11%) was impacted by a single loan of £20m that moved to non-performance. The NPL ratio for the Corporate Centre decreased to 0.43% (2016: 1.12%), reflecting the ongoing sale and run-off of the non-core corporate and legacy portfolios.

		1 3

Market (Banking market) NIM sensitivity -50 bps (£m) 30 June 2017: (114) 31 December 2016: (82)

Net interest income was up 8%, driven by retail liability margin improvement and an accrued interest release, partially offset by continued SVR mortgage attrition and pressure on new lending margins. In H117 NIM was 1.53% and Banking NIM(1) was 1.91%, compared to 1.48% and 1.79% in FY16, respectively.

There was no significant change in the underlying risk position in H117. The movement in our NIM and Economic Value of Equity (EVE) sensitivities in H117 was largely due to changes in our underlying models used for risk measurement purposes. The models have been updated to better reflect the risks inherent in the current low interest rate environment, including the possibility of negative interest rates in the UK.

		3

Capital CET1 capital ratio (%) 30 June 2017: 12.1 31 December 2016: 11.6	The CET1 capital ratio of 12.1% (2016: 11.6%) improved by 50bps in H117, with stable profit and lower RWAs, which fell by £0.4bn to £87.2bn (2016: £87.6bn). The UK leverage ratio increased by 30bps to 4.4% (2016: 4.1%), with higher CET1 capital and £500m of AT1 issuance in April 2017. Our total capital ratio increased to 17.9% at 30 June 2017 (2016: 17.3%), with higher CET1 and AT1 capital partially offset by the transitional impact of CRD IV Minority Interest rules.	3

Pension Funded defined benefit pension scheme surplus (£m) 30 June 2017: 319 31 December 2016: 175

During H117, the accounting surplus of the Scheme and other funded arrangements increased to £319m (2016: £175m). This reflected a decrease in liabilities caused mainly by a fall in implied inflation which reduced the value of future pension payments, together with ongoing deficit contributions and positive asset performance. This was partially offset by a fall in corporate bond yields, reducing the rate used to discount future pension obligations.

The funding Deficit at Risk decreased to £1,460m (2016: £1,688m). In H117 the Scheme implemented additional equity hedging as a part of a review of the corporate trustee investment strategy.

		3

Conduct Remaining provision (£m) 30 June 2017: 456 31 December 2016: 493

The remaining provision for PPI redress and related costs amounted to £405m (2016: £457m). In Q117, we made an additional provision of £32m relating to the final FCA rules and guidance published in March 2017. We also provided a net charge of £37m in Q217, following a review of claims handling procedures in relation to a specific PPI portfolio including the impact of a past business review. In line with our assumptions, monthly utilisation increased from the 2016 average following the confirmation of a deadline for customer complaints. We will continue to monitor our provision levels in respect of recent claims experience.

The remaining non-PPI related conduct provisions amounted to £51m (2016: £36m) including an additional provision of £35m in Q217, relating to the sale of interest rate derivatives. This charge follows an ongoing review regarding regulatory classification of certain customers eligible for redress.

		1 2 3

Operational Operational risk losses (£m) H117: 40 H116: 40

Operational losses for reportable events with an impact greater than £10,000, and excluding conduct risk events, totalled £40m (H116: £40m).

In H117, in common with other large UK financial institutions and other organisations, we continued to be subject to cyber-attacks but have suffered no significant events. We are continually improving our systems, processes, controls and staff training to reduce cyber risk and to help protect our customers, systems and information.

		1 2 3

Financial crime Losses as a result of sanction violation (£m) H117: Nil H116: Nil	In H117, we continued to implement our Financial Crime Transformation Programme and to address the requirements of new regulation, including the fourth money laundering directive. This programme is continuing to deliver financial crime enhancements around governance, systems and controls, policies, training and awareness, operations and resources.	2 3
(1)	Non-IFRS measure. See page 55.

Santander UK Group Holdings plc  7

Half Yearly Financial Report 2017

Risk review

EMERGING RISKS

An emerging risk is a risk with largely uncertain outcomes which may develop or crystallise in the future. Crystallisation of an emerging risk could have a material effect on long-term strategy. For more on emerging and future risks, see the 2016 Annual Report.

Risk governance

As a financial services provider, managing risk is a core part of our day-to-day activities. To be able to manage our business effectively, it is critical that we understand and control risk in everything we do. We aim to use a prudent approach and advanced risk management techniques to help us deliver robust financial performance and build sustainable value for our stakeholders.

We aim to keep a predictable medium-low risk profile, consistent with our business model. This is key to achieving our strategic objectives.

30 June 2017 compared to 31 December 2016

There were no significant changes in our risk governance as described in the 2016 Annual Report.

8 Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Other key risks

Credit risk

Overview Credit risk management In H117, there were no significant changes in the way we manage credit risk as described in the 2016 Annual Report.

Credit risk review

In this section we analyse our credit risk profile and performance. We begin by discussing credit risk at a Santander UK group level and then cover Retail Banking separately from our other segments: Commercial Banking, Global Corporate Banking and Corporate Centre.

Key metric - NPL ratio was 1.32% (2016: 1.50%)

SANTANDER UK GROUP LEVEL – CREDIT RISK REVIEW

Credit performance

	Customer loans £bn	NPLs(1)(2) £m	NPL ratio %	NPL coverage(3) %	Gross write-offs(4) £m	Impairment loss allowances £m
30 June 2017
Retail Banking:	168.2	2,177	1.29	25	106	553
– Residential mortgages	154.1	1,936	1.26	13	11	251
– Business banking	2.0	121	6.05	48	13	58
– Consumer finance	6.9	33	0.48	239	21	79
– Other unsecured lending	5.2	87	1.67	190	61	165
Commercial Banking	19.6	358	1.83	57	12	204
Global Corporate Banking	6.5	80	1.23	81	-	65
Corporate Centre	6.0	26	0.43	162	17	42
	200.3	2,641	1.32	33	135	864

31 December 2016
Retail Banking:	168.6	2,340	1.39	25(5)	210	583(5)
– Residential mortgages	154.3	2,110	1.37	13	33	279
– Business banking	2.3	108	4.70	53	24	57
– Consumer finance	6.8	32	0.47	244(5)	30	78(5)
– Other unsecured lending	5.2	90	1.73	188	123	169
Commercial Banking	19.4	518	2.67	42	10	220
Global Corporate Banking	5.7	63	1.11	90	-	57
Corporate Centre	6.5	73	1.12	84	51	61
	200.2	2,994	1.50	31(5)	271	921(5)
(1)	We define NPLs in the ‘Credit risk management’ section in the 2016 Annual Report.
(2)	All NPLs continue accruing interest.
(3)	Impairment loss allowances as a percentage of NPLs. Impairment loss allowances relate to early arrears and performing assets (i.e. the incurred but not observed provision) as well as NPLs, so the ratio can exceed 100%.
(4)	30 June 2017 reflects 6 months of gross write-offs and 31 December 2016 reflects 12 months of gross write-offs.
(5)	In H117, we reclassified our provisions for residual value and voluntary termination from the consumer finance impairment loss allowance. To facilitate comparison with the current period, the 31 December 2016 consumer finance impairment loss allowance of £146m and NPL coverage ratio of 456% were amended to £78m and 244% respectively. This reclassification was also reflected in the Retail Banking and total impairment loss allowance and NPL coverage ratios.

At 30 June 2017 total corporate lending, comprising business banking, Commercial Banking and Global Corporate Banking, was £28.1bn (2016: £27.4bn). The NPL ratio for corporate lending was 1.99% (2016: 2.51%), the NPL coverage ratio was 58% (2016: 48%), gross write-offs were £25m (2016: £34m) and impairment loss allowances were £327m (2016: £334m).

30 June 2017 compared to 31 December 2016

The NPL ratio improved by 18bps to 1.32% (2016: 1.50%) and continued to perform well, supported by our prudent lending criteria and proactive management actions:

-	The improvement in the Retail Banking NPL ratio to 1.29% (2016: 1.39%) was driven by the strong credit quality of our portfolio and the ongoing resilience of the UK economy. The loan loss rate remained low at 0.02% (2016: 0.01%).
-	The NPL ratio for Commercial Banking decreased to 1.83% from 2.67% primarily due to the full repayment of three impaired loans and the write-off of some pre-2009 vintages. The loan loss rate in Commercial Banking improved to 0.10% (2016: 0.15%).
-	In Global Corporate Banking, the NPL ratio of 1.23% (2016: 1.11%) was impacted by a single loan of £20m that moved to non-performance.
-	The NPL ratio for the Corporate Centre decreased to 0.43% (2016: 1.12%), reflecting the ongoing sale and run-off of the non-core corporate and legacy portfolios.

For more on the credit performance of our key portfolios by business segment, see the ‘Retail Banking – credit risk review’ and ‘Other segments – credit risk review’ sections.

Santander UK Group Holdings plc  9

Half Yearly Financial Report 2017

Risk review

RETAIL BANKING – CREDIT RISK REVIEW

RESIDENTIAL MORTGAGES

Borrower profile

In this table, ‘home movers’ include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house. ‘Remortgagers’ are external customers who are remortgaging with us. We have not included internal remortgages, further advances and any flexible mortgage drawdowns in the new business figures.

	Stock				New business
	30 June 2017		31 December 2016		Half year to 30 June 2017		Half year to 30 June 2016
	£m	%	£m	%	£m	%	£m	%
First-time buyers	28,812	19	29,143	19	1,840	17	1,970	16
Home movers	68,214	44	68,158	44	4,954	45	5,487	45
Remortgagers	50,190	33	50,325	33	3,673	34	3,361	28
Buy-to-let	6,923	4	6,648	4	447	4	1,268	11
	154,139	100	154,274	100	10,914	100	12,086	100

30 June 2017 compared to 31 December 2016

Mortgage lending balances decreased £135m, reflecting management pricing actions in late 2016 that impacted new mortgage completions in H117. We retained c. 75% of mortgages reaching the end of their incentive period.

We continued to focus our buy-to-let book on non-professional landlords, as this segment is closely aligned with residential mortgages and accounts for the majority of the volume in the buy-to-let market. In H117, we completed 2,728 buy-to-let mortgages, representing 4% of the value of our new business flow, at an average LTV of 62%.

In addition to the new business included in the table above, there were £11.6bn (H116: £9.1bn) of internal remortgages where we kept existing customers on new mortgages. We also provided £0.7bn (H116: £0.6bn) of further advances and flexible mortgage drawdowns.

Interest rate profile

The interest rate profile of our mortgage asset stock was:

	30 June 2017		31 December 2016
	£m	%	£m	%
Fixed rate	96,132	62	91,817	59
Variable rate	31,714	21	33,627	22
Standard Variable Rate (SVR)	26,293	17	28,830	19
	154,139	100	154,274	100

30 June 2017 compared to 31 December 2016

The SVR attrition of £2,537m in H117 was lower than the £3,464m in H116.

Geographical distribution

The Santander UK new business data in these tables cover H117 compared with FY16. The Council of Mortgage Lenders (CML) new business data for H117 covers the three months ended 31 March 2017. The percentages are calculated on a value-weighted basis.

UK region	30 June 2017			31 December 2016
	Santander UK		CML	Santander UK		CML
	Stock %	New business %	New business %	Stock %	New business %	New business %
London	24	25	18	24	27	18
Midlands and East Anglia	13	14	17	13	13	17
North	15	12	17	15	12	17
Northern Ireland	2	1	1	2	1	1
Scotland	4	4	6	5	3	7
South East excluding London	31	34	29	30	34	28
South West, Wales and other	11	10	12	11	10	12
	100	100	100	100	100	100

30 June 2017 compared to 31 December 2016

The average loan size for new business was broadly in line with 2016, at £198,000 (FY16: £198,000) for the UK overall, £263,000 (FY16: £264,000) for the South East including London and £146,000 (2016: £144,000) for the rest of the UK. The loan-to-income multiple of mortgage lending in H117 also increased slightly to 3.18 (FY16: 3.16).

10 Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Other key risks

Loan-to-value analysis

This table shows the LTV distribution for new business and mortgage asset stock. We used our estimate of the property’s value at the balance sheet date. We have included fees added to the loan in the calculation. If the product is on flexible terms, the calculation only includes the drawn loan amount, not undrawn limits.

LTV	30 June 2017		31 December 2016
	New business %	Stock %	New business %	Stock %
Up to 50%	18	46	17	46
>50–75%	43	41	43	41
>75–85%	19	8	23	8
>85–100%	20	4	17	4
>100%	-	1	-	1
Simple average(1) LTV (indexed)	63	43	65	43

(1) Unweighted average of LTV of all accounts.

30 June 2017 compared to 31 December 2016

In H117 the proportion of lending with an LTV of over 85% increased to 20% (2016: 17%) mainly due to the lower proportion of buy-to-let new business typically written at lower LTVs. At 30 June 2017, the parts of the loans in negative equity which were effectively uncollateralised before taking account of impairment loss allowances reduced to £259m (2016: £285m).

Credit performance

	30 June 2017 £m	31 December 2016 £m
Mortgage loans and advances to customers of which:	154,139	154,274
Performing(1)	151,039	150,895
Early arrears:	1,164	1,269
– 31 to 60 days	721	793
– 61 to 90 days	443	476
NPLs: (2)(3)	1,936	2,110
– By arrears	1,464	1,578
– By bankruptcy	17	21
– By maturity default	296	316
– By forbearance	127	160
– By properties in possession (PIPs)	32	35
(1)	Excludes mortgages where the customer did not pay for between 31 and 90 days, arrears, bankruptcy, maturity default, forbearance and PIPs NPLs. Includes £2,745m of mortgages (2016: £2,959m) where the customer did not pay for 30 days or less.
(2)	We define NPLs in the ‘Credit risk management’ section of the 2016 Annual Report.
(3)	All NPLs are in the UK and continue accruing interest.

Forbearance(1)

The balances at 30 June 2017 and 31 December 2016, analysed by their payment status at the period-end and the forbearance we applied, were:

	Capitalisation £m	Term extension £m	Interest-only £m	Total £m	Impairment loss allowances £m
30 June 2017
In arrears	266	71	187	524	21
Performing	424	208	453	1,085	6
	690	279	640	1,609	27
Proportion of portfolio	0.4%	0.2%	0.4%	1.0%

31 December 2016
In arrears	293	78	226	597	24
Performing	466	222	481	1,169	7
	759	300	707	1,766	31
Proportion of portfolio	0.5%	0.2%	0.4%	1.1%
(1)	We base forbearance type on the first forbearance on the accounts. Tables only show accounts that were open at the period-end.

30 June 2017 compared to 31 December 2016

At 30 June 2017, the total stock of forbearance reduced by 9% as a result of a continued improvement in arrears performance and favourable market conditions.

Other changes in contract terms

At 30 June 2017, there were £4.8bn (2016: £5.1bn) of other mortgages on the balance sheet that we have modified since January 2008. We agreed these modifications in order to maintain a good relationship with the customer. The customers were not showing any signs of financial difficulty at the time, so did not classify these changes as forbearance.

We keep the performance and profile of the accounts under review. At 30 June 2017:

-	The average LTV was 34% (2016: 35%) and 95% (2016: 94%) of accounts had made their last six months’ contractual payments
-	The proportion of accounts that were 90 days or more in arrears was 1.50% (2016: 1.57%).

Santander UK Group Holdings plc  11

Half Yearly Financial Report 2017

Risk review

PORTFOLIOS OF PARTICULAR INTEREST

For a description of the types of mortgage that have higher risk or stand out for different reasons, see the ’Credit risk’ section of the Risk review of the 2016 Annual Report.

Portfolios of particular interest loans – credit performance

		Portfolio of particular interest(1)
	Total £m	Interest-only £m	Part interest-only, part repayment £m	Flexible(2) £m	LTV >100% £m	Buy-to-let £m	Other portfolio(3) £m
30 June 2017
Mortgage portfolio	154,139	40,174	14,160	15,851	1,690	6,923	92,834
Performing	151,039	38,771	13,734	15,504	1,500	6,891	91,820
Early arrears:
– 31 to 60 days	721	320	96	56	26	8	295
– 61 to 90 days	443	202	59	41	20	6	177
NPLs	1,936	881	271	250	144	18	542
NPL ratio	1.26%	2.19%	1.91%	1.58%	8.52%	0.26%	0.58%
PIPs	32	17	6	4	12	1	7

31 December 2016
Mortgage portfolio	154,274	41,707	14,535	16,853	1,873	6,648	90,570
Performing	150,895	40,185	14,066	16,472	1,661	6,621	89,483
Early arrears:
– 31 to 60 days	793	360	111	71	33	7	314
– 61 to 90 days	476	224	70	45	22	2	191
NPLs	2,110	938	288	265	157	18	582
NPL ratio	1.37%	2.25%	1.98%	1.57%	8.38%	0.27%	0.64%
PIPs	35	15	7	4	13	1	9
(1)	Where a loan falls into more than one category, we have included it in all the categories that apply. As a result, the sum of the mortgages in the segments of particular interest and the other portfolio does not agree to the total mortgage portfolio.
(2)	Includes legacy Alliance & Leicester flexible loans that work in a more limited way than our current Flexi loan product.
(3)	Includes other loans that are not in any segment of particular interest.

30 June 2017 compared to 31 December 2016

In H117, the value and proportion of interest-only loans together with part interest-only, part repayment loans reduced, reflecting our strategy to manage down the overall exposure to this lending profile. In addition the value and proportion of flexible mortgages also reduced as they are no longer offered on new mortgages.

Portfolios of particular interest loans – forbearance

The forbearance started in H117 was £161m (H116: £192m), which is in line with the overall reduction seen in flows into forbearance in H117. We keep the performance and profile of the accounts under review.

BUSINESS BANKING, CONSUMER FINANCE AND OTHER UNSECURED LENDING

In H117 business banking lending reduced slightly to £2.0bn (2016: £2.3bn), mainly due to the transfer of a number of business banking customers (associated balances of £0.2bn) to Commercial Banking, where their ongoing needs can be better served. This followed a periodic review in H117 and the year-end position has not been amended. The reduction contributed to an increase in the NPL ratio to 6.05% (2016: 4.70%).

Consumer finance and other unsecured lending balances were broadly flat at £6.9bn (2016: £6.8bn) and £5.2bn (2016: £5.2bn) respectively, in part as a result of controlled management actions in an increasingly competitive environment. The NPL ratios for consumer finance and other unsecured lending balances were 0.48% (2016: 0.47%) and 1.67% (2016: 1.73%) respectively. In H117, we reclassified our provisions for residual value and voluntary termination from the consumer finance impairment loss allowance. The 31 December 2016 consumer finance impairment loss allowance of £146m and NPL coverage ratio of 456% were amended to £78m and 244% respectively.

At 30 June 2017 forbearance across business banking, consumer finance and other unsecured lending increased by 6% to £179m (2016: £169m).

12 Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Other key risks

OTHER SEGMENTS – CREDIT RISK REVIEW

Other segments credit risk – committed exposures

Rating distribution

These tables show our credit risk exposure according to our internal rating scale (see ‘Credit quality’ in the ‘Santander UK group level – credit risk review’ section of the 2016 Annual Report) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	9 (AAA to AA-) £m	8 (A+ to A) £m	7 (A- to BBB+) £m	6 (BBB to BBB-) £m	5 (BB+ to BB-) £m	4 (B+ to B) £m	1 to 3 (B- to D) £m	Other(1) £m	Total £m
30 June 2017
Commercial Banking	1,301	1,782	492	9,254	6,862	3,800	594	87	24,172
Global Corporate Banking	1,968	6,092	10,203	9,906	4,824	70	66	-	33,129
Corporate Centre	36,389	3,607	1,059	452	194	63	21	451	42,236

31 December 2016
Commercial Banking	1,377	1,611	861	8,678	6,973	3,640	651	131	23,922
Global Corporate Banking	1,668	9,016	9,237	10,090	4,345	56	75	1	34,488
Corporate Centre	39,386	4,638	1,519	583	215	69	63	480	46,953
(1)	Consists of smaller exposures mainly in the commercial mortgage portfolio. We use scorecards for them, instead of a rating model.

Geographical distribution

We classify geographical location according to country of risk – in other words, the country where each counterparty has its main business activity or assets unless there is a full risk transfer guarantee in place, in which case we use the guarantor’s country of domicile instead. If our clients have operations in many countries, we use their country of incorporation.

	UK £m	Peripheral eurozone £m	Rest of Europe £m	US £m	Rest of World £m	Total £m
30 June 2017
Commercial Banking	24,053	24	93	1	1	24,172
Global Corporate Banking	22,108	2,190	5,007	1,032	2,792	33,129
Corporate Centre	31,718	12	2,899	5,145	2,462	42,236

31 December 2016
Commercial Banking	23,782	18	65	57	-	23,922
Global Corporate Banking	22,407	2,374	4,254	1,248	4,205	34,488
Corporate Centre	36,173	5	3,105	4,933	2,737	46,953

Portfolio changes

30 June 2017 compared to 31 December 2016

Commercial Banking

In H117, our committed exposures increased, with increased demand from medium sized corporate customers partially offset by active management of Commercial Real Estate exposures amid economic uncertainty:

-	Our SME and mid corporate exposures increased to £11.8bn (2016: £11.3bn) with growth seen across all portfolios.
-	Our Commercial Real Estate portfolio decreased to £9.3bn (2016: £9.5bn) reflecting the impact of our proactive management of exposures to certain segments, as well as slower market activity.
-	Our Social Housing portfolio remained stable at £3.1bn (2016: £3.1bn) as repayments offset new business and refinancing of longer-dated loans previously managed in Corporate Centre.

Global Corporate Banking

In H117, our committed exposures decreased, with growth in our Large Corporate portfolio more than offset by reductions in our Sovereign and Supranational and Financial Institutions portfolios:

-	Sovereign and Supranational exposures decreased to £4.2bn (2016: £5.1bn) driven by reduced holdings in Japanese Government securities as part of normal liquid asset portfolio management and short-term markets trading activity. The portfolio profile stayed mainly short-term (up to one year), reflecting the purpose of the holdings. As in 2016, our rest of world exposures principally comprised of Japan.
-	Large Corporate exposures increased to £22.0bn (2016: £21.5bn) driven by lending and origination activities relating to project and acquisition finance and transactional services, as well as new lending to a number of our trading corporate customers. At 30 June 2017, our direct lending committed exposure to oil and gas customers was £1.2bn (2016: £1.8bn) and to mining customers was £1.0bn (2016: £1.4bn). At 30 June 2017 credit quality remained broadly stable but reflected the downgrading of two customers with exposures of £0.6bn from rating band 8 to rating band 7. The portfolio profile stayed mainly short to medium-term (up to five years), reflecting the type of finance we typically provide to support our clients’ needs.
-	Exposures in our Financial Institutions portfolio decreased to £6.9bn (2016: £7.9bn) due to a reduction in counterparty credit risk.

Corporate Centre

In H117, committed exposures decreased to £42.2bn (2016: £47.0bn), driven by our Sovereign and Supranational portfolio. Exposures in our Sovereign and Supranational portfolio are mainly cash at central banks and highly-rated liquid assets we hold as part of normal liquid asset portfolio management. The decrease in the overall exposure to £30.0bn (2016: £34.5bn) was driven by a reduction in UK deposits.

Santander UK Group Holdings plc  13

Half Yearly Financial Report 2017

Risk review

Other segments – credit performance

We monitor exposures that show potentially higher risk characteristics using our Watchlist process (described in ‘Risk monitoring’ in the ‘Credit risk management’ section of the 2016 Annual Report). The table below shows the exposures we monitor, and those we classify as non-performing by portfolio at 30 June 2017 and 31 December 2016:

	Committed exposure
		Watchlist				Observed
	Performing £m	Enhanced Monitoring £m	Proactive Management £m	Non-performing exposure(1) £m	Total(2) £m	impairment loss allowances £m
30 June 2017
Commercial Banking	22,215	1,077	509	371	24,172	165
Global Corporate Banking	31,775	1,209	59	86	33,129	41
Corporate Centre	42,174	23	13	26	42,236	16
Total observed impairment loss allowances						222
Allowance for IBNO(3)						89
Total impairment loss allowances						311

31 December 2016
Commercial Banking	21,810	1,192	380	540	23,922	183
Global Corporate Banking	33,486	861	72	69	34,488	33
Corporate Centre	46,687	184	9	73	46,953	31
Total observed impairment loss allowances						247
Allowance for IBNO(3)						91
Total impairment loss allowances						338
(1)	Non-performing exposure includes committed facilities and derivative exposures.
(2)	Includes committed facilities and derivatives. We define ‘Enhanced Monitoring’ and ‘Proactive Management’ in the ‘Risk monitoring‘ section of the 2016 Annual Report.
(3)	Allowance for IBNO losses as described in Note 1 to the Consolidated Financial Statements of the 2016 Annual Report.

30 June 2017 compared to 31 December 2016

Commercial Banking

In our SME and mid corporate portfolio, exposures subject to enhanced monitoring reduced to £712m (2016: £892m), whilst exposures subject to proactive management increased to £425m (2016: £331m), primarily driven by the addition of a large trading customer. Non-performing exposures reduced to £286m (2016: £361m) due to successful exits on two larger cases.

In our Commercial Real Estate portfolio, exposures subject to enhanced monitoring increased to £257m (2016: £161m) primarily due to our prudent policy for facilities approaching maturity where refinance is being finalised and exposures subject to proactive management increased to £84m (2016: £49m). Non-performing exposures reduced to £85m (2016: £179m) primarily driven by the full repayment of a loan of £50m that moved to non-performance in 2016. The portfolio remains well covered with an NPL coverage ratio of 63% and low write-offs of £7m.

In our Social Housing portfolio, exposures subject to enhanced monitoring reduced to £108m (2016: £139m).

Global Corporate Banking

In our Large Corporate portfolio, exposures subject to enhanced monitoring remained stable at £656m (2016: £659m). Exposures subject to proactive management decreased to £58m (2016: £70m). Non-performing exposures increased to £86m (2016: £69m) due to the movement of a single exposure to non-performing.

In our Financial Institutions portfolio, exposures subject to enhanced monitoring increased to £553m (2016: £202m) due to the redrawing of a secured loan transaction by an existing Watchlist customer. This loan is over-collateralised with high quality assets and is puttable on a quarterly basis.

Corporate Centre

In our Legacy Portfolios in run-off portfolio, non-performing exposures reduced to £26m (2016: £73m) driven by the sale of a shipping asset.

In our Social Housing portfolio, there were no exposures subject to enhanced monitoring (2016: £164m) due to the resolution of governance issues that had impacted two customers.

14 Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Other key risks

Other segments – forbearance

We only make forbearance arrangements for lending to customers.

	Commercial Banking £m	Global Corporate Banking £m	Corporate Centre £m
30 June 2017
Stock(1)
– Term extension	131	58	-
– Interest-only	145	-	17
– Other payment rescheduling	146	10	14
	422	68	31
Of which:
– Non-performing	281	60	14
– Performing	141	8	17
	422	68	31
Proportion of portfolio	1.7%	0.2%	2.8%

31 December 2016
Stock(1)
– Term extension	168	11	1
– Interest-only	158	-	20
– Other payment rescheduling	208	10	16
	534	21	37
Of which:
– Non-performing	344	10	15
– Performing	190	11	22
	534	21	37
Proportion of portfolio	2.2%	0.1%	2.7%
(1)	We base forbearance type on the first forbearance we applied. Tables only show accounts open at the period end.

30 June 2017 compared to 31 December 2016

Commercial Banking

At 30 June 2017, the cumulative forbearance stock reduced to £422m (2016: £534m). This decrease was mainly due to the successful resolution of NPL cases in the period and one performing case exiting forbearance according to defined criteria.

The accounts in forbearance as a percentage of the portfolio reduced to 1.7% (2016: 2.2%). At 30 June 2017, 78% (2016: 78%) of the cumulative forbearance stock had entered forbearance before default.

Global Corporate Banking

At 30 June 2017, there were three forborne cases totalling £68m (2016: two cases totalling £21m), of which £60m (2016: £10m) was classified as NPL. This increase in forbearance was driven from one deal that was classified as NPL in 2016.

Corporate Centre

At 30 June 2017 and 2016, we had only made forbearance arrangements for the Legacy Portfolios in run-off.

At 30 June 2017, the cumulative forbearance stock in our Legacy Portfolios in run-off decreased slightly to £31m (2016: £37m).

Santander UK Group Holdings plc  15

Half Yearly Financial Report 2017

Risk review

PORTFOLIOS OF PARTICULAR INTEREST

Commercial Real Estate

Commercial Real Estate – credit performance

The table below shows the main Commercial Real Estate credit performance metrics at 30 June 2017 and 31 December 2016:

	Customer loans(1) £bn	NPLs(2) £m	NPL ratio %	NPL coverage(3) %	Gross write-offs £m	Impairment loss allowances £m
30 June 2017	8.7	92	1.06	63	7	58
31 December 2016	9.0	180	2.00	32	1	58
(1)	Comprises commercial real estate drawn loans in the business banking portfolio of our Retail Banking segment of £284m (2016: £365m) and in the Commercial Real Estate portfolio of our Commercial Banking segment of £8,457m (2016: £8,678m).
(2)	All NPLs continue accruing interest.
(3)	Impairment loss allowances as a percentage of NPLs. Impairment loss allowances relate to early arrears and performing assets (i.e. the IBNO provision) as well as NPLs, so the ratio can exceed 100%.

30 June 2017 compared to 31 December 2016

At 30 June 2017, our NPL ratio was 1.06% (2016: 2.00%) reflecting our conservative credit risk policy. The reduction in the ratio was driven by the full repayment of a £50m loan that had moved to non-performance in 2016, alongside other repayments and the write off of some smaller pre-2009 vintage cases. Commercial Real Estate loans written before 2009 totalled £468m (2016: £543m). The pre-2009 loans were written on market terms which, compared with more recent times and following a significant tightening in our lending criteria, included higher original LTVs, lower interest coverage and exposure to development risk.

Commercial Real Estate – LTV analysis

The tables below show LTVs (based on the drawn balance and our latest estimate of the property’s current value) at 30 June 2017 and 31 December 2016:

Loans and advances to customers	30 June 2017		31 December 2016
	£m	%	£m	%
<=70%	7,702	88	7,886	88
>70–100%	89	1	194	2
>100% i.e. negative equity	41	-	88	1
Standardised portfolio(1)	687	8	652	7
Total with collateral	8,519	97	8,820	98
Development loans	222	3	223	2
	8,741	100	9,043	100
(1)	Consists of smaller value transactions, mainly commercial mortgages.

Commercial Real Estate – sector analysis

The table below shows the sector analysis of the portfolio at 30 June 2017 and 31 December 2016:

Sector	30 June 2017		31 December 2016
	£m	%	£m	%
Office	2,164	25	2,359	26
Retail	1,668	19	1,739	19
Industrial	1,276	15	1,274	14
Residential	1,012	11	1,016	11
Mixed use	1,196	14	1,184	13
Student accommodation	216	2	224	3
Hotels and leisure	353	4	389	5
Other	169	2	206	2
Standardised portfolio(1)	687	8	652	7
	8,741	100	9,043	100
(1)	Consists of smaller value transactions, mainly commercial mortgages.

30 June 2017 compared to 31 December 2016

The Commercial Real Estate portfolio of £8,741m (2016: £9,043m) is well diversified across sectors, with no significant regional or single name concentration, representing 31% (2016: 33%) of our total lending to corporates and 4% (2016: 4%) of total customer loans. At 30 June 2017, the LTV profile of the portfolio remained conservative with £7,702m (2016: £7,886m) of the non-standardised portfolio assets at or below 70% LTV. Loans with development risk were only 3% (2016: 2%) of the total Commercial Real Estate portfolio. Development lending is typically on a non-speculative basis with significant pre-lets in place and/or pre-sales in place.

In H117, no new business was written above 70% LTV (H116: nil), and 83% (H116: 96%) was written at or below 60% LTV. At 30 June 2017, the average LTV of the non-standardised portfolio, weighted by exposure, was 49% (2016: 50%). The weighted average LTV of new deals, which excludes the standardised portfolio, in H117 was 50% (2016: 48%). The average loan balance at 30 June 2017 remains at £4.8m (2016: £4.8m).

Commercial Real Estate – refinancing risk

For Commercial Real Estate loans approaching maturity, we look at the prospects of refinancing the loan on current market terms and applicable credit policy. Where this seems unlikely we put the case on our Watchlist. At 30 June 2017, Commercial Real Estate loans of £1,340m (2016: £1,408m) were due to mature within 12 months. Of these, £51m, i.e. 4% (2016: £161m, i.e. 11%), had an LTV ratio higher than is acceptable under our current credit policy. At 30 June 2017, all of this (2016: £149m) had been put on our Watchlist or recorded as NPL and had an impairment loss allowance of £24m (2016: £31m).

16 Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Other key risks

Market risk

Overview Market risk management In H117, there were no significant changes in the way we manage market risk as described in the 2016 Annual Report.	Market risk review In this section we analyse our key trading and banking market risk metrics.

Key metrics

-       NIM sensitivity to +50bps was £241m and to -50bps was £(114)m (2016: £240m and £(82)m)

-       Economic Value of Equity (EVE) sensitivity to +50bps was £159m and to -50bps was £(270)m (2016: £54m and £(30)m)

TRADING MARKET RISK REVIEW

VaR

This table shows our Internal VaR for exposure to each of the main classes of risk at 30 June 2017 and 31 December 2016. The VaR figures show how much the fair values of all our tradeable instruments could have changed. Since trading instruments are recorded at fair value, these are also the amounts by which they could have increased or reduced our net income.

Trading instruments	Period-end exposure		Average exposure		Highest exposure		Lowest exposure
	30 June 2017 £m	31 December 2016 £m	30 June 2017 £m	31 December 2016 £m	30 June 2017 £m	31 December 2016 £m	30 June 2017 £m	31 December 2016 £m
Interest rate risks(1)	3.4	2.9	2.3	2.5	3.4	3.6	1.8	1.7
Equity risks(2)	0.4	1.4	1.0	0.9	2.0	1.5	0.2	0.6
Credit (spread) risks(3)	-	-	-	-	-	-	-	-
Foreign exchange risks	0.2	1.5	0.6	1.4	1.6	2.2	-	0.1
Correlation offsets(4)	(0.7)	(2.3)	(1.2)	(2.0)	-	-	-	-
Total correlated one-day VaR	3.3	3.5	2.7	2.8	3.7	3.6	2.0	1.7
(1)	This measures the effect of changes in interest rates and how volatile they are. The effects are on cash instruments, securities and derivatives. This includes swap spread risk (the difference between swap rates and government bond rates), basis risk (changes in interest rate tenor basis) and inflation risk (changes in inflation rates).
(2)	This measures the effect of changes in equity prices, volatility and dividends on stock and derivatives.
(3)	This measures the effect of changes in the credit spread of corporate bonds and credit derivatives.
(4)	The highest and lowest exposures for each risk type did not necessarily happen on the same day as the highest and lowest total correlated one-day VaR. It is impossible to calculate a corresponding correlation offset effect, so we have not included it in the table.

BANKING MARKET RISK REVIEW

Interest rate risk

Yield curve risk

The table below shows how our base case income and valuation would be affected by a 50 basis point parallel shift (both upwards and downwards) applied instantaneously to the yield curve at 30 June 2017 and 31 December 2016.

	30 June 2017		31 December 2016
	+50bps £m	-50bps £m	+50bps £m	-50bps £m
NIM sensitivity	241	(114)	240	(82)
EVE sensitivity	159	(270)	54	(30)

30 June 2017 compared to 31 December 2016

There was no significant change in the underlying risk position in H117. The movement in NIM and EVE sensitivities in H117 was largely due to changes in our underlying models used for risk measurement purposes. The models have been updated to better reflect the risks inherent in the current low interest rate environment, including the possibility of negative interest rates in the UK.

Santander UK Group Holdings plc  17

Half Yearly Financial Report 2017

Risk review

Liquidity risk

Overview Liquidity risk management In H117, there were no significant changes in the way we manage liquidity risk as described in the 2016 Annual Report.	Liquidity risk review In this section we analyse our Liquidity Coverage Ratio (LCR), our loan to deposit ratio (LDR) and our wholesale funding profile. We also provide details on asset encumbrance.	Key metrics - LCR was 133% (2016: 139%) - LCR eligible liquidity pool was £50.1bn (2016: £50.7bn) on a carrying value basis

LIQUIDITY RISK REVIEW

Liquidity Coverage Ratio and eligible liquidity pool

This table shows our LCR, and Liquidity Risk Appetite (LRA) reflecting the stress testing methodology in place at that time.

	LCR		LRA(1)
	30 June 2017 £bn	31 December 2016 £bn	30 June 2017 £bn	31 December 2016 £bn
Eligible liquidity pool (liquidity value)	48.5	50.1	44.4	45.2
Net stress outflows	(36.5)	(36.0)	(27.4)	(27.3)
Surplus	12.0	14.1	17.0	17.9
Eligible liquidity pool as a percentage of anticipated net cash flows	133%	139%	162%	166%
(1)	The LRA is a two-month Santander UK specific requirement.

At 30 June 2017, the value of the assets in our LCR eligible liquidity pool was £50.1bn (2016: £50.7bn) on a carrying value and £48.5bn (2016: £50.1bn) on a liquidity value.

30 June 2017 compared to 31 December 2016

Our LCR was 133% (2016: 139%), reflecting prudent liquidity planning, partially offset by the EU adoption of Regulatory Technical Standards for assessing additional collateral outflows on derivative contracts. Our LCR eligible liquidity pool significantly exceeded wholesale funding of less than one year, with a coverage ratio of 269% at 30 June 2017 (2016: 237%).

OUR FUNDING STRATEGY AND STRUCTURE

Deposit funding

Our Retail Banking and Commercial Banking activities are mostly funded by customer deposits. The rest is funded through wholesale markets.

This table shows our loan-to-deposit ratio at 30 June 2017 and 31 December 2016. The data for our business segments does not include fair value loans, impairment loss allowances, accrued interest and other items. The total data includes these items but does not include repurchase and reverse repurchase agreements.

	30 June 2017			31 December 2016
	Customer loans £bn	Customer deposits £bn	Loan-to- deposit ratio %	Loan-to- deposit ratio %

Retail Banking	168.2	148.7	113	114
Commercial Banking	19.6	18.1	108	113
Global Corporate Banking	6.5	4.4	148	139
Corporate Centre	6.0	3.2	188	217
Total customer loans and deposits	200.3	174.4
Adjust for: fair value loans, impairment loss allowances, accrued interest and other	(0.5)	1.1
Statutory loans and advances to customers/deposits by customers(1)	199.8	175.5
Less: repurchase agreements and reverse repurchase agreements	(0.4)	(0.5)
Total(2)	199.4	175.0	114	116
(1)	The customer loans and customer deposits numbers are the balances disclosed in the Condensed Consolidated Balance Sheet.
(2)	We calculate the total loan-to-deposit ratio as loans and advances to customers (excluding reverse repurchase agreements) divided by deposits by customers (excluding repurchase agreements).

30 June 2017 compared to 31 December 2016

Our LDR improved to 114% (2016: 116%), driven by growth in Retail Banking current accounts of £1.5bn and Commercial Banking deposits of £0.9bn.

18 Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Other key risks

Wholesale funding

Maturity profile of wholesale funding

This table shows our main sources of wholesale funding. It does not include securities financing repurchase and reverse repurchase agreements. The table is based on exchange rates at issue and scheduled repayments. It does not reflect the final contractual maturity of the funding.

	<=1 month £bn	>1 and <=3 months £bn	>3 and <= 6 months £bn	>6 and <=9 months £bn	>9 and <=12 months £bn	Sub-total <=1 year £bn	>1 and <=2 years £bn	>2 and <=5 years £bn	>5 years £bn	Total £bn
30 June 2017
Santander UK Group Holdings plc(1)
Senior unsecured – public benchmark	-	-	-	-	-	-	-	3.8	1.5	5.3
– privately placed	-	-	-	-	-	-	-	-	0.1	0.1
Subordinated liabilities and equity (inc. AT1)	-	-	-	-	-	-	0.5	1.1	1.5	3.1
	-	-	-	-	-	-	0.5	4.9	3.1	8.5
Santander UK plc
Deposits by banks	-	0.1	0.2	-	-	0.3	-	-	-	0.3
Senior unsecured – public benchmark	-	0.9	-	0.8	-	1.7	3.7	4.8	1.4	11.6
– privately placed	-	0.4	0.2	0.6	-	1.2	0.9	0.5	0.2	2.8
Covered bonds	-	-	1.5	0.9	0.9	3.3	-	7.8	3.3	14.4
Securitisation and structured issuance(2)	1.4	-	0.9	-	0.4	2.7	1.3	1.0	-	5.0
Term Funding Scheme	-	-	-	-	-	-	-	7.5	-	7.5
Subordinated liabilities	-	-	-	0.1	-	0.1	0.1	-	2.4	2.6
	1.4	1.4	2.8	2.4	1.3	9.3	6.0	21.6	7.3	44.2
Other group entities
Deposits by banks	0.7	0.4	-	-	-	1.1	-	-	-	1.1
Certificates of deposit and commercial paper	2.2	3.0	1.5	0.6	0.3	7.6	-	-	-	7.6
Senior unsecured – privately placed	-	-	-	-	-	-	0.1	0.5	0.4	1.0
Securitisation and structured issuance(3)	0.1	0.1	0.2	0.1	0.1	0.6	0.7	0.3	-	1.6
	3.0	3.5	1.7	0.7	0.4	9.3	0.8	0.8	0.4	11.3
Total at 30 June 2017	4.4	4.9	4.5	3.1	1.7	18.6	7.3	27.3	10.8	64.0
Of which: – secured	1.5	0.1	2.6	1.0	1.4	6.6	2.0	16.6	3.3	28.5
– unsecured	2.9	4.8	1.9	2.1	0.3	12.0	5.3	10.7	7.5	35.5

Total at 31 December 2016	6.5	4.6	3.4	3.8	3.1	21.4	7.0	24.0	12.8	65.2
Of which: – secured	2.1	0.6	2.1	1.6	2.5	8.9	4.0	11.7	4.7	29.3
– unsecured	4.4	4.0	1.3	2.2	0.6	12.5	3.0	12.3	8.1	35.9
(1)	Currently all our senior debt issued out of Santander UK Group Holdings plc is downstreamed into Santander UK plc on an equivalent rankings basis (e.g. senior unsecured is downstreamed as senior unsecured, subordinated capital instruments are downstreamed as subordinated capital instruments, etc.). However, under the end-state MREL / TLAC regime, senior unsecured debt issued out of Santander UK Group Holdings plc will be downstreamed in a form that is subordinated to senior unsecured debt, but senior to subordinated capital instruments issued out of Santander UK plc.
(2)	This includes funding from mortgage-backed securitisation vehicles where Santander UK plc is the asset originator.
(3)	This includes funding from asset-backed securitisation vehicles where entities other than Santander UK plc are the asset originator.

Term issuance

In H117, our external term issuance (sterling equivalent) was:

	Sterling £bn	US Dollar £bn	Euro £bn	Other £bn	Total H117 £bn	Total H116 £bn
Santander UK Group Holdings plc
Senior unsecured – public benchmark	-	0.8	0.4	-	1.2	1.2
– privately placed	-	-	-	0.1	0.1	-
Subordinated debt and equity (including AT1 issuance)	0.5	-	-	-	0.5	-
	0.5	0.8	0.4	0.1	1.8	1.2
Santander UK plc
Securitisations	-	-	-	-	-	0.6
Covered bonds	1.0	-	-	-	1.0	-
Term Funding Scheme	3.0	-	-	-	3.0	-
	4.0	-	-	-	4.0	0.6
Other group entities
Securitisations	-	-	-	-	-	0.5
Covered bonds	-	-	-	-	-	0.8
Senior unsecured – public benchmark	-	-	-	-	-	1.4
– privately placed	0.1	-	-	-	0.1	1.0
	0.1	-	-	-	0.1	3.7
Total gross issuances	4.6	0.8	0.4	0.1	5.9	5.5

H117 presented a positive market environment for issuance despite the continuing backdrop of global geo-political tensions and other political issues causing intermittent volatility. Any concerns around events such as the French and UK elections and Brexit negotiations were quickly shrugged off by the market. Equities proved resilient and remained high, the Bank of England and the European Central Bank kept their broader monetary policy unchanged and we continued to see robust performance of credit markets across the capital structure. In April 2017 we took advantage of the strong market appetite for higher risk products and issued £500m of Fixed Rate Reset Perpetual AT1 Capital Securities.

In H117, our total term funding was £5.9bn (H116: £5.5bn), of which £2.4bn (H116: £5.5bn) was medium-term issuance, and maturities were £6.3bn (H116: £5.5bn). We are well placed to meet our non-capital MREL requirements and have issued £5.6bn of medium-term senior unsecured issuances out of Santander UK Group Holdings plc to date (being the sterling equivalent based on the exchange rate at 30 June 2017). £1.3bn of this was issued in H117. We drew down a further £3.0bn from the Term Funding Scheme in the period, with a total drawdown outstanding of £7.5bn (2016: £4.5bn). At 30 June 2017 the total drawdowns of UK Treasury Bills under the Funding for Lending Scheme remained at £3.2bn (2016: £3.2bn). At 30 June 2017, 71% (2016: 67%) of wholesale funding had a maturity over one year, with an overall residual duration of 42 months (2016: 41 months).

Santander UK Group Holdings plc  19

Half Yearly Financial Report 2017

Risk review

Encumbrance

Encumbrance of customer loans and advances

We have issued prime retail mortgage-backed and other asset-backed securitised products to a diverse investor base through our mortgage-backed and other asset-backed funding programmes. For more on this, see Notes 11 and 19 to the Condensed Consolidated Interim Financial Statements.

We have raised funding with mortgage-backed notes, both issued to third parties and retained (the latter being central bank eligible collateral for funding purposes in other Bank of England facilities), and other asset-backed notes. We also have a covered bond programme. Under this, we issue securities to investors secured by a pool of residential mortgages.

30 June 2017 compared to 31 December 2016

Our level of encumbrance from external and internal issuance of securitisations and covered bonds decreased in H117 as planned. This reflected greater maturities than new issues in the period. We expect our overall level of encumbrance to continue to decrease in H217.

20 Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Other key risks

  Capital risk

Overview Capital risk management	Capital risk review	Key metrics

In H117, there were no significant changes in the way we manage capital risk as described in the 2016 Annual Report.

The scope of our capital adequacy

We set out below a brief update on emerging regulation.

	We then analyse our capital resources and key capital ratios, including our leverage and RWAs, and we show our distributable items under CRD IV.	- CET1 capital ratio was 12.1% (2016: 11.6%) - UK leverage ratio was 4.4% (2016: 4.1%) - Total capital resources were £15.6bn (2016: £15.2bn)

THE SCOPE OF OUR CAPITAL ADEQUACY

Regulatory supervision

30 June 2017 compared to 31 December 2016

In March 2017, the Bank of England confirmed Santander UK’s non-binding Minimum Requirements for Eligible Liabilities (MREL). The indicative requirements (excluding any CET1 combined buffer requirements) equate to 6% of leverage exposures from 1 January 2019, 20.9% of RWAs from 1 January 2020 and 25.9% of RWAs from 1 January 2022.

These requirements are in line with our expectations, and may change at the end of the transitional period. We plan to meet the MREL largely through the issuance of senior unsecured debt from our holding company. This debt will then be downstreamed to the operating company in a compliant form. We have made good progress, with £5.6bn of senior unsecured debt issued from our holding company to date (H117: £1.3bn).

In June 2017, the FPC increased the UK countercyclical capital buffer from 0% to 0.5%, with binding effect from 27 June 2018. The FPC also expects to increase the buffer to 1% at its meeting in November 2017, with a 12 month implementation period absent any material change in the macroeconomic outlook.

CAPITAL RISK REVIEW

Capital resources

Key capital ratios

The tables below are consistent with our regulatory filings for 30 June 2017 and 31 December 2016. Our key capital ratios were:

	Santander UK Group Holding plc		Santander UK plc
	30 June 2017%	31 December 2016%	30 June 2017%	31 December 2016%
CET1 capital ratio	12.1	11.6	12.1	11.6
AT1	2.3	1.8	2.3	1.8
Grandfathered Tier 1	0.5	0.5	0.9	0.8
Tier 2	3.0	3.4	4.3	4.3
Total capital ratio	17.9	17.3	19.6	18.5

The total capital difference between Santander UK Group Holdings plc and Santander UK plc was due to the recognition of minority interests.

The total subordination available to Santander UK plc bondholders was 19.6% (2016: 18.5%) of RWAs.

30 June 2017 compared to 31 December 2016

We complied with the PRA’s capital adequacy rules throughout H117 and FY16.

The CET1 capital ratio of 12.1% (2016: 11.6%) improved by 50bps in H117, with stable profit and lower RWAs, which fell by £0.4bn to £87.2bn (2016: £87.6bn). The UK leverage ratio increased by 30bps to 4.4% (2016: 4.1%), with higher CET1 capital and the issuance of £500m of Fixed Rate Reset Perpetual AT1 Capital Securities that were priced in March 2017 with the transaction settling in April 2017.

Our total capital ratio increased to 17.9% at 30 June 2017 (2016: 17.3%), which also reflected the impact of higher CET1 capital and the Fixed Rate Reset Perpetual AT1 Capital Securities issuance. These were partially offset by the transitional reduction in the recognition of Tier 1 and Tier 2 capital instruments issued by Santander UK plc under the CRD IV Minority Interest rules, which are being phased in at 20% increments over a five year period.

Santander UK Group Holdings plc  21

Half Yearly Financial Report 2017

Risk review

Regulatory capital resources

The tables below are consistent with our regulatory filings for 30 June 2017 and 31 December 2016. We manage our capital on a CRD IV basis. During H117 and FY16, we held capital over and above our regulatory requirements, and managed internal capital allocations and targets in accordance with our capital and risk management policies.

Analysis of regulatory capital

This table provides an analysis of our regulatory capital.

	30 June 2017	31 December 2016
	£m	£m
CET1 capital instruments and reserves:
– Capital instruments	7,060	7,060
– Retained earnings	6,948	6,556
– Accumulated other reserves and non-controlling interests	581	674
CET1 capital before regulatory adjustments	14,589	14,290
CET1 regulatory adjustments:
– Additional value adjustments	(85)	(105)
– Goodwill (net of tax)	(1,797)	(1,801)
– Other intangibles	(500)	(482)
– Fair value reserves related to gains or losses on cash flow hedges and own credit risk adjustment	(331)	(471)
– Negative amounts resulting from the calculation of regulatory expected loss amounts	(704)	(690)
– Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	(20)	(66)
– Deferred tax assets that rely on future profitability excluding timing differences	(5)	(5)
– Defined benefit pension fund assets	(375)	(297)
– Dividend accrual	(19)	(17)
– Deduction for non-controlling interests	(162)	(150)
Total regulatory adjustments to CET1	(3,998)	(4,084)
CET1 capital	10,591	10,206
AT1 capital instruments:
– Capital instruments	2,041	1,545
– Amount of qualifying items subject to phase out from AT1	697	721
AT1 capital before regulatory adjustments	2,738	2,266
AT1 regulatory adjustments:
– Deductions for instruments issued by subsidiary undertakings	(287)	(233)
Total regulatory adjustments to AT1	(287)	(233)
AT1 capital	2,451	2,033
Tier 1 capital	13,042	12,239
Tier 2 capital instruments:
– Capital instruments	2,855	2,991
– Amount of qualifying items subject to phase out from Tier 2	788	781
Tier 2 capital before regulatory adjustments	3,643	3,772
Tier 2 regulatory adjustments:
– Deductions for instruments issued by subsidiary undertakings	(1,044)	(817)
Total regulatory adjustments to Tier 2	(1,044)	(817)
Tier 2 capital	2,599	2,955
Total regulatory capital	15,641	15,194

Regulatory leverage

The table below shows our leverage ratio, which we calculated using the rules set by the PRA. Our ratio was greater than the minimum of 3.0% at 30 June 2017 and at 31 December 2016.

	30 June 2017 £m	31 December 2016 £m
Regulatory exposure	289,284	289,684
End-point Tier 1 capital	12,632	11,751
UK leverage ratio	4.4%	4.1%

Under the PRA rules, we adjust our total assets per the Consolidated Balance Sheet to calculate our regulatory exposure for leverage purposes.

	30 June 2017 £m	31 December 2016 £m
Total assets per the Consolidated Balance Sheet	304,917	303,141
Derivatives netting and potential future exposure	(10,964)	(14,666)
Securities financing current exposure add-on	1,303	4,356
Removal of IFRS netting	1,552	1,550
Removal of qualifying central bank claims	(18,716)	(17,104)
Commitments calculated in accordance with Basel Committee Leverage Framework	13,880	15,076
CET1 regulatory adjustments	(2,688)	(2,669)
	289,284	289,684

22 Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Other key risks

Risk-weighted assets

The tables below are consistent with our regulatory filings for 30 June 2017 and 31 December 2016.

RWAs by risk	30 June 2017 £bn	31 December 2016 £bn
Credit risk	71.0	70.6
Counterparty risk	5.6	6.1
Market risk	3.3	3.5
Operational risk	7.3	7.4
	87.2	87.6

Exposure and RWAs by division and risk

The table below analyses RWAs by division and risk. We show the balance sheet amount, the equivalent regulatory exposure, the risk-weighting we apply to those exposures, and the resulting RWAs.

		Regulatory exposure			Risk-weighting applied			RWAs
	Balance sheet £bn	Standardised approach £bn	IRB approach £bn	Total £bn	Standardised approach %	IRB approach %	Total %	Standardised approach £bn	IRB approach £bn	Total £bn
30 June 2017
Retail Banking
– Secured lending	154.1	-	164.4	164.4	-	15.8	15.9	-	26.0	26.0
– Unsecured lending	14.1	10.7	8.6	19.3	74.4	50.4	63.8	8.1	4.3	12.4
– Operational risk	-	-	-	-	-	-	-	5.5	-	5.5

Commercial Banking
– Customer assets	19.6	10.1	13.1	23.2	99.4	70.4	83.0	9.9	9.3	19.2
– Operational risk	-	-	-	-	-	-	-	0.9	-	0.9

Global Corporate Banking
– Credit risk	6.5	5.2	6.1	11.3	86.5	57.4	70.8	4.5	3.5	8.0
– Counterparty risk	29.6	3.4	4.8	8.2	44.1	66.7	57.3	1.5	3.2	4.7
– Market risk(1)	-	-	-	-	-	-	-	2.9	-	2.9
– Operational risk	-	-	-	-	-	-	-	0.8	-	0.8

Corporate Centre
– Customer assets(2)	6.0	0.9	5.5	6.4	72.6	8.7	17.9	0.7	0.5	1.2
– Counterparty risk	1.0	-	1.1	1.1	-	21.7	21.7	-	0.2	0.2
– Eligible liquid assets(3)	50.1	30.8	-	30.8	-	-	-	-	-	-
– Market risk(1)	-	-	-	-	-	-	-	0.4	-	0.4
– Operational risk	-	-	-	-	-	-	-	0.1	-	0.1

Intangible assets and securitisation deductions	2.3	-	-	-	-	-	-	-	-	-
Other assets(4)	21.6	10.7	3.0	13.7	42.1	12.8	35.7	4.5	0.4	4.9
Total at 30 June 2017	304.9	71.8	206.6	278.4				39.8	47.4	87.2
Total at 31 December 2016	303.1	71.5	208.5	280.0				42.2	45.4	87.6
(1)	We calculate market risk RWAs using internal model-based and standardised approaches. We have described this in more detail in the ‘Market risk’ section of the Risk review of the 2016 Annual Report.
(2)	Mostly Social Housing.
(3)	We include reverse repurchase agreements collateralised by eligible sovereign securities.
(4)	We have not allocated segmentally the balance sheet amounts of other assets, although we have allocated the RWAs to Corporate Centre. The RWAs cover credit risk, market risk and operational risk.

30 June 2017 compared to 31 December 2016

RWAs decreased £0.4bn to £87.2bn (2016: £87.6bn), primarily due to a decrease in counterparty credit and market risk in Global Corporate Banking and a reduction of our Commercial Real Estate exposures in Commercial Banking:

-	Retail banking RWAs were broadly flat
-	Commercial banking RWAs were lower, driven by the reduction of our Commercial Real Estate exposures.
-	Global Corporate Banking RWAs were lower driven by a decrease in counterparty credit and market risk that was partially offset by asset growth. RWAs attributable to customer loans were £8.0bn (2016: £7.5bn).
-	Corporate Centre RWAs were broadly flat with higher counterparty credit risk, partially offset by a reduction in non-core customer loans and the Vocalink Holdings Limited shareholder sale. RWAs attributable to non-core customer loans amounted to £1.1bn (2016: £1.3bn).

Distributable items

Movements in distributable items during H117 and the FY16 were:

	30 June 2017 £m	31 December 2016 £m
Distributable items at start of period	4,212	4,215
Dividends approved since start of period:
– AT1 Capital Securities	(63)	(111)
– Tax on above item	12	22
– Ordinary shares	(323)	(593)
Dividends receivable since start of period:
– Investment in AT1 Capital Securities	62	110
– Tax on above item	(12)	(22)
– Investment in ordinary shares of subsidiary	323	593
Other income statement items for the period (Company)	(2)	(2)
Distributable items at end of period(1)	4,209	4,212
(1)	Distributable items are equivalent to distributable profits under the UK Companies Act 2016.

Santander UK Group Holdings plc  23

Half Yearly Financial Report 2017

Risk review

Other key risks

Overview Other key risks In H117, there were no significant changes in the way we manage and monitor other key risks, as described in the 2016 Annual Report, except as set out below.	In this section, we discuss pension risk, conduct risk, operational risk and financial crime risk.	Key metrics - Pension Deficit at Risk was £1,460m (2016: £1,688m) - PPI provision was £405m (2016: £457m) - Operational risk losses were £40m in H117 (H116: £40m)

PENSION RISK

30 June 2017 compared to 31 December 2016

Risk monitoring and measurement

The funding Deficit at Risk decreased to £1,460m (2016: £1,688m). In H117 the Scheme implemented additional equity hedging as a part of a review of the corporate trustee investment strategy.

At 30 June 2017, the interest rate hedging ratio on a funding basis was 55% (2016: 56%) and on an accounting basis was 70% (2016: 72%). The inflation rate hedging ratio of the Scheme on a funding basis was 61% (2016: 62%) and on an accounting basis was 93% (2016: 94%).

We continue to focus on achieving the right balance between risk and reward. In H117, overall asset returns were marginally positive. Our long-term objective is to reduce the risk of the Scheme and eliminate the deficit on a funding valuation basis.

Triennial funding valuation

The 31 March 2016 triennial funding valuation was concluded in early 2017. Santander UK plc has committed to continue to fund the Scheme at the current rate with the recovery plan extended for a further three years. In addition Santander UK plc has committed to make contingent contributions if the investment performance is lower than expected.

Accounting position

During H117, the accounting surplus of the Scheme and other funded arrangements increased to £319m (2016: £175m). In addition, there were unfunded defined benefit scheme liabilities of £39m at 30 June 2017 (2016: £39m). The improvement in the overall position was due to a decrease in liabilities caused mainly by a fall in implied inflation which reduced the value of future pension payments, together with ongoing deficit contributions and positive asset performance. This was partially offset by a fall in corporate bond yields, reducing the rate used to discount future pension obligations.

For more on our pension obligations, including the current asset allocation, see Note 16 to the Condensed Consolidated Interim Financial Statements.

CONDUCT RISK

30 June 2017 compared to 31 December 2016

In H117 we continued to build on progress made in 2016. This included:

-	Assessing views and new policy areas set out in the FCA’s Business Plan and Mission Statement and building these into our business planning, controls and oversight activities
-	Improving our framework and guidance for how we support vulnerable customers, including ageing customers
-	Enhancing management information to help us identify forward-looking risks earlier and analysing internal and external developments to capture lessons learnt
-	Carrying out face to face training in addition to mandatory modules to aid colleagues on topical areas of conduct risk
-	Creating a new conduct and compliance centre of excellence within our legal and regulatory division
-	Refining and improving our product approval process.

On an ongoing basis, our conduct risk dashboards provide a granular view of how our products and services are performing for customers. They continue to help senior management oversee and measure conduct risk across the business and to take action where necessary.

Our business units continue to assess the potential customer, client and market impacts of structural reform as part of our ring-fencing programme.

24 Santander UK Group Holdings plc

Top and	Risk
emerging risks	governance	Credit risk	Market risk	Liquidity risk	Capital risk	Other key risks

PPI provisions

The remaining provision for PPI redress and related costs amounted to £405m (2016: £457m). In Q117, we made an additional provision of £32m relating to the final FCA rules and guidance published in March 2017. We also provided a net charge of £37m in Q217, following a review of claims handling procedures in relation to a specific PPI portfolio including the impact of a past business review.

In line with our assumptions, monthly utilisation increased from the 2016 average following the confirmation of a deadline for customer complaints. We will continue to monitor our provision levels in respect of recent claims experience.

Other conduct provisions

The remaining non-PPI related conduct provisions amounted to £51m including an additional provision of £35m in Q217, relating to the sale of interest rate derivatives. This charge follows an ongoing review regarding regulatory classification of certain customers eligible for redress.

For more on our provision for conduct remediation, including sensitivities, see Note 15 to the Condensed Consolidated Interim Financial Statements. We explain more about these sensitivities in ‘Critical accounting policies and areas of significant management judgement’ in Note 1 to the Consolidated Financial Statements in the 2016 Annual Report.

OPERATIONAL RISK

30 June 2017 compared to 31 December 2016

Operational losses

In H117 operational losses for reportable events with an impact greater than £10,000, and excluding conduct risk events, totalled £40m (H116: £40m). Losses relating to ‘Execution, delivery, and process management’ include historic systems functionality and process issues. Consistent with industry experience, we continued to see a high volume of low value events in the ‘External fraud’ category which primarily related to card and online payment fraud.

Operational Risk Transformation Programme

We have made a number of operational risk enhancements as part of a final year of investment to embed the programme into business as usual. Our focus in H217 is to demonstrate effective operational risk management to the regulators.

Cyber security

In H117, in common with other large UK financial institutions and other organisations, we continued to be subject to cyber-attacks but have suffered no significant events. We are continually improving our systems, processes, controls and staff training to reduce cyber risk and to help protect our customers, systems and information. Our Cyber Resilience Programme operates with a layered defence approach, continually evolving and adapting to cyber threats.

We have increased our resources and are leveraging connections with Banco Santander’s Cyber Security Operations Centre. Together with our world-class data centres, this provides us with a solid foundation to enable our digital transformation and support future growth within an environment of improved cyber resilience and with a reduction in legacy technology issues. For more on this, see the case study on cyber security in the ‘Risk review’ section, and the case study on new IT infrastructure in the ‘Strategic Report’ section, both within the 2016 Annual Report.

Scams

We are very sympathetic to customers who are victims of fraud and welcome all initiatives by the industry and the media to help raise awareness of this important issue. We invest substantial resources to protect customers and in trying to prevent fraud. Our dedicated fraud experts work to identify, prevent and detect scams, warn and notify customers, and use robust technology in our customer protection systems. We continually invest in the fight to counter increasingly sophisticated scams, we run an ongoing customer education campaign and we offer tips and advice on our online security centre - www.santander.co.uk/securitycentre. Our efforts are successful in preventing the vast majority of fraud and protecting customers’ money.

FINANCIAL CRIME RISK

30 June 2017 compared to 31 December 2016

In H117, we continued to implement our Financial Crime Transformation Programme and to address the requirements of new regulation, including the fourth money laundering directive. This was specifically around the following:

-	Governance: we simplified governance by consolidating the financial crime forums for Commercial Banking and Global Corporate Banking. We also continued to raise the profile of financial crime through continued briefings to management and Board committees
-	Systems and controls: we enhanced our payment screening to align it to the new EU Funds Transfer Regulation 2, and we introduced an Executive Committee sponsored programme to accelerate key control improvements across Commercial Banking and Global Corporate Banking
-	Policies: we introduced new AML and sanctions policies and standards, reflecting new laws and regulations, and we began to implement the changes. We also launched an updated anti-bribery and corruption action plan
-	Training, culture and awareness: we developed and approved an enhanced financial crime training strategy, with a strong focus on anti-financial crime culture, improved management information and anti-bribery and corruption. It contains modules to address the needs of high priority financial crime functions and specific business areas (anti-bribery and corruption, trade finance and sanctions compliance). We have also designed financial crime awareness events for implementation in early H217.
-	Operations: we continued to enhance our intelligence and risk assessment capabilities including further investment in our Financial Intelligence Unit and improved country risk assessment. We also continued to improve our partnership with public authorities such as through the Joint Money Laundering Intelligence Task Force.
-	Resources: we remain focused on ensuring we have the right number and quality of resources supporting our financial crime initiatives.

Santander UK Group Holdings plc  25

Half Yearly Financial Report 2017

Financial review

Financial review

27	Income statement review

27	Summarised Consolidated Income Statement

28	Profit before tax by segment

28	- Retail Banking

30	- Commercial Banking

32	- Global Corporate Banking

33	- Corporate Centre

34	Balance sheet review

34	Summarised Condensed Consolidated Balance Sheet

26  Santander UK Group Holdings plc

Income statement	Balance sheet
review	review

Income statement review

SUMMARISED CONSOLIDATED INCOME STATEMENT

	Half year to 30 June 2017 £m	Half year to 30 June 2016 £m
Net interest income	1,922	1,773
Non-interest income(1)	591	671
Total operating income	2,513	2,444
Operating expenses before impairment losses, provisions and charges	(1,216)	(1,206)
Impairment losses on loans and advances	(48)	(63)
Provisions for other liabilities and charges	(186)	(97)
Total operating impairment losses, provisions and charges	(234)	(160)
Profit before tax	1,063	1,078
Tax on profit	(323)	(307)
Profit after tax for the period	740	771

Attributable to:
Equity holders of the parent	711	737
Non-controlling interests	29	34
(1)	Comprised of Net fee and commission income and Net trading and other income.

H117 compared to H116

Profit before tax was down 1%, with higher provisions for other liabilities and charges, offset by steady income growth, continued cost discipline, and good credit quality. Adjusting for specific income, expenses and conduct provision charges outlined below, adjusted profit before tax was up 13% to
£1,122m(2) (3). By income statement line, the movements were:

-	Net interest income was up 8%, driven by retail liability margin improvement and an accrued interest release, partially offset by continued SVR mortgage attrition and pressure on new lending margins. Adjusting for £39m of accrued interest release, net interest income was up 6%(2) (3). The SVR attrition was £2.5bn in H117, lower than the £3.4bn in H116. NIM was 1.53% and Banking NIM was 1.91%(2) (3) in H117, compared to 1.48% and 1.79%(2) (3) in 2016, respectively.

-	Non-interest income was down 12%, with mark-to-market movements on economic hedges and the absence of the gain on sale of Visa Europe Limited in H116. This was partially offset by growth in all customer business segments and the gain on sale of Vocalink Holdings Limited in H117. Adjusting for £48m and £119m gain on sale of Vocalink Holdings Limited and Visa Europe Limited shareholdings, respectively, non-interest income was down 2%(2) (3).

-	Operating expenses before impairment losses, provisions and charges were broadly stable. Operational efficiency continues to absorb higher investment costs in business growth and enhancements to our digital channels. Our costs were also well managed, despite inflationary pressures. Adjusting for Banking Reform costs of £42m in H117 and £30m in H116, operating expenses were down £2m(2) (3).

-	Impairment losses on loans and advances decreased 24% to £48m, as a result of our prudent lending criteria and the ongoing resilience of the UK economy. Furthermore, mortgage releases were £21m in H117 compared to £58m in H116.

-	Provisions for other liabilities and charges increased to £186m, driven by a Q117 £32m charge for PPI, a Q217 net charge of £37m for a specific PPI portfolio under review and £35m for other conduct matters.

-	Tax on profit increased 5% to £323m, driven by higher conduct provisions that are disallowed for tax purposes. The effective tax rate increased to 30% from 28%.

(2)	A number of specific income, expenses and charges impacted the financial results for H117 and H116, with an aggregate impact on profit before tax of £59m and £(89)m, in H117 and H116, respectively. See ‘Alternative Performance Measures’ in the Shareholder information section of this Half Yearly Financial Report for reconciliations to the nearest IFRS measure.
(3)	Non-IFRS measure. See page 55.

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Half Yearly Financial Report 2017

Financial review

PROFIT BEFORE TAX BY SEGMENT

This section contains a summary of our results, and commentary thereon, by income statement line item for each segment. The segmental information in this Half Yearly Financial Report reflects the reporting structure in place at the reporting date. For more, see Note 2 to the Condensed Consolidated Interim Financial Statements.

RETAIL BANKING

Retail Banking offers a wide range of products and financial services to individuals and small businesses through a network of branches and ATMs, as well as through telephony, digital and intermediary channels. Retail Banking serves business banking customers, small businesses with an annual turnover of up to £6.5m, and Santander Consumer Finance, predominantly a vehicle finance business. Its main products are residential mortgage loans, savings and current accounts, credit cards and personal loans as well as insurance policies.

Summarised income statement

	Half year to 30 June 2017 £m	Half year to 30 June 2016 £m
Net interest income	1,730	1,531
Non-interest income	314	283
Total operating income	2,044	1,814
Operating expenses before impairment losses, provisions and charges	(919)	(922)
Impairment losses on loans and advances	(39)	(34)
Provisions for other liabilities and charges	(155)	(77)
Total operating impairment losses, provisions and charges	(194)	(111)
Profit before tax	931	781

H117 compared to H116

Profit before tax increased by £150m to £931m in H117 (H116: £781m). By income statement line, the movements were:

-	Net interest income increased 13%, with liability margin improvement offsetting continued SVR mortgage attrition and pressure on new lending margins.

-	Non-interest income increased 11%, with higher current account and wealth management fees.

-	Operating expenses before impairment losses, provisions and charges were flat with operational efficiencies, offsetting continued investment in business growth and digital enhancements.

-	Impairment losses on loans and advances increased by £5m to £39m, with lower mortgage impairment releases of £21m in H117 compared to £58m in H116, which are starting to normalise from cyclically low levels.

-	Provisions for other liabilities and charges increased to £155m, due to PPI charges in Q117 and Q217 and a charge for other conduct matters.

Balances

	30 June 2017 £bn	31 December 2016 £bn
Customer loans	168.2	168.6
- of which mortgages	154.1	154.3
- of which business banking(1)	2.0	2.3
- of which consumer finance	6.9	6.8
- of which other unsecured lending	5.2	5.2
Risk-weighted assets (RWAs)	43.9	43.6
Customer deposits	148.7	148.1
- of which current accounts	66.3	64.8
- of which savings	62.3	64.7
- of which business banking accounts	10.5	10.0
- of which other retail products	9.6	8.6
(1)	Following a periodic review in Q117, a number of business banking customers were transferred to Commercial Banking, where their ongoing needs can be better served. The balance associated was c£200m. Prior periods have not been amended.

30 June 2017 compared to 31 December 2016

-	Mortgage lending balances decreased £0.2bn, reflecting management pricing actions in late 2016 that impacted new mortgage completions in H117. We retained c75% of mortgages reaching the end of their incentive period.

-	Consumer finance and other unsecured lending balances were flat, in part as a result of controlled management actions in an increasingly competitive environment.

-	Customer deposits were up £0.6bn, with ongoing demand for our current accounts and other retail products, partially offset by lower savings balances, which declined £2.4bn.

-	Business banking deposits increased £0.5bn, as we continue to deepen relationships with our SME customers and focus on growing our lending capabilities.

-	Retail Banking deposit spread narrowed, with a 30bps improvement to (0.27)% from (0.57)% in December 2016.

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Income statement	Balance sheet
review	review

Business volumes(1)

	Half year to 30 June 2017 £bn	Half year to 30 June 2016 £bn
Mortgage gross lending	11.6	12.7
Mortgage net lending	(0.2)	0.6
Business banking net lending	(0.3)	(0.1)
Consumer finance gross lending	1.7	1.6
Consumer finance net lending	0.1	0.3
(1)	Gross and net lending figures exclude any assets purchased or transferred in the period.

H117 compared to H116

-	Lower mortgage gross lending at £11.6bn reflects management pricing actions in Q416 that impacted new mortgage completions in the first half of the year. In H117, we helped 10,900 first-time buyers (£1.8bn of gross lending) purchase their new home. Interest-only mortgage balances decreased £1.7bn to £50.6bn (2016: £52.3bn) while Buy-to-Let (BTL) mortgage balances increased £0.3bn to £6.9bn (2016: £6.6bn).

We continued to focus our BTL book on non-professional landlords, as this segment is closely aligned with residential mortgages and accounts for the majority of the volume in the BTL market. In H117, we completed 2,728 BTL mortgages, representing 4% of the value of our new business flow, at an average LTV of 62%.

-	Consumer finance gross lending was £1.7bn with higher retail loans, partially offset by a decrease in the stock of new car registrations. We continue to benefit from our partnership with manufacturers and joint ventures, supported by prudent underwriting criteria within our traditional prime vehicle business.

Business development

-	In the first half of the year, we introduced a new set of tools that aim to improve the customer experience across all channels. In January 2017, the new CRM tool was launched to enable our people to continue conversations with customers which may have started in another channel. It also utilises information from connected systems to facilitate new conversations. In addition, we updated the SmartBank app with voice commands capabilities. Furthermore, in March 2017, we simplified the process to open a current account online with instant decisions and document upload where required. Lastly, in June 2017, we launched a new service that allows customers to apply for a mortgage via video link to an advisor.

-	Our digital customer base continued to grow in H117, gaining an average of 1,200 new active mobile users per day for a total of 2.4 million mobile customers, of which 1.6 million exclusively use our mobile app in their transactions with us. In the same period 47% of our mortgages were retained online, 34% of current account openings and 46% of credit card openings were made through digital channels.

-	Our Cyber Resilience programme operates with a layered defence approach, continually evolving and adapting to cyber threats. Protecting our customers, systems and information is a top priority and a key area of focus. We have increased our resources and are leveraging connections with Banco Santander’s Cyber Security Operations Centre.

-	1I2I3 World customers increased, although at a slower rate, to 5.2 million. Whilst there has been an expected reduction in 1I2I3 Current Account openings, following fee and interest rate changes in January 2016 and November 2016, the current account base continues to grow (up 43,000), reflecting the strength and stability of the franchise. We believe the 1I2I3 Current Account and 1I2I3 Lite Current Account continue to be outstanding propositions for many customers.

-	We continue to make investments accessible to all our customers and have expanded our wealth management business by growing our Private Banking and Financial Planning advisory teams. From March 2017 through April 2017, we ran a media campaign that successfully raised awareness of our improved wealth management offering. As a result, over 8,600 customers registered on our new Investment Hub and over 18,000 customer appointments were scheduled with our Private Banking and Financial Planning advisory teams. In June 2017, we also launched the new World Elite Mastercard, offering our Select and Private Banking customers extensive travel and lifestyle benefits whilst also providing cashback on purchases.

-	We plan to grow the Santander Business franchise with a relationship led approach and strong emphasis on increasing customer loyalty. In particular we see an opportunity to expand our lending capabilities by identifying innovative solutions that meet the needs of our SME customers.

Santander UK Group Holdings plc  29

Half Yearly Financial Report 2017

Financial review

COMMERCIAL BANKING

Commercial Banking offers a wide range of products and financial services provided by relationship teams that are based in a network of regional Corporate Business Centres (CBCs) and through telephony and digital channels. The management of our customers is organised across two relationship teams - the Regional Corporate Bank (RCB) that covers trading businesses with annual turnover from £6.5m to £500m and Specialist Sector Groups (SSG) that cover real estate, housing finance, education, healthcare, and hotels. Commercial Banking products and services include loans, bank accounts, deposits, treasury services, invoice discounting, cash transmission, trade finance and asset finance.

Summarised income statement

	Half year to 30 June 2017 £m	Half year to 30 June 2016 £m
Net interest income	198	203
Non-interest income	44	41
Total operating income	242	244
Operating expenses before impairment losses, provisions and charges	(109)	(113)
Impairment losses on loans and advances	(3)	(11)
Provisions for other liabilities and charges	(29)	-
Total operating impairment losses, provisions and charges	(32)	(11)
Profit before tax	101	120

H117 compared to H116

Profit before tax decreased by £19m to £101m in H117 (H116: £120m). By income statement line, the movements were:

-	Net interest income decreased 2%, with continued asset margin pressures, partially offset by customer lending growth.

-	Non-interest income increased 7% to £44m. Growth in asset restructuring fees, up 11%, international, up 13%, and digital and payment, up 10%, was partially offset by lower rates management fees.

-	Operating expenses before impairment losses, provisions and charges decreased 4%, with continued focus on strong cost management and operational efficiency.

-	Impairment losses on loans and advances were lower at £3m. Overall, the loan book continues to perform well and is supported by our prudent lending policy.

-	Provisions for other liabilities and charges increased to £29m, mainly due to conduct provisions taken in Q217.

Balances

	30 June 2017 £bn	31 December 2016 £bn
Customer loans(1)	19.6	19.4
RWAs	20.1	20.4
Customer deposits	18.1	17.2
(1)	Following a periodic review in Q117, a number of business banking customers were transferred to Commercial Banking, where their ongoing needs can be better served. The balance associated was c£200m. Prior periods have not been amended.

30 June 2017 compared to 31 December 2016

-	Customer loans were broadly flat at £19.6bn, with solid lending growth to trading business customers, offset by the continued active management of our CRE exposures amid economic uncertainty.

-	RWAs were lower, driven by the reduction of our CRE exposures.

-	We continue to attract deposit balances, through our strong customer relationships, supported by a comprehensive product range and competitive pricing.

Business volumes

	Half year to 30 June 2017	Half year to 30 June 2016
New facilities (£bn)	3.5	4.3
Bank account openings (No.)	1,621	1,314
Online banking (Connect) active users (1) (No.)	28,843	26,100
(1)	Online banking (Connect) active users include both business banking and Commercial Banking customers.

H117 compared to H116

-	We continue to open bank accounts and extend new facilities, despite a competitive environment and economic uncertainty. Our Relationship Managers are building their portfolios by leveraging our comprehensive suite of products and services.

-	There was a continuation in the pickup of our corporate banking platform ‘Connect’, with active users increasing 11% year on year.

30  Santander UK Group Holdings plc

Income statement	Balance sheet
review	review

Business development

-	The focus of the Commercial Banking division is to expand its franchise by both growing the overall customer base, as well as deepening loyalty amongst our existing customers. We aim to increase loyalty by leveraging our international reach and proposition as well as continuing to develop our product capabilities to meet our customers’ needs.

-	Coverage of our commercial clients is organised by local relationship teams or by sectors. Our sector teams support our clients by using specialist knowledge of the individual business and its operating environment to recommend solutions. Furthermore, we have identified key strategic sectors and have partnered with leading trade bodies to deliver a customer led proposition that leverages our international presence and connectivity to access on-the-ground support overseas, connect to potential new business partners and enter global supply chains. Our partnerships also run a wide range of collaborative activity, including market reports, insight and events.

-	We are working with Banco Santander SA and key strategic partners to develop trade initiatives that make it easier for clients to grow their business internationally. Our Spain-UK corridor has facilitated introductions to relationship directors by simplifying the process for cross-border account referrals. We have also launched a US-UK corridor and formalised an alliance with YES bank, India’s fourth largest private sector bank, to support trade and offer our customers new business opportunities in the respective markets. These initiatives allow us to attract new clients and deepen existing relationships, as well as compliment some of our existing services, for example Santander Trade Club and Santander Passport.

-	Breakthrough Growth Capital provides new funding and identifies key partnerships at milestones in the development of our clients’ business. In the first six months of the year, we assisted 26 businesses in accessing £86m of facilities. Since inception, the Growth Capital team has completed 152 funding solutions for 108 companies, providing £438m of facilities, which will create over 6,360 jobs.

-	Our innovative offering was recognised at the 2017 Business Moneyfacts Awards, winning a number of prestigious awards including: ‘Business Bank of the Year’ and the ‘Best International Solutions Provider’, both for the third consecutive year, to name a few. The industry recognition is a testament to Santander UK’s commitment to become the bank of choice for UK companies and shows the strength of our overall value proposition for businesses, built on our relationship banking approach.

Santander UK Group Holdings plc  31

Half Yearly Financial Report 2017

Financial review

GLOBAL CORPORATE BANKING

Global Corporate Banking (GCB) services corporate clients with a turnover of £500m and above per annum and financial institutions. GCB clients require specially tailored solutions and value-added services due to their size, complexity and sophistication. We provide these clients with products to manage currency fluctuations, protect against interest rate risk, and arrange capital markets finance and specialist trade finance solutions, as well as providing support to the rest of Santander UK’s business segments.

Summarised income statement

	Half year to 30 June 2017 £m	Half year to 30 June 2016 £m
Net interest income	40	39
Non-interest income	206	184
Total operating income	246	223
Operating expenses before impairment losses, provisions and charges	(145)	(141)
Impairment losses on loans and advances	(9)	(21)
Provisions for other liabilities and charges	-	-
Total operating provisions and charges	(9)	(21)
Profit before tax	92	61

H117 compared to H116

Profit before tax increased by £31m to £92m in H117 (H116: £61m). By income statement line, the movements were:

-	Net interest income was broadly flat at £40m, with ongoing demand for project and acquisition finance, transactional services and factoring products, offset by continued asset margin pressures. This also includes £10m income arising from favourable conditions in market rates.

-	Non-interest income increased 12% to £206m, driven by security financing, derivative and cash sales, and market making activities.

-	Operating expenses before impairment losses, provisions and charges increased 3% to £145m, with continued investment to improve our operating model.

-	Impairment losses on loans and advances were lower at £9m, with continued good performance of the loan book.

-	There were no provisions for other liabilities and charges in the period.

Balances

	30 June 2017 £bn	31 December 2016 £bn
Customer loans	6.5	5.7
RWAs	16.4	16.9
Customer deposits	4.4	4.1

30 June 2017 compared to 31 December 2016

-	Customer loans increased to £6.5bn, driven by our refinancing and origination activities relating to project and acquisition finance and transactional services, as well as increased client drawdowns.

-	RWAs were lower, driven by a decrease in counterparty credit and market risk that was partially offset by asset growth. RWAs attributable to customer loans were £8.0bn (2016: £7.5bn).

-	Customer deposits were higher at £4.4bn, primarily driven by growth in cash management products.

Business development

-	We continue to enhance our compliance and risk frameworks, with improvements to our internal process in compliance monitoring and financial crime management. We are also rolling out our client management service function to Commercial Banking, to simplify the client on-boarding process and improve the customer experience.

-	In H117, we formed a mergers and acquisitions advisory team that will complement our existing product capabilities. The team is building a healthy pipeline of deals to support fee income growth. There was also solid momentum in business activity and increased demand from our Financial Institution Group clients for debt capital market services. Our ongoing focus is to maximise return on capital, by effectively leveraging our transactional banking products, FX and advisory services.

32  Santander UK Group Holdings plc

Income statement	Balance sheet
review	review

CORPORATE CENTRE

Corporate Centre predominantly consists of the non-core corporate and treasury legacy portfolios. Corporate Centre is also responsible for managing capital and funding, balance sheet composition, structure and strategic liquidity risk. The non-core corporate and treasury legacy portfolios are being run-down and/or managed for value.

Summarised income statement

	Half year to 30 June 2017 £m	Half year to 30 June 2016 £m
Net interest expense	(46)	-
Non-interest income	27	163
Total operating (expense)/income	(19)	163
Operating expenses before impairment losses, provisions and charges	(43)	(30)
Impairment releases on loans and advances	3	3
Provisions for other liabilities and charges	(2)	(20)
Total operating impairment releases, provisions and charges	1	(17)
(Loss)/profit before tax	(61)	116

H117 compared to H116

Profit before tax decreased by £177m to a loss of £61m in H117 (H116: £116m profit). By income statement line, the movements were:

-	Net interest expense of £46m, reflects changes in the commercial balance sheet profile, partially offset by a £39m release of accrued interest on a foreign tax liability that is no longer payable.

Due to the lower interest rate environment, we envisage that net interest income from the structural hedge will continue to decrease as a result of maturing positions being reinvested at lower prevailing rates. The majority of new mortgage flows are left un-hedged to provide stable returns. The average duration of our fixed term new mortgage flows is about 2.5 years, with a total structural hedge position of c£80bn.

-	Non-interest income was impacted by mark-to-market movement on economic hedges and the absence of the £119m gain on sale of Visa Europe Limited in H116, partially offset by the £48m gain on sale of Vocalink Holdings Limited in H117.

-	Operating expenses before impairment losses, provisions and charges, predominantly represent £42m of regulatory compliance and project costs relating to Banking Reform.

-	Impairment releases on loans and advances were flat, in line with the continued management of the non-core portfolio.

-	Provisions for other liabilities and charges decreased to £2m, predominantly due to the absence of restructuring costs.

Balances

	30 June 2017 £bn	31 December 2016 £bn
Non-core customer loans	6.0	6.5
- of which Social Housing	5.1	5.4
RWAs	6.8	6.7
Customer deposits	3.2	3.0

30 June 2017 compared to 31 December 2016

-	Non-core customer loans decreased £0.5bn, as we continue to implement our exit strategy from individual loans and leases in the non-core corporate and legacy portfolios.

-	RWAs were broadly flat with higher counterparty credit risk, partially offset by a reduction in non-core customer loans and the Vocalink Holdings Limited shareholder sale. RWAs attributable to non-core customer loans amounted to £1.1bn (2016: £1.3bn).

-	Customer deposits increased £0.2bn, as we continue to rebalance the deposit base tenor.

Santander UK Group Holdings plc  33

Half Yearly Financial Report 2017

Financial review

Balance sheet review

SUMMARISED CONDENSED CONSOLIDATED BALANCE SHEET

	30 June 2017 £m	31 December 2016 £m
Assets
Cash and balances at central banks	18,255	17,107
Trading assets	34,423	30,035
Derivative financial instruments	21,611	25,471
Financial assets designated at fair value	2,161	2,140
Loans and advances to banks	4,407	4,352
Loans and advances to customers	199,792	199,733
Loans and receivables securities	1,424	257
Available-for-sale securities	9,574	10,561
Held-to-maturity investments	6,613	6,648
Macro hedge of interest rate risk	914	1,098
Interest in other entities	66	61
Property, plant and equipment	1,508	1,491
Retirement benefit assets	500	398
Tax, intangibles and other assets	3,669	3,789
Total assets	304,917	303,141
Liabilities
Deposits by banks	11,890	9,769
Deposits by customers	175,546	172,726
Trading liabilities	21,490	15,560
Derivative financial instruments	18,488	23,103
Financial liabilities designated at fair value	2,976	2,440
Debt securities in issue	49,640	54,792
Subordinated liabilities	4,109	4,303
Macro hedge of interest rate risk	281	350
Retirement benefit obligations	220	262
Tax, other liabilities and provisions	3,398	3,752
Total liabilities	288,038	287,057
Equity
Total shareholders’ equity	16,468	15,685
Non-controlling interests	411	399
Total equity	16,879	16,084
Total liabilities and equity	304,917	303,141

A more detailed consolidated balance sheet is contained in the Condensed Consolidated Interim Financial Statements.

30 June 2017 compared to 31 December 2016

Assets

Cash and balances at central banks

Cash and balances at central banks increased by 7% to £18,255m at 30 June 2017 (2016: £17,107m). The increase was mainly due to an increase in balances at central banks.

Trading assets

Trading assets increased by 15% to £34,423m at 30 June 2017 (2016: £30,035m). This is mainly attributable to higher levels of securities purchased under resale agreements and equities offset by decreased holdings of debt securities.

Derivative financial instruments - assets

Derivative assets decreased by 15% to £21,611m at 30 June 2017 (2016: £25,471m). The decrease was mainly due to volatility in the fair value of interest rate and cross currency derivative assets principally driven by movements in yield curves and foreign exchange rates.

Loans and advances to customers

Loans and advances to customers were broadly flat at £199,792m at 30 June 2017 (2016: £199,733m), mainly driven by an increase in loans to UK companies, partially offset by a decrease in residential mortgages.

34  Santander UK Group Holdings plc

Income statement	Balance sheet
review	review

Liabilities

Deposits by customers

Deposits by customers increased by 2% to £175,546m at 30 June 2017 (2016: £172,726m) as we focused on retaining and originating accounts held by more loyal customers, with continued net positive inflows to 1I2I3 Current Account, everyday bank accounts as well as corporate accounts.

Trading liabilities

Trading liabilities increased by 38% to £21,490m at 30 June 2017 (2016: £15,560m) mainly as a result of an increase in securities purchased under resale agreements, as part of normal trading activity.

Derivative financial instruments - liabilities

Derivative liabilities decreased by 20% to £18,488m at 30 June 2017 (2016: £23,103m). The decrease was mainly due to volatility in the fair value of interest rate and cross currency derivative liabilities mainly driven by movements in yield curves and foreign exchange rates.

Debt securities in issue

Debt securities in issue decreased by 9% to £49,640m at 30 June 2017 (2016: £54,792m) driven by maturities across the covered bonds, securitisation and Medium Term Notes programmes, partially offset by issuances under the US-SEC registered debt shelf.

Equity

Total shareholders’ equity

Total shareholders’ equity increased by 5% to £16,468m at 30 June 2017 (2016: £15,685m). The increase was attributable to the issuance of AT1 capital, the profit for the period, actuarial gains on the defined benefit pension funds and the valuation of available for sale securities, partially offset by dividends approved, valuation of cash flow hedges and own credit adjustments.

Santander UK Group Holdings plc  35

Half Yearly Financial Report 2017

Financial statements

Financial statements

38	Primary financial statements

38	Consolidated Income Statement

38	Consolidated Statement of Comprehensive Income

39	Consolidated Balance Sheet

40	Consolidated Cash Flow Statement

41	Consolidated Statement of Changes in Equity

42	Notes to the financial statements

36  Santander UK Group Holdings plc

Primary financial	Notes to the
statements	financial statements

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Half Yearly Financial Report 2017

Financial statements

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT (unaudited)

For the half year to 30 June 2017 and the half year to 30 June 2016

	Notes	Half year to 30 June 2017 £m	Half year to 30 June 2016 £m
Interest and similar income		2,977	3,301
Interest expense and similar charges		(1,055)	(1,528)
Net interest income		1,922	1,773
Fee and commission income		609	578
Fee and commission expense		(200)	(197)
Net fee and commission income		409	381
Net trading and other income	3	182	290
Total operating income		2,513	2,444
Operating expenses before impairment losses, provisions and charges	4	(1,216)	(1,206)
Impairment losses on loans and advances	5	(48)	(63)
Provisions for other liabilities and charges	5	(186)	(97)
Total operating impairment losses, provisions and charges		(234)	(160)
Profit before tax		1,063	1,078
Tax on profit	6	(323)	(307)
Profit after tax for the period		740	771

Attributable to:
Equity holders of the parent		711	737
Non-controlling interests		29	34

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

For the half year to 30 June 2017 and the half year to 30 June 2016

	Half year to 30 June 2017 £m	Half year to 30 June 2016 £m
Profit for the period	740	771
Other comprehensive income:
Other comprehensive income that may be reclassified to profit or loss subsequently:
Available-for-sale securities:
- Change in fair value	72	(3)
- Income statement transfers	(48)	(115)
- Taxation	(5)	17
	19	(101)
Cash flow hedges:
- Effective portion of changes in fair value	(48)	3,761
- Income statement transfers	(124)	(2,994)
- Taxation	48	(205)
	(124)	562
Currency translation on foreign operations	-	(3)
Net other comprehensive income that may be reclassified to profit or loss subsequently	(105)	458
Other comprehensive income that will not be reclassified to profit or loss subsequently:
Pension remeasurement	79	(489)
Taxation	(20)	126
	59	(363)
Own credit adjustment:
- Transfers	(23)	-
- Taxation	6	-
	(17)	-
Net other comprehensive income that will not be reclassified to profit or loss subsequently	42	(363)
Total other comprehensive income for the period net of tax	(63)	95
Total comprehensive income for the period	677	866

Attributable to:
Equity holders of the parent	647	837
Non-controlling interests	30	29

38  Santander UK Group Holdings plc

Primary financial	Notes to the
statements	financial statements

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET (unaudited)

At 30 June 2017 and 31 December 2016

	Notes	30 June 2017 £m	31 December 2016 £m
Assets
Cash and balances at central banks		18,255	17,107
Trading assets	8	34,423	30,035
Derivative financial instruments	9	21,611	25,471
Financial assets designated at fair value		2,161	2,140
Loans and advances to banks		4,407	4,352
Loans and advances to customers	10	199,792	199,733
Loans and receivables securities		1,424	257
Available-for-sale securities		9,574	10,561
Held-to-maturity investments		6,613	6,648
Macro hedge of interest rate risk		914	1,098
Interests in other entities	12	66	61
Intangible assets		2,334	2,316
Property, plant and equipment		1,508	1,491
Retirement benefit assets	16	500	398
Other assets		1,335	1,473
Total assets		304,917	303,141
Liabilities
Deposits by banks		11,890	9,769
Deposits by customers		175,546	172,726
Trading liabilities	13	21,490	15,560
Derivative financial instruments	9	18,488	23,103
Financial liabilities designated at fair value		2,976	2,440
Debt securities in issue	14	49,640	54,792
Subordinated liabilities		4,109	4,303
Macro hedge of interest rate risk		281	350
Other liabilities		2,589	2,871
Provisions	15	595	700
Current tax liabilities		71	53
Deferred tax liabilities		143	128
Retirement benefit obligations		220	262
Total liabilities		288,038	287,057
Equity
Share capital and other equity instruments	18	9,101	8,605
Retained earnings		6,948	6,556
Other reserves		419	524
Total shareholders’ equity		16,468	15,685
Non-controlling interests		411	399
Total equity		16,879	16,084
Total liabilities and equity		304,917	303,141

Santander UK Group Holdings plc  39

Half Yearly Financial Report 2017

Financial statements

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOW STATEMENT (unaudited)

For the half year to 30 June 2017 and the half year to 30 June 2016

	Notes	Half year to 30 June 2017 £m	Half year to 30 June 2016 £m
Cash flows from operating activities
Profit for the period		740	771
Adjustments for:
Non-cash items included in profit		673	(31)
Change in operating assets		(1,442)	(15,073)
Change in operating liabilities		4,107	12,852
Corporation taxes paid		(233)	(165)
Effects of exchange rate differences		(132)	2,211
Net cash flows from operating activities		3,713	565
Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets		(217)	(128)
Proceeds from sale of property, plant and equipment and intangible assets		24	44
Purchase of available-for-sale securities		(419)	(1,664)
Proceeds from sale and redemption of available-for-sale securities		1,186	1,634
Net cash flows from investing activities		574	(114)
Cash flows from financing activities
Issue of AT1 capital securities	18	500	-
Issuance costs of AT1 capital securities		(4)	-
Issue of debt securities		3,576	5,835
Issuance costs of debt securities		(9)	(13)
Repayment of debt securities		(6,418)	(5,082)
Repurchase of non-controlling interests		-	(7)
Dividends paid on ordinary shares	7	(276)	(102)
Dividends paid on other equity instruments	7	(63)	(56)
Dividends paid on non-controlling interests	7	(18)	(18)
Net cash flows from financing activities		(2,712)	557
Change in cash and cash equivalents		1,575	1,008
Cash and cash equivalents at beginning of the period		25,709	20,354
Effects of exchange rate changes on cash and cash equivalents		(254)	994
Cash and cash equivalents at the end of the period		27,030	22,356

Cash and cash equivalents consist of:

		30 June 2017 £m	30 June 2016 £m
Cash and balances at central banks		18,255	14,862
Less: regulatory minimum cash balances		(380)	(344)
		17,875	14,518
Net trading other cash equivalents		6,775	5,440
Net non-trading other cash equivalents		2,380	2,398
Cash and cash equivalents		27,030	22,356

40  Santander UK Group Holdings plc

Primary financial	Notes to the
statements	financial statements

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)

For the half year to 30 June 2017 and the half year to 30 June 2016

		Share capital &	Other reserves					Non-
	Notes	other equity instruments £m	Available- for- sale £m	Cash flow hedging £m	Currency translation £m	Retained earnings £m	Total £m	controlling interests £m	Total £m
1 January 2017		8,605	48	471	5	6,556(1)	15,685	399	16,084
Profit for the period		-	-	-	-	711	711	29	740
Other comprehensive income, net of tax:
- Available-for-sale securities		-	19	-	-	-	19	-	19
- Cash flow hedges		-	-	(124)	-	-	(124)	-	(124)
- Pension remeasurement	16	-	-	-	-	58	58	1	59
- Own credit adjustment		-	-	-	-	(17)	(17)	-	(17)
Total comprehensive income for the period		-	19	(124)	-	752	647	30	677
Issue of AT1 capital securities	18	496	-	-	-	-	496	-	496
Dividends on ordinary shares	7	-	-	-	-	(323)	(323)	-	(323)
Dividends on other equity instruments	7	-	-	-	-	(63)	(63)	-	(63)
Dividends on non-controlling interests	7	-	-	-	-	-	-	(18)	(18)
Tax on non-controlling interests and other equity instruments		-	-	-	-	26	26	-	26
30 June 2017		9,101	67	347	5	6,948	16,468	411	16,879

1 January 2016		8,605	52	254	8	6,352	15,271	391	15,662
Profit for the period		-	-	-	-	737	737	34	771
Other comprehensive income, net of tax:
- Available-for-sale securities		-	(101)	-	-	-	(101)	-	(101)
- Cash flow hedges		-	-	562	-	-	562	-	562
- Pension remeasurement	16	-	-	-	-	(358)	(358)	(5)	(363)
- Currency translation on foreign operations		-	-	-	(3)	-	(3)	-	(3)
Total comprehensive income for the period		-	(101)	562	(3)	379	837	29	866
Repurchase of non-controlling interests		-	-	-	-	-	-	(7)	(7)
Dividends on ordinary shares	7	-	-	-	-	(317)	(317)	-	(317)
Dividends on other equity instruments	7	-	-	-	-	(56)	(56)	-	(56)
Dividends on non-controlling interests	7	-	-	-	-	-	-	(18)	(18)
Tax on non-controlling interests and other equity instruments		-	-	-	-	15	15	-	15
30 June 2016		8,605	(49)	816	5	6,373	15,750	395	16,145
(1)	The impact of the early adoption of IFRS 9 requirements for the presentation of gains and losses on such financial liabilities relating to own credit in other comprehensive income as described in Note 1, was £18m (net of tax).

Santander UK Group Holdings plc  41

Half Yearly Financial Report 2017

Financial statements

1. ACCOUNTING POLICIES

Basis of preparation

The financial information in these Condensed Consolidated Interim Financial Statements does not constitute statutory accounts as defined in section 434 of the UK Companies Act 2006. Statutory accounts for the year ended 31 December 2016 have been delivered to the Registrar of Companies. The auditor’s report on those accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) of the UK Companies Act 2006.

The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (IASB) and adopted by the European Union, and the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority (FCA). They do not include all the information and disclosures normally required for full annual financial statements and should be read in conjunction with the Consolidated Financial Statements of the Santander UK group for the year ended 31 December 2016 which were prepared in accordance with International Financial Reporting Standards as adopted by the European Union. Those Consolidated Financial Statements were also prepared in accordance with International Financial Reporting Standards as issued by the IASB including interpretations issued by the IFRS Interpretations Committee (IFRIC) of the IASB (together IFRS). The Santander UK group has also complied with its legal obligation to comply with International Financial Reporting Standards as adopted by the European Union as there are no applicable differences between the two frameworks for the periods presented.

In preparing the Condensed Consolidated Interim Financial Statements management makes judgements, estimates and assumptions which impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Because of the inherent uncertainty in making estimates, actual results reported in future periods may differ. Management continually evaluates the judgements, estimates and assumptions applied, including expectations of future events that are believed to be reasonable under the circumstances.

Except as noted below, the same accounting policies, presentation and methods of computation are followed in these Condensed Consolidated Interim Financial Statements as were applied in the presentation of the Santander UK group’s 2016 Annual Report. Copies of the Santander UK group’s 2016 Annual Report are available on the Santander UK group’s website or upon request from Investor Relations, Santander UK plc, 2 Triton Square, Regent’s Place, London NW1 3AN.

The Santander UK group designates certain financial liabilities at fair value through profit or loss where they contain embedded derivatives or where associated derivatives used to economically hedge the risk are held at fair value. Following the endorsement of IFRS 9 ‘Financial Instruments’ by the EU in December 2016, the Santander UK group has elected to early apply from 1 January 2017 the requirements for the presentation of gains and losses on such financial liabilities relating to own credit in other comprehensive income without applying the other requirements in IFRS 9. The own credit component of the cumulative fair value adjustment on financial liabilities designated at fair value through profit or loss as at 1 January 2017 was £18m (net of tax) and is included in opening retained earnings. Comparatives have not been restated.

Except as noted below, there have been no other significant changes arising from new or revised standards and interpretations, and amendments thereto, which have been issued but which are not yet effective for the Santander UK group as were set out in the 2016 Annual Report.

Future accounting developments

IFRS 9 Financial Instruments – In the 2016 Annual Report, Santander UK provided detailed descriptions and explanations on how key IFRS 9 concepts will be implemented and included details of our proposed approaches for classification and measurement of financial assets and liabilities and hedge accounting and, in respect of the expected credit loss (ECL) methodology, proposed modelling techniques, judgements, and proposals for the incorporation of forward-looking information and the determination of a significant increase in credit risk.

Santander UK continues to make progress on developing and testing our ECL impairment models across the range of in-scope portfolios and formalising the governance framework to support the new operating model. A parallel-run will take place during H217 to provide assurances on the accuracy and completeness of the modelling process, whilst we implement the new operating model to ensure we can meet our range of disclosures relating to IFRS 9. We are also finalising the determination of the classification and measurement of financial assets. We expect to continue to apply IAS 39 hedge accounting until such time as further changes for macro hedge accounting rules are applicable.

It is not yet practicable to quantify the effect of IFRS 9 on these Condensed Consolidated Interim Financial Statements. Santander UK group expects to quantify the effect of IFRS 9 during H217 and by no later than the end of the year.

IFRS 15 Revenue from Contracts with Customers – In the 2016 Annual Report, Santander UK explained that revenue relating to lease contracts, insurance contracts and financial instruments is outside the scope of IFRS 15. In addition, a significant proportion of the recognition of Santander UK group’s fee and commission income that is within the scope of the standard is not expected to change. Whilst the standard is not expected to have a significant impact on the Santander UK group’s profitability, the impact of the standard is still being assessed. It is not yet practicable to quantify the effect of IFRS 15 on these Condensed Consolidated Interim Financial Statements.

Going concern

After making enquiries, the Directors have a reasonable expectation that the Santander UK group has adequate resources to continue in operational existence for at least twelve months from the date that the balance sheet is signed. Having reassessed the principal risks and uncertainties, the Directors consider it appropriate to adopt the ‘going concern’ basis of accounting in preparing the Condensed Consolidated Interim Financial Statements.

42  Santander UK Group Holdings plc

Primary financial	Notes to the
statements	financial statements

CRITICAL ACCOUNTING POLICIES AND AREAS OF SIGNIFICANT MANAGEMENT JUDGEMENT

The preparation of the Condensed Consolidated Interim Financial Statements requires management to make estimates and judgements that affect the reported amount of assets and liabilities at the date of the Condensed Consolidated Interim Financial Statements and the reported amount of income and expenses during the reporting period. Management evaluates its estimates and judgements on an ongoing basis. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

There have been no significant changes in the basis upon which estimates have been determined compared to that applied in the 2016 Annual Report.

2. SEGMENTS

The Santander UK group’s business is managed and reported on the basis of the following segments: Retail Banking, Commercial Banking, Global Corporate Banking and Corporate Centre. The Santander UK group’s segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. There has been no change to the descriptions of these segments and segmental accounting as set out in Note 2 to the Consolidated Financial Statements in the 2016 Annual Report.

Half year to 30 June 2017	Retail Banking £m	Commercial Banking £m	Global Corporate Banking £m	Corporate Centre £m	Total £m
Net interest income/(expense)	1,730	198	40	(46)	1,922
Non-interest income(1)	314	44	206	27	591
Total operating income/(expense)	2,044	242	246	(19)	2,513
Operating expenses before impairment losses, provisions and charges	(919)	(109)	(145)	(43)	(1,216)
Impairment (losses)/releases on loans and advances	(39)	(3)	(9)	3	(48)
Provisions for other liabilities and charges	(155)	(29)	-	(2)	(186)
Total operating impairment (losses)/releases, provisions and charges	(194)	(32)	(9)	1	(234)
Profit/(loss) before tax	931	101	92	(61)	1,063

Revenue from external customers	2,272	318	279	(356)	2,513
Inter-segment revenue	(228)	(76)	(33)	337	-
Total operating income	2,044	242	246	(19)	2,513

Total assets(2)	175,246	19,570	45,827	64,274	304,917
Total liabilities	150,394	18,074	39,234	80,336	288,038

Half year to 30 June 2016(3)
Net interest income	1,531	203	39	-	1,773
Non-interest income(1)	283	41	184	163	671
Total operating income	1,814	244	223	163	2,444
Operating expenses before impairment losses, provisions and charges	(922)	(113)	(141)	(30)	(1,206)
Impairment (losses)/releases on loans and advances	(34)	(11)	(21)	3	(63)
Provisions for other liabilities and charges	(77)	-	-	(20)	(97)
Total operating impairment losses, provisions and charges	(111)	(11)	(21)	(17)	(160)
Profit before tax	781	120	61	116	1,078

Revenue from external customers	2,173	313	254	(296)	2,444
Inter-segment revenue	(359)	(69)	(31)	459	-
Total operating income	1,814	244	223	163	2,444

31 December 2016
Total assets(2)	175,731	19,381	39,777	68,252	303,141
Total liabilities	149,793	17,203	36,506	83,555	287,057
(1)	Comprised of Net fee and commission income and Net trading and other income.
(2)	Includes customer loans, net of impairment loss allowances.
(3)	Restated on the same basis as described in Note 2 to the Consolidated Financial Statements in the 2016 Annual Report.

Santander UK Group Holdings plc  43

Half Yearly Financial Report 2017

Financial statements

3. NET TRADING AND OTHER INCOME

	Half year to 30 June 2017 £m	Half year to 30 June 2016 £m
Net trading and other income	182	290

‘Net trading and other income’ includes the gain of £48m sterling equivalent in respect of the sale of the Vocalink shares. Santander UK was part of the consortium of banks that sold Vocalink Holdings Limited to Mastercard. Santander UK’s stake in Vocalink Holdings Limited was 7.75%. Under the terms of the sale agreement, Santander UK will retain a shareholding of 0.775% for at least three years. In H116, ‘Net trading and other income’ included the gain of £119m sterling equivalent in respect of the sale of Visa shares.

In May 2016, as part of a liability management exercise, certain debt instruments were purchased pursuant to a tender offer. This had no significant impact on the income statement.

4. OPERATING EXPENSES BEFORE IMPAIRMENT LOSSES, PROVISIONS AND CHARGES

	Half year to 30 June 2017 £m	Half year to 30 June 2016 £m
Staff costs	567	546
Other administration expenses	493	522
Depreciation, amortisation and impairment	156	138
	1,216	1,206

5. IMPAIRMENT LOSSES AND PROVISIONS

	Half year to 30 June 2017 £m	Half year to 30 June 2016 £m
Impairment losses on loans and advances to customers	76	108
Recoveries of loans and advances, net of collection costs (Note 10)	(28)	(45)
	48	63
Provisions for other liabilities and charges (Note 15)	181	97
Provisions for residual value and voluntary termination	5	-
	186	97
	234	160

There were no impairment losses on loans and advances to banks, loans and receivables securities, available-for-sale securities and held-to-maturity investments.

44  Santander UK Group Holdings plc

Primary financial	Notes to the
statements	financial statements

6. TAXATION

The tax on profit before tax differs from the theoretical amount that would arise using the basic corporation tax rate of the Company as follows:

	Half year to 30 June 2017 £m	Half year to 30 June 2016 £m
Profit before tax	1,063	1,078
Tax calculated at a tax rate of 19.25% (H116: 20%)	205	216
Bank surcharge on profits	77	77
Net disallowable items and non-taxable income	33	8
Non-deductible UK Bank Levy	18	17
Effect of change in tax rate on deferred tax provision	-	(1)
Adjustment to prior period provisions	(10)	(10)
Tax charge	323	307

Interim period corporation tax is accrued based on the estimated average annual effective corporation tax rate for the year of 30.4% (2016: 28.5%). The standard rate of UK corporation tax was 27.25% for banking entities and 19.25% for non-banking entities (2016: 28% for banking entities and 20% for non-banking entities) following the introduction of an 8% surcharge to be applied to banking companies from 1 January 2016. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions. The Finance (No.2) Act 2015, introduced reductions in the corporation tax rate from 20% to 19% in 2017 and 18% by 2020. Finance Act 2016, which was substantively enacted on 6 September 2016, introduced a further reduction in the standard rate of corporation tax rate to 17% from 2020. The effects of the changes in tax rates are included in the deferred tax balances at 30 June 2017 and 31 December 2016.

7. DIVIDENDS

a) Ordinary share capital

Dividends of £276m (H116: £102m) were paid on the Company’s ordinary shares in issue during the period. An interim dividend of £323m was declared on 26 June 2017 on the Company’s ordinary shares in issue.

b) Other equity instruments

	Half year to 30 June 2017 £m	Half year to 30 June 2016 £m
AT1 securities:
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	7	-
- £750m Fixed Rate Reset Perpetual AT1 Capital Securities	28	28
- £300m Perpetual Capital Securities	11	12
- £500m Perpetual Capital Securities	17	16
	63	56

c) Non-controlling interests

	Half year to 30 June 2017 £m	Half year to 30 June 2016 £m
Santander UK plc issued:
- £300m fixed/floating rate non-cumulative callable preference shares	1	1
- £300m Step-up Callable Perpetual Reserve Capital Instruments	17	17
	18	18

8. TRADING ASSETS

	30 June 2017 £m	31 December 2016 £m
Loans and advances to banks - securities purchased under resale agreements	1,580	2,757
- other(1)	4,502	4,721
Loans and advances to customers - securities purchased under resale agreements	14,315	7,955
- other(1)	1,768	2,368
Debt securities	4,507	6,248
Equity securities	7,751	5,986
	34,423	30,035
(1)	Total ‘other’ comprises short-term loans of £1,279m (2016: £920m) and cash collateral of £4,991m (2016: £6,169m).

A significant portion of the debt and equity securities are held in our eligible liquidity pool. They comprise mainly of government bonds and quoted stocks.

Santander UK Group Holdings plc  45

Half Yearly Financial Report 2017

Financial statements

9. DERIVATIVE FINANCIAL INSTRUMENTS

		30 June 2017			31 December 2016
		Fair value			Fair value
Derivatives held for trading	Notional amount £m	Assets £m	Liabilities £m	Notional amount £m	Assets £m	Liabilities £m
Exchange rate contracts	146,818	2,983	4,955	165,521	3,664	6,022
Interest rate contracts	969,928	11,883	11,379	942,798	14,117	14,341
Equity and credit contracts	18,287	1,179	543	15,325	1,321	860
Total derivatives held for trading	1,135,033	16,045	16,877	1,123,644	19,102	21,223

Derivatives held for hedging
Derivatives designated as fair value hedges:
Exchange rate contracts	2,693	471	-	3,819	751	-
Interest rate contracts	57,882	1,321	1,499	70,849	1,578	1,790
Equity derivative contracts	81	-	3	74	4	-
	60,656	1,792	1,502	74,742	2,333	1,790
Derivatives designated as cash flow hedges:
Exchange rate contracts	23,894	3,639	8	23,786	3,907	8
Interest rate contracts	12,909	124	101	12,683	120	82
Equity derivative contracts	29	11	-	24	9	-
	36,832	3,774	109	36,493	4,036	90
Total derivatives held for hedging	97,488	5,566	1,611	111,235	6,369	1,880
Total derivatives	1,232,521	21,611	18,488	1,234,879	25,471	23,103

10. LOANS AND ADVANCES TO CUSTOMERS

	30 June 2017 £m	31 December 2016 £m
Loans and advances to customers	199,559	199,610
Amounts due from fellow Banco Santander subsidiaries and joint ventures	1,172	1,112
Loans and advances to customers	200,731	200,722
Less: impairment loss allowances	(864)	(921)
Less: residual value and voluntary termination provisions(1)	(75)	(68)
Net loans and advances to customers	199,792	199,733
(1)	In H117, we reclassified our provisions for residual value and voluntary termination classified within the Finance lease impairment loss allowances category. In order to facilitate comparison with the current period, prior year comparatives were amended.

Movement in impairment loss allowances:

	Loans secured on residential property £m	Corporate loans £m	Finance leases £m	Other unsecured advances £m	Total £m
At 1 January 2017	279	382	45	215	921
(Release)/charge to the income statement	(18)	12	17	65	76
Write-offs and other items(2)	(10)	(38)	(16)	(69)	(133)
At 30 June 2017	251	356	46	211	864

At 1 January 2016	424	395	20	269	1,108
(Release)/charge to the income statement	(54)	35	3	124	108
Write-offs and other items(2)	(16)	(15)	(15)	(115)	(161)
At 30 June 2016	354	415	8	278	1,055

(2)   Mortgage write-offs exclude the effect of the unwind over time of the discounting in estimating losses, as described in the accounting policy ‘Impairment of financial assets’ in Note 1 to the Consolidated Financial Statements in the 2016 Annual Report. Mortgage write-offs including this effect were £11m (H116: £18m).

Recoveries of loans and advances, net of collection costs:

	Loans secured on residential property £m	Corporate loans £m	Finance leases £m	Other unsecured advances £m	Total £m
30 June 2017	2	1	4	21	28
30 June 2016	2	2	1	40	45

46  Santander UK Group Holdings plc

Primary financial	Notes to the
statements	financial statements

11. SECURITISATIONS AND COVERED BONDS

a) Securitisations

The gross assets securitised at 30 June 2017 and 31 December 2016 under the structures described below were:

	30 June 2017 £m	31 December 2016 £m
Master Trust Structures:
- Holmes	4,947	5,560
- Fosse	6,499	7,182
- Langton	4,595	5,211
Other securitisation structures:
- Motor	851	1,117
- Auto ABS UK Loans	1,112	1,260
	18,004	20,330

i) Master Trust Structures

Holmes

In H117, there were no issuances (H116: £1.2bn) from Holmes Master Issuer plc. Mortgage-backed notes totalling £0.7bn (H116: £2.9bn) equivalent were redeemed during the period.

Fosse

In H117 and H116 there were no issuances from Fosse Master Issuer plc. Mortgage-backed notes totalling £0.7bn (H116: £0.8bn) equivalent were redeemed during the period.

Langton

In H117 and H116 there were no issuances from any of the Langton issuing companies. No mortgage-backed notes (H116: £1.9bn) were redeemed during the period.

ii) Other securitisation structures

Motor

In H117 and H116 there were no issuances from the Motor securitisation structures. Asset-backed notes totalling £0.2bn (H116: £0.3bn) equivalent were redeemed during the period.

Auto ABS UK Loans

In H117, £0.5bn of asset-backed notes (H116: £0.5bn) were issued from Auto ABS UK Loans. Additionally, £0.7bn of asset-backed notes (H116: £0.4bn) were redeemed during the period.

b) Covered Bonds

In H117, there were issuances of £1.0bn (H116: £0.8bn) from the covered bond programme. Mortgage-backed notes totalling £1.8bn (H116: £nil) equivalent were redeemed during the period.

12. INTERESTS IN OTHER ENTITIES

The Santander UK group has interests in subsidiaries, associates, joint ventures and unconsolidated structured entities, as set out in Note 21 to the Consolidated Financial Statements in the 2016 Annual Report. The unconsolidated structured entities include Abbey National Capital Trust I and Abbey National Capital LP I, which are 100% owned finance subsidiaries (as defined in Regulation S-X under the US Securities Act 1933, as amended) of Santander UK plc. On 7 February 2000, Abbey National Capital Trust I issued US$1bn of 8.963% Non-cumulative Trust Preferred Securities, which have been registered under the US Securities Act of 1933, as amended. Abbey National Capital Trust I serves solely as a passive vehicle holding the partnership preferred securities issued by Abbey National Capital LP I and each has passed all the rights relating to such partnership preferred securities to the holders of trust preferred securities issued by Abbey National Capital Trust I. All of the trust preferred securities and the partnership preferred securities have been fully and unconditionally guaranteed on a subordinated basis by Santander UK plc. The terms of the securities do not include any significant restrictions on the ability of Santander UK plc to obtain funds, by dividend or loan, from any subsidiary.

13. TRADING LIABILITIES

		30 June 2017 £m	31 December 2016 £m
Deposits by banks:	- securities sold under repurchase agreements	676	780
	- other(1)	2,969	3,420
Deposits by customers: - securities sold under repurchase agreements		13,928	8,018
	- other(1)	407	541
Short positions in securities and unsettled trades		3,510	2,801
		21,490	15,560
(1)	Comprises cash collateral of £3,371m (2016: £3,535m) and short-term deposits of £5m (2016: £426m).

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Financial statements

14. DEBT SECURITIES IN ISSUE

	30 June 2017 £m	31 December 2016 £m
Medium-term notes	23,818	25,441
Covered bond programme	15,961	16,628
Certificates of deposit	4,401	5,217
Securitisation programmes	5,460	7,506
	49,640	54,792

15. PROVISIONS

	Conduct remediation
	PPI £m	Wealth and Investment £m	Other products £m	Regulatory-related £m	Vacant property £m	Other £m	Total £m
At 1 January 2017	457	22	14	96	47	64	700
Additional provisions	69	-	35	2	6	69	181
Used during the period	(121)	(27)	(2)	(53)	(5)	(87)	(295)
Transfers	-	9	-	-	-	-	9
At 30 June 2017	405	4	47	45	48	46	595

At 1 January 2016	465	146	26	93	68	72	870
Additional provisions	-	-	-	36	1	60	97
Used during the period	(61)	(34)	(10)	(47)	(7)	(60)	(219)
At 30 June 2016	404	112	16	82	62	72	748

Conduct remediation

The table below sets out the key drivers of the Payment Protection Insurance (PPI) provision balance and forecast assumptions used in calculating the provision, as well as the sensitivity of the provision to changes in the assumptions.

	Cumulative to 30 June 2017	Future expected	Sensitivity analysis Increase/decrease in provision
Inbound complaints(1) (‘000)	1,402	412	25 = £9m
Outbound contact (‘000)	406	342	25 = £15m
Response rate to outbound contact	35%	91%	1% = £2.2m
Average uphold rate per claim(2)	58%	74%	1% = £3.5m
Average redress per claim(3)	£1,657	£643	£100 = £54m
(1)	Excludes invalid claims where the complainant has not held a PPI policy.
(2)	Claims include inbound and responses to outbound contact.
(3)	The average redress per claim reduced from the cumulative average value at 30 June 2017 of £1,657 to a future expected average value of £643 due to the inclusion of Plevin cases in the provision, as well as a shift in the complaint mix to a greater proportion of storecards, which typically held lower average balances.

In November 2015, the FCA issued a Consultation Paper 15/39 (Rules and guidance on payment protection insurance complaints) which introduced the concept of unfair commission in relation to Plevin for customer redress plus a deadline by which customers would need to make their PPI complaints. On 2 August 2016, the FCA issued Consultation Paper 16/20 (Rules and Guidance on payment protection insurance complaints: Feedback on CP 15/39 and further consultation). The paper outlined the FCA’s proposed approach to PPI in light of the 2014 decision of the Supreme Court in Plevin v Paragon Personal Finance Ltd (Plevin) and also recommended a two-year deadline period starting in June 2017, which was later than proposed in CP 15/39. The paper also included proposals in relation to how redress for Plevin-related claims should be calculated including consideration of how profit share arrangements should be reflected in commission levels. The final rules released on 2nd March 2017 in Policy Statement 17/3 (Payment Protection Insurance Complaints: Feedback on CP16/20 and final rules and guidance) confirmed that the two-year deadline period would start in August 2017. There is also now a requirement to proactively mail previously rejected complainants in scope of s140A of the Consumer Credit Act to explain they are eligible to complain again in light of Plevin. Lastly there are some clarifications to the profit share percentage calculations. These changes may impact on the future amounts expected to be paid.

30 June 2017 compared to 31 December 2016

The remaining provision for PPI redress and related costs amounted to £405m. In the first quarter of 2017, we made an additional provision of £32m relating to the final FCA rules and guidance published in Mar17. We also provided a net charge of £37m in the second quarter, following a review of claims handling procedures in relation to a specific PPI portfolio including the impact of a past business review. See Note 17.

In line with our assumptions, monthly utilisation increased from the 2016 average following the confirmation of a deadline for customer complaints. We will continue to monitor our provision levels in respect of recent claims experience.

The remaining non-PPI related conduct provisions amounted to £51m, including an additional provision of £35m in the second quarter, relating to the sale of interest rate derivatives. This charge follows an ongoing review regarding regulatory classification of certain customers eligible for redress.

48  Santander UK Group Holdings plc

Primary financial	Notes to the
statements	financial statements

16. RETIREMENT BENEFIT PLANS

The amounts recognised in the balance sheet were as follows:

	30 June 2017 £m	31 December 2016 £m
Assets/(liabilities)
Funded defined benefit pension scheme – surplus	500	398
Funded defined benefit pension scheme – deficit	(181)	(223)
Unfunded defined benefit pension scheme	(39)	(39)
Total net assets	280	136

a) Defined contribution pension plans

An expense of £27m (H116: £26m) was recognised for defined contribution plans in the period, and is included in staff costs classified within operating expenses in the Income Statement. None of this amount was recognised in respect of key management personnel for H117 and H116.

b) Defined benefit pension schemes

The total amount charged to the income statement, including any amounts classified as redundancy costs was £23m (H116: £11m).

Movements in the present value of defined benefit obligations and fair value of scheme assets were as follows:

	30 June 2017		30 June 2016
	Present value of defined benefit obligations £m	Fair value of scheme assets £m	Present value of defined benefit obligations £m	Fair value of scheme assets £m
Balance at 1 January	(11,082)	11,218	(9,004)	9,450
Income statement charge	(182)	247	(186)	232
Recognised in other comprehensive income
- Return on plan assets (excluding amounts included in net interest expense)	-	85	-	1,055
- Actuarial movements arising from experience adjustments	11	-	28	-
- Actuarial movements arising from changes in financial assumptions	(17)	-	(1,572)	-
Benefits paid	191	(191)	130	(130)
Balance at 30 June	(11,079)	11,359	(10,604)	10,607

The net assets recognised in the balance sheet was determined as follows:

	30 June 2017 £m	31 December 2016 £m
Present value of defined benefit obligations	(11,079)	(11,082)
Fair value of scheme assets	11,359	11,218
Net defined benefit assets	280	136

Result of triennial valuation

The 31 March 2016 triennial funding valuation was concluded in early 2017. Santander UK plc has committed to continue to fund the Scheme at the current rate with the recovery plan extended for a further three years. In addition Santander UK plc has committed to make contingent contributions if the investment performance is lower than expected.

Actuarial assumptions

There have been no significant changes to the method for setting the principal actuarial assumptions used as set out in Note 34 to the Consolidated Financial Statements in the 2016 Annual Report.

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Financial statements

17. CONTINGENT LIABILITIES AND COMMITMENTS

	30 June 2017 £m	31 December 2016 £m
Guarantees given to third parties	1,435	1,859
Formal standby facilities, credit lines and other commitments	42,131	41,616
	43,566	43,475

There have been no significant changes to the contingent liabilities as set out in Note 35 to the Consolidated Financial Statements in the 2016 Annual Report, except as follows:

Other legal actions and regulatory matters

Note 15 details our provisions including those in relation to PPI. In relation to a specific PPI portfolio of complaints, following a review of legal and regulatory responsibilities, including consultation with external professional advisers, it is not currently considered that the likelihood of Santander UK group incurring a liability is probable and as such no provision is held. There are a number of factual and legal issues to be resolved in relation to this portfolio which may impact the amount or timing of any liability. These issues create uncertainties which mean that it is not currently possible to make a reliable estimate of the financial effect, if any, that may arise.

18. SHARE CAPITAL AND OTHER EQUITY INSTRUMENTS

	30 June 2017 £m	31 December 2016 £m
Ordinary share capital	7,060	7,060
AT1 securities:
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	496	-
- £750m Fixed Rate Reset Perpetual AT1 Capital Securities	745	745
- £300m Perpetual Capital Securities	300	300
- £500m Perpetual Capital Securities	500	500
	9,101	8,605

£500m Fixed Rate Reset Perpetual AT1 Capital Securities

On 10 April 2017, the Company issued £500m Fixed Rate Reset Perpetual Additional Tier 1 (AT1) Capital Securities, all of which were subscribed by third party investors. The securities are perpetual and pay a distribution rate on 24 March, June, September and December. At each distribution payment date, the Company can decide whether to pay the distribution rate, which is non-cumulative, in whole or in part. The distribution rate is 6.75% per annum until 24 June 2024; thereafter, the distribution rate resets every five years to a rate of 5.792% per annum above the then prevailing 5 year sterling mid swap rate. The Fixed Rate Reset Perpetual AT1 Capital Securities will be automatically written down should the Common Equity Tier 1 capital ratio of the Santander UK prudential consolidation group as defined in the PRA’s rules fall below 7%. The Fixed Rate Reset Perpetual AT1 Capital Securities are redeemable at the option of the Company on 24 June 2024 or on any reset date thereafter. No such redemption may be made without the consent of the PRA.

19. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL ACCEPTED AS SECURITY FOR ASSETS

Securitisations and covered bonds

As described in Note 16 to the Consolidated Financial Statements in the 2016 Annual Report, Santander UK plc and certain of its subsidiaries enter into securitisation transactions whereby portfolios of residential mortgage loans and other loans are purchased by or assigned to structured securitisation companies, and have been funded through the issue of mortgage-backed securities and other asset-backed securities. Holders of the securities are only entitled to obtain payments of principal and interest to the extent that the resources of the securitisation companies are sufficient to support such payments and the holders of the securities have agreed in writing not to seek recourse in any other form. At 30 June 2017, £1,450m (2016: £363m) of loans were so assigned by the Santander UK group.

Santander UK plc also has a covered bond programme, whereby securities are issued to investors and are secured by a pool of residential mortgages. At 30 June 2017, the pool of residential mortgages for the covered bond programme was £19,989m (2016: £20,263m).

At 30 June 2017, total notes issued externally from secured programmes (securitisations and covered bonds) decreased to £21,421m (2016: £24,134m), including gross issuance of £1,000m (H116: £1,147m) and redemptions of £3,538m (H116: £2,227m). At 30 June 2017, a total of £4,841m (2016: £4,998m) of notes issued under securitisation and covered bond programmes had also been retained internally, a proportion of which had been used as collateral for raising funds via third party bilateral secured funding transactions, which totalled £1,834m at 30 June 2017 (2016: £2,764m), or for creating collateral which could in the future be used for liquidity purposes.

50  Santander UK Group Holdings plc

Primary financial	Notes to the
statements	financial statements

20. FINANCIAL INSTRUMENTS

a) Measurement basis of financial assets and liabilities

The Santander UK group categorises assets and liabilities measured at fair value within the fair value hierarchy based on the inputs to the valuation techniques as described in Note 43(a) to the Consolidated Financial Statements in the 2016 Annual Report.

b) Fair values of financial instruments carried at amortised cost

The following table analyses the fair value of the financial instruments carried at amortised cost at 30 June 2017 and 31 December 2016. It does not include fair value information for financial assets and financial liabilities carried at amortised cost if the carrying amount is a reasonable approximation of fair value. Details of the valuation methodology of the financial assets and financial liabilities carried at amortised cost can be found in Note 43(c) to the Consolidated Financial Statements in the 2016 Annual Report.

Balance sheet category		30 June 2017		31 December 2016
		Fair value £m	Carrying value £m	Fair value £m	Carrying value £m
Assets
Loans and advances to banks		4,354	4,407	4,219	4,352

Loans and advances to customers	Advances secured on residential property	157,009	154,295	157,961	154,448
	Corporate loans	31,281	31,302	31,590	31,596
	Other advances	14,197	14,195	13,680	13,689
		202,487	199,792	203,231	199,733

Loans and receivables securities		1,444	1,424	272	257

Held-to-maturity investments		6,433	6,613	6,436	6,648

Liabilities
Deposits by banks	Securities sold under agreements to repurchase	1,090	1,077	2,406	2,384
	Other deposits	10,827	10,813	7,392	7,385
		11,917	11,890	9,798	9,769

Deposits by customers	Current and demand accounts	86,899	86,899	86,716	86,716
	Savings accounts	62,831	62,698	58,461	58,305
	Time deposits	25,481	25,447	27,260	27,203
	Securities sold under agreements to repurchase	572	502	582	502
		175,783	175,546	173,019	172,726

Debt securities in issue	Bonds and medium-term notes	46,054	44,180	49,099	47,286
	Securitisation programmes	5,507	5,460	7,606	7,506
		51,561	49,640	56,705	54,792
Subordinated liabilities		4,603	4,109	4,548	4,303

c) Fair values of financial instruments measured at fair value on a recurring basis

The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 30 June 2017 and 31 December 2016, analysed by their levels in the fair value hierarchy – Level 1, Level 2 and Level 3.

Transfers between levels of the fair value hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the period in which they occur.

During H117 there were no transfers of financial instruments between Levels 1, 2 and 3 in the fair value hierarchy. Transfers relating to 2016 are disclosed in Note 43(d) to the Consolidated Financial Statements in the 2016 Annual Report.

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Financial statements

Balance sheet category		30 June 2017				31 December 2016
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation
		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Trading assets	Loans and advances to banks	-	6,082	-	6,082	-	7,478	-	7,478	A
	Loans and advances to customers	1,202	14,881	-	16,083	762	9,561	-	10,323	A
	Debt securities	4,507	-	-	4,507	6,248	-	-	6,248	-
	Equity securities	7,751	-	-	7,751	5,986	-	-	5,986	-

Derivative assets	Exchange rate contracts	-	7,072	21	7,093	-	8,300	22	8,322	A
	Interest rate contracts	-	13,313	15	13,328	1	15,795	19	15,815	A & C
	Equity and credit contracts	-	1,131	59	1,190	-	1,272	62	1,334	B & D

Financial assets designated at fair value	Loans and advances to customers	-	1,510	64	1,574	-	1,668	63	1,731	A
	Debt securities	-	399	188	587	-	208	201	409	A & B

Available-for-sale securities	Equity securities	19	9	41	69	17	63	32	112	B
	Debt securities	9,503	2	-	9,505	10,449	-	-	10,449	C
Total assets at fair value		22,982	44,399	388	67,769	23,463	44,345	399	68,207

Liabilities
Trading liabilities	Deposits by banks	-	3,645	-	3,645	-	4,200	-	4,200	A
	Deposits by customers	-	14,335	-	14,335	-	8,559	-	8,559	A
	Short positions	3,510	-	-	3,510	2,801	-	-	2,801	-

Derivative liabilities	Exchange rate contracts	-	4,943	20	4,963	-	6,009	21	6,030	A
	Interest rate contracts	-	12,972	7	12,979	-	16,202	11	16,213	A & C
	Equity and credit contracts	1	503	42	546	1	817	42	860	B & D

Financial liabilities designated at fair value	Debt securities in issue	-	2,161	6	2,167	-	1,908	6	1,914	A
	Structured deposits	-	809	-	809	-	526	-	526	A
Total liabilities at fair value		3,511	39,368	75	42,954	2,802	38,221	80	41,103

d) Valuation techniques

The main valuation techniques employed in internal models to measure the fair value of the financial instruments are disclosed in Note 43(e) to the Consolidated Financial Statements in the 2016 Annual Report. The Santander UK group did not make any material changes to the valuation techniques and internal models it used during H117.

e) Fair value adjustments

The internal models incorporate assumptions that the Santander UK group believes would be made by a market participant to establish fair value. Fair value adjustments are adopted when the Santander UK group considers that there are additional factors that would be considered by a market participant that are not incorporated in the valuation model.

The Santander UK group classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied. The majority of these adjustments relate to Global Corporate Banking. The magnitude and types of fair value adjustment adopted by Global Corporate Banking are listed in the following table:

	30 June 2017 £m	31 December 2016 £m
Risk-related:
- Bid-offer and trade specific adjustments	42	37
- Uncertainty	43	49
- Credit risk adjustment	43	50
- Funding fair value adjustment	10	20
	138	156
Model-related	2	1
Day One profit	1	4
	141	161

Risk-related adjustments

Risk-related adjustments are driven, in part, by the magnitude of the Santander UK group’s market or credit risk exposure, and by external market factors, such as the size of market spreads. For further details, see the ‘Risk-related adjustments’ section in Note 43(f) to the Consolidated Financial Statements in the 2016 Annual Report.

52  Santander UK Group Holdings plc

Primary financial	Notes to the
statements	financial statements

f) Internal models based on information other than market data (Level 3)

Valuation techniques

There have been no significant changes to the valuation techniques set out in Note 43(i) to the Consolidated Financial Statements in the 2016 Annual Report.

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets				Liabilities
	Derivatives	Fair value through P&L	Available-for- sale	Total	Derivatives	Fair value through P&L	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2017	103	264	32	399	(74)	(6)	(80)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	6	(9)	-	(3)	(7)	-	(7)
- Foreign exchange and other movements	(5)	-	-	(5)	5	-	5
Gains recognised in other comprehensive income	-	-	9	9	-	-	-
Sales	-	(3)	-	(3)	-	-	-
Settlements	(9)	-	-	(9)	7	-	7
At 30 June 2017	95	252	41	388	(69)	(6)	(75)

Gains/(losses) recognised in profit/(loss) relating to assets and liabilities held at the end of the period	1	(9)	-	(8)	(2)	-	(2)

At 1 January 2016	188	267	100	555	(105)	(5)	(110)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	(2)	36	-	34	8	(1)	7
- Foreign exchange and other movements	1	-	-	1	-	(1)	(1)
Gains recognised in other comprehensive income	-	-	19	19	-	-	-
Additions	-	-	25	25	-	-	-
Sales	-	-	(119)	(119)	-	-	-
Settlements	(20)	(15)	-	(35)	15	-	15
At 30 June 2016	167	288	25	480	(82)	(7)	(89)

Gains/(losses) recognised in profit/(loss) relating to assets and liabilities held at the end of the period	(1)	36	-	35	8	(2)	6

Effect of changes in significant unobservable assumptions to reasonably possible alternatives (Level 3)

As discussed above, the fair value of financial instruments are, in certain circumstances, measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable current market transactions in the same instrument and are not based on observable market data and, as such require the application of a degree of judgement. Changing one or more of the inputs to the valuation models to reasonably possible alternative assumptions would change the fair values significantly. There has been no significant change to the unobservable inputs and sensitivities used in Level 3 fair values as set out in Note 43(i) to the Consolidated Financial Statements in the 2016 Annual Report.

21. RELATED PARTY DISCLOSURES

The financial position and performance of the Santander UK group have not been materially affected in H117 by any related party transactions, or changes to related party transactions. In addition, transactions with pension schemes operated by the Santander UK group are described in Note 34 to the Consolidated Financial Statements in the 2016 Annual Report. These transactions were made in the ordinary course of business and substantially on the same terms as for comparable transactions with third party counterparties and within limits acceptable to the PRA. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features.

22. EVENTS AFTER THE BALANCE SHEET DATE

There have been no significant events between 30 June 2017 and the date of approval of these financial statements which would require a change to or additional disclosure in the financial statements.

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Shareholder information

Shareholder information

55	Forward-looking statements

55	Selected financial data

57	Glossary

54  Santander UK Group Holdings plc

Forward-looking	Selected financial	Glossary
statements	data

Forward-looking statements

The Company and its subsidiaries (together Santander UK) may from time to time make written or oral forward-looking statements. The Company makes written forward-looking statements in this Half Yearly Financial Report and may also make forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Santander UK cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Santander UK or on its behalf. For more, see ‘Forward-looking statements’ in the Shareholder information section of the 2016 Annual Report. Please also refer to our latest filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the year ended 31 December 2016 filed with the US Securities and Exchange Commission (SEC) on 1 March 2017 (2016 20-F)) for a discussion of certain risk factors and forward-looking statements. Undue reliance should not be placed on forward-looking statements when making decisions with respect to any Santander UK member and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the non-exhaustive list of important factors in the 2016 Annual Report. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander UK does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. For more, see the Risk factors set out on page 309 of the 2016 20-F.

Selected financial data

SELECTED STATISTICAL INFORMATION

	30 June 2017(1) %	31 December 2016%
Capital ratios:
CET1 capital ratio	12.1	11.6
Total capital ratio	17.9	17.3
Equity to assets ratio(2)	4.61	4.60
Ratio of earnings to fixed charges:(3)
- Excluding interest on retail deposits	333	275
- Including interest on retail deposits	199	165
Profitability ratios:
Return on assets(4)	0.48	0.43
Return on ordinary shareholders’ equity(5)	10.2	9.1
Dividend payout ratio(6)	n/a	47
Cost-to-income ratio(7)	48	50
Non-performing loans ratio(8)	1.32	1.50
Loan-to-deposit ratio(9)	114	116
(1)	As described in Note 1 to the Condensed Consolidated Interim Financial Statements, Santander UK elected to early apply the IFRS 9 requirement for the presentation of gains and losses on financial liabilities relating to own credit in other comprehensive income from 1 January 2017. The cumulative own credit adjustment component of the cumulative fair value adjustment on financial liabilities designated at fair value through profit or loss has been included in opening retained earnings. Comparatives have not been restated. We have not adopted the other requirements in IFRS 9.
(2)	Average ordinary shareholders’ equity divided by average total assets. Average balances are based on monthly data.
(3)	For the purpose of calculating the ratios of earnings to fixed charges, earnings consist of profit from continuing operations before tax and before adjustment for non-controlling interests plus fixed charges. Fixed charges consist of interest expense, including the amortisation of discounts and premiums on debt securities in issue and related capitalised expenses and including or excluding interest on retail deposit as appropriate.
(4)	Profit after tax divided by average total assets. Average balances are based on monthly data.
(5)	Profit after tax divided by average ordinary shareholders’ equity.
(6)	Ordinary equity dividends approved divided by profit after tax attributable to equity holders of the parent.
(7)	The cost-to-income ratio is defined as total operating expenses before impairment losses, provisions and charges divided by total operating income.
(8)	Non-performing loans ratio is defined as non-performing loans as a percentage of customer assets.
(9)	The loan-to-deposit ratio is defined as loans and advances to customers (excluding reverse repos) divided by deposits by customers (excluding repos).

Alternative Performance Measures (APMs)

This Half Yearly Financial Report includes certain financial measures which are not accounting measures within the scope of IFRS. European Securities and Markets Authority (ESMA) guidelines require that we identify those financial measures that are not accounting measures within the scope of IFRS. APMs measure historical or future financial performance, financial position or cash flows, but exclude or include amounts that would not be adjusted in the most comparable IFRS measures. The APMs we have identified are outlined below and are not a substitute for IFRS measures. We have identified the following APMs:

1. Adjusted return on tangible equity (RoTE) / RoTE

2. Banking NIM

3. Adjusted profit before tax

	30 June 2017%	31 December 2016%
Adjusted RoTE / RoTE	11.4	10.9
Banking NIM	1.91	1.79

	30 June 2017 £m	30 June 2016 £m
Adjusted profit before tax	1,122	989

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Shareholder information

Management reviews these APMs in order to measure the overall profitability of the Santander UK group and believes that presentation of these industry standard financial measures provides useful information to investors regarding the Santander UK group’s results of operations. Such measures are defined further in the footnotes that follow including, where relevant, reconciliations to the nearest IFRS measure.

1. Adjusted RoTE / RoTE

RoTE is defined as the profit after tax attributable to equity holders of the parent divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and other intangible assets.

Adjusted RoTE includes phasing adjustments for the UK Bank Levy (2016: £107m) and FSCS (2016: £34m). FSCS charges and the UK Bank Levy are charges, which are required under IFRS to be charged annually on 1 April and 31 December, respectively. The profit before tax has been annualised and tangible equity has been adjusted for retained earnings to facilitate comparison with the end of year ratio. We did not annualise the £39m net interest income reported in Corporate Centre, the gain on sale of our Vocalink Holdings Limited shareholding, PPI and other conduct provision charges as outlined under item 3.

Reconciliations between RoTE and return on ordinary shareholders’ equity, which is profit after tax divided by average ordinary shareholders’ equity, the nearest IFRS measure, are as follows:

Adjusted RoTE

	30 June 2017 £m	Phasing adjustment £m	Adjusted £m
Profit after tax	740	-	-
Annualised H117 profit after tax	1,492	-	-
Less non-controlling interests of annualised profit	(39)	-	-
Profit due to equity holders of the parent (A)	1,453	(71)	1,382

Average shareholders’ equity	16,482	-	-
Less: average AT1 securities	(1,793)	-	-
Less: average non-controlling interests	(405)	-	-
Average ordinary shareholders’ equity (B)(1)	14,284	-	-
Average goodwill and intangible assets (1)	(2,325)	-	-
Average tangible equity (C)(1)	11,959	147	12,106
Return on ordinary shareholders’ equity (A/B)	10.2%	-	n/a
RoTE (A/C)	12.1%	-	11.4%

(1) Average balances are based on the average of the current and prior period closing balances.

RoTE

31 December 2016 £m
Profit after tax	1,317
Less non-controlling interests	(45)
Profit due to equity holders of the parent (A)	1,272

Average shareholders’ equity	15,873
Less: average AT1 securities	(1,545)
Less: average non-controlling interests	(395)
Average ordinary shareholders’ equity (B)(1)	13,933
Average goodwill and intangible assets(1)	(2,274)
Average tangible equity (C)(1)	11,659
Return on ordinary shareholders’ equity (A/B)	9.1%
RoTE (A/C)	10.9%

(1) Average balances are based on the average of the current and prior period closing balances.

Management does not assess ‘Return on ordinary shareholders’ equity’ as a key performance indicator of the business, and therefore a reconciliation of the RoTE target for 2018 to an equivalent target for ‘Return on ordinary shareholders’ equity’ is not available without unreasonable efforts.

2. Banking NIM

Banking NIM is defined as net interest income divided by average customer loans. A reconciliation between Banking NIM and net interest margin, which is defined as net interest income divided by average interest-earning assets, the nearest IFRS measure, is as follows:

	30 June 2017 £m	31 December 2016 £m
Net interest income (A)(1)	3,826	3,582
Average interest earning assets (B)(2)	249,990	242,408
Average customer assets (C)(2)	200,164	200,562
Net interest margin (A/B)	1.53%	1.48%
Banking NIM (A/C)	1.91%	1.79%

(1) H117 net interest income has been annualised. The £10m income reported for GCB and the £39m income reported for Corporate Centre in H117 has not been annualised.

(2) Average balances are based on monthly data.

56  Santander UK Group Holdings plc

Forward-looking	Selected financial	Glossary
statements	data

3. Adjusted profit before tax

Adjusted profit before tax is defined as profit before tax excluding the accrued interest release on a foreign tax liability, the gain on sale of Vocalink Holdings Limited shareholding, the gain on sale of Visa Europe Limited shareholding, Banking Reform costs, certain PPI provision charges and other conduct provision charges. A reconciliation between adjusted profit before tax and profit before tax, the nearest IFRS measure, is as follows:

	30 June 2017 £m	30 June 2016 £m
Net interest income
Reported	1,922	1,773
Adjust for release of accrued interest on a foreign tax liability	(39)	-
Adjusted	1,883	1,773

Non-interest income
Reported	591	671
Adjust for gain on sale of Vocalink Holdings Limited shareholding	(48)	-
Adjust for gain on sale of Visa Europe Limited shareholding	-	(119)
Adjusted	543	552

Operating expenses before impairment losses, provisions and charges
Reported	(1,216)	(1,206)
Adjust for Banking Reform costs	42	30
Adjusted	(1,174)	(1,176)

Provisions for other liabilities and charges
Reported	(186)	(97)
Adjust for PPI provision charge	69	-
Adjust for other conduct provision charge	35	-
Adjusted	(82)	(97)

Profit before tax	1,063	1,078
Specific income, expenses and charges	59	(89)
Adjusted profit before tax	1,122	989

The financial results for H117 and H116 included a number of specific income, expenses and charges. Management believes that the operating trends of the business can be understood better if these items are identified separately. The aggregate impact on profit before tax in H117 was £59m, and in H116 was £(89)m. The specific income, expenses and charges are outlined below:

-	Accrued interest release on a foreign tax liability
The release of interest accrued in relation to a certain foreign tax liability and other associated amounts, where the period to make claim expired in H117. The income of £39m is reported in Corporate Centre net interest income for H117.

-	Gain on sale of Vocalink Holdings Limited shareholding
Santander UK was part of the consortium of banks that sold Vocalink Holdings Limited to Mastercard. Santander UK’s stake in Vocalink Holdings Limited was 7.75%. Under the terms of the sale agreement, Santander UK will retain a shareholding of 0.775% for at least three years. The gain on sale (£48m sterling equivalent) is reported in Corporate Centre non-interest income for H117.

-	Gain on sale of Visa Europe Limited shareholding

On 2 November 2015, Visa Europe Limited agreed to sell 100% of its share capital to Visa Inc. The deal closed on 21 June 2016. As a member and shareholder of Visa Europe Limited, Santander UK received upfront consideration made up of cash and convertible preferred stock. The gain on sale (£119m sterling equivalent) is reported in Corporate Centre non-interest income for H116.

-	Banking Reform costs
Banking Reform costs relate to multi-year projects and investments needed to comply with the Banking Reform Act due for implementation by 1 January 2019. Banking Reform costs are reported in Corporate Centre operating expenses before impairment losses, provisions and charges.

-	PPI provision charge
Provisions for other liabilities and charges of £32m in Q117 represent our best estimate of the additional provision amounts required at that point in time for future PPI related claim costs, by applying the principles published in the March 2017 FCA paper. We also provided a net £37m in Q217, following a review of claims handling procedures in relation to a specific PPI portfolio including the impact of a past business review.

-	Other conduct provision charge
Provisions for other liabilities and charges of £35m in H117 relate to the sale of interest rate derivatives. This charge follows an ongoing review regarding regulatory classification of certain customers eligible for redress.

Glossary

Our glossary of industry and other main terms is set out beginning on page 339 of the 2016 20-F.

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Other information for US investors

Other information for US investors

59	Risk Factors

58  Santander UK Group Holdings plc

Risk factors

Risk factors

An investment in Santander UK Group Holdings plc (the Company) and its subsidiaries (us, we or Santander UK) involves a number of risks. A summary of the material risks are set out in the ‘Shareholder information’ section of the 2016 Annual Report. The principal risks described in these risk factors remain unchanged, except for the risk factors entitled “Exposure to UK political developments, including the outcome of the UK referendum on membership of the EU, could have a material adverse effect on us”, “We are subject to substantial regulation and governmental oversight which could adversely affect our business and operations”, “We are exposed to risk of loss from legal and regulatory proceedings”, “Potential intervention by the FCA, the PRA, the CMA or an overseas regulator may occur, particularly in response to customer complaints” and “Competition with other financial institutions could adversely affect us”, which have been replaced as follows:

Exposure to UK political developments, including the outcome of the UK referendum on membership of the EU, could have a material adverse effect on us

On 23 June 2016, the UK held a non-binding referendum (the UK EU Referendum) on its membership in the EU, in which a majority voted for the UK to leave the EU. Immediately following the result, the UK and global stock and foreign exchange markets commenced a period of significant volatility, including a steep devaluation of the pound sterling, in addition to which there is now continuing uncertainty relating to the process, timing and negotiation of the UK’s exit from, and future relationship with, the EU.

On 29 March 2017, the UK Prime Minister gave notice under Article 50(2) of the Treaty on European Union of the UK’s intention to withdraw from the EU. The delivery of the Article 50(2) notice has triggered a two year period of negotiation which will determine the terms on which the UK will exit the EU and the new terms of the UK’s relationship with the EU. Unless extended, the UK’s EU membership will cease after this two year period. These negotiations with the EU, which formally commenced on 19 June 2017, are expected to run in parallel to standalone bilateral negotiations with the numerous individual countries and multilateral counterparties with which the UK currently has trading arrangements by virtue of its membership of the EU. The timing of, and process for, such negotiations and the resulting terms of the UK’s future economic, trading and legal relationships are uncertain.

A general election in the UK was held on 8 June 2017 (the General Election). The General Election has resulted in a hung parliament with no one political party obtaining the majority required to form an outright government. On 26 June 2017 it was announced that the Conservative party had reached an agreement with the Democratic Unionist Party (the DUP) in order for the Conservative party to form a minority government with legislative support from the DUP. There is significant uncertainty created by a minority government and the long term effects of the General Election are difficult to predict. The outcome of the General Election could have a significant impact on the future international (including the UK’s exit from the EU) and domestic political agendas of the government and the ability of the government to pass legislation in the House of Commons.

While the longer term effects of the UK EU Referendum are difficult to predict, the effects of the UK EU Referendum, in addition to the uncertainty created as a result of the outcome of the General Election, could include further financial instability and slower economic growth as well as higher unemployment and inflation, in the UK, at least in the short to medium term. For instance, the UK could lose access to the single EU market and to the global trade deals negotiated by the EU on behalf of its members and this could affect the attractiveness of the UK as a global investment centre and, as a result, could have a detrimental impact on UK growth. Sustained low or negative interest rates would put further pressure on our interest margins and adversely affect our profitability and prospects. As a result of these factors, in September 2016 we updated our 2018 targets for RoTE, CIR and NPL ratio (see the ‘Strategic Report’ on page 28).

The UK EU Referendum has also given rise to calls for certain regions within the UK to preserve their place in the EU by separating from the UK. The outcome of the UK EU Referendum revived the political debate, for example, on a second referendum on Scottish independence. These developments, or the perception that they could occur, may have a material adverse effect on economic conditions and the stability of financial markets, and could significantly reduce market liquidity and restrict the ability of key market participants to operate in certain financial markets (for more information, see the risk factor entitled ‘We are vulnerable to disruptions and volatility in the global financial markets”).

Asset valuations, currency exchange rates and credit ratings may be particularly subject to increased market volatility. The major credit rating agencies have downgraded and changed their outlook to negative on the UK’s sovereign credit rating following the UK EU Referendum. In addition after the UK EU Referendum, S&P Global Ratings and Moody’s Investors Service affirmed the long-term credit ratings and changed the ratings outlooks of the operating companies of most major UK banks because of the medium term impact of political and market uncertainty (for more information, see the risk factor entitled ‘An adverse movement in our external credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations’).

In addition, we are subject to substantial EU-derived regulation and oversight. There remains significant uncertainty as to the respective legal and regulatory environments in which we and our subsidiaries will operate when the UK is no longer a member of the EU, causing potentially divergent national laws and regulations across Europe should EU laws be replaced, in whole or in part, by UK laws on the same (or substantially similar) issues. For example, we are in the process of implementing a number of key restructuring and strategic initiatives, such as the ring-fencing of our retail banking activities, all of which will be carried out throughout this period of significant uncertainty. This may impact the prospects for successful execution and impose additional pressure on management (for more information, see the risk factor entitled ‘We are subject to substantial regulation and governmental oversight which could adversely affect our business and operations’). Operationally, we and other financial institutions may no longer be able to rely on the European passporting framework for financial services and could be required to apply for authorisation in multiple EU jurisdictions, the costs, timing and viability of which is uncertain. This uncertainty, and any actions taken as a result of this uncertainty, as well as new or amended rules, may have a significant impact on our operations, profitability and business. In addition, the lack of clarity of the impact of the UK EU Referendum on foreign nationals’ long-term residency permissions in the UK may make it challenging for us to retain and recruit adequate staff, which may adversely impact our business.

The UK political developments described above, along with any further changes in government structure and policies, may lead to further market volatility and changes to the fiscal, monetary and regulatory landscape in which we operate and could have a negative adverse effect on our financing availability and terms and, more generally, on our business, financial condition and results of operation.

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Other information for US investors

We are subject to substantial regulation and governmental oversight which could adversely affect our business and operations

Supervision and new regulation

As a financial services group, we are subject to extensive financial services laws, regulations, administrative actions and policies in the UK, the EU and each other location in which we operate, including in the US. As well as being subject to UK regulation, as part of the Banco Santander group, we are also impacted through regulation by the Banco de España (the Bank of Spain) and, at a corporate level, by the European Central Bank (ECB). The laws, regulations and policies to which we are subject may be changed at any time. In addition, the interpretation and the application of those laws, regulations and policies by regulators are also subject to change. Extensive legislation and implementing regulations affecting the financial services industry have recently been adopted in regions that directly or indirectly affect our business, including Spain, the US, the EU, Latin America and other jurisdictions.

The manner in which financial services laws, regulations and policies are applied to the operations of financial institutions is still evolving. Moreover, to the extent these laws, regulations and policies are implemented inconsistently in the UK, we may face higher compliance costs. Any legislative or regulatory actions and any required changes to our business operations resulting from such laws, regulations and policies as well as any deficiencies in our compliance with such laws, regulations and policies, could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging and limit our ability to provide certain products and services. They may also affect the value of assets that we hold, requiring us to increase our prices and therefore reduce demand for our products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. Accordingly, there can be no assurance that future changes in laws, regulations and policies or in their interpretation or application will not adversely affect us.

During recent periods of market turmoil, there have been unprecedented levels of government and regulatory intervention and scrutiny, and changes to the regulations governing financial institutions and the conduct of business. In addition, in light of the financial crisis, regulatory and governmental authorities are considering, or may consider, further enhanced or new legal or regulatory requirements intended to prevent future crises or otherwise assure the stability of institutions under their supervision. This intensive approach to supervision is maintained by the Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA).

Proposals and measures taken by governmental, tax and regulatory authorities and further future changes in supervision and regulation (in particular in the UK), which are beyond our control, could materially affect our business, the value of assets and operations and result in significant increases in operational costs. Products and services offered by us could also be affected. Changes in UK legislation and regulation to address the stability of the financial sector may also affect our competitive position, particularly if such changes are implemented before international consensus is reached on key issues affecting the industry. Although we work closely with our regulators and continually monitor the situation, future changes in law, regulation, fiscal or other policies can be unpredictable and are beyond our control. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have an adverse effect on our business.

Banking Reform

On 18 December 2013, the Financial Services (Banking Reform) Act (the Banking Reform Act) was enacted. The Banking Reform Act implements the recommendations of the Independent Commission on Banking (ICB) and of the Parliamentary Commission on Banking Standards. Among other things, the Banking Reform Act establishes a ring-fencing framework under the Financial Services and Markets Act 2000 (FSMA) pursuant to which UK banking groups that hold significant retail deposits are required to separate their retail banking activities from their wholesale banking activities by 1 January 2019, establishes a new Payment Systems Regulator (the PSR) and amends the Banking Act 2009 (the Banking Act) to include a bail-in stabilisation power forming part of the special resolution regime (for more information, see the risk factor entitled ‘Bail-in and write down powers under the Banking Act and the BRRD may adversely affect our business and the value of securities we may issue’).

On 7 July 2016, the PRA published a policy statement (PS20/16) entitled ‘The implementation of ring-fencing: prudential requirements, intragroup arrangements and use of financial market infrastructures’ containing final ring-fencing rules ahead of the implementation date for ring-fencing on 1 January 2019. The PRA expects firms to finalise their ring-fencing plans and highlight any changes as a result of the policy statement to the PRA. The PRA will keep the policy under review to assess whether changes may be required as a result of any regulatory change following the UK’s exit from the EU.

Finally, the Banking Reform Act introduced a new form of transfer scheme, the ring-fencing transfer scheme, under Part VII of FSMA to enable UK banks to implement the ring-fencing requirements. This is a court process that requires (i) the PRA to approve the scheme (in consultation with the FCA); (ii) the appropriate regulatory authority in respect of each transferee to provide a certificate of adequate financial resources in relation to that transferee; and (iii) an independent expert (approved by the PRA, after consultation with the FCA) to provide a scheme report stating whether any adverse effect on persons affected by the scheme is likely to be greater than is reasonably necessary to achieve the ring-fencing purposes of the scheme. The PRA published its final statement of policy on its approach to ring-fencing transfer schemes on 4 March 2016.

The Santander UK group is subject to the ring-fencing requirement under the Banking Reform Act and, as a consequence, the Santander UK group will need to separate its core activities from its prohibited activities. The Santander UK group continues to work closely with regulators on developing its business and operating model to comply with the ring-fencing requirements. In light of the changeable macro-environment, the board of the Company concluded in December 2016 that we could provide greater certainty for our customers with a ‘wide’ ring-fence structure, rather than the ‘narrow’ ring-fence structure originally envisaged as this will also allow us to maintain longer term flexibility. Under this revised model Santander UK plc, the ring-fenced bank, will serve our retail, commercial and corporate customers. The majority of our customer loans and assets as well as customer deposits and liabilities will remain within Santander UK plc, our principal ring-fenced bank. Prohibited activities which cannot continue to be transacted within the ring-fenced bank principally include our derivatives business with financial institutions and certain corporates, elements of our short term markets business and our branches in Jersey, Isle of Man and the United States (US). Abbey National Treasury Services plc will no longer constitute the non-ring fenced bank and its activities will be revised as part of the new ring-fenced model and customers who cannot be served or services which are not permitted within a ring-fenced bank will be transferred to Banco Santander SA, or its London Branch. We intend to complete the implementation of our ring-fence plans well in advance of the legislative deadline of 1 January 2019. The ring-fencing model that the Santander UK group ultimately implements will depend on a number of factors including economic conditions in the UK and globally and will entail a legal and organisational restructuring of the Santander UK group’s businesses and operations, including transfers of customers and transactions through a ring-fencing transfer scheme.

60 Santander UK Group Holdings plc

Risk factors

In light of the scale and complexity of this process, the operational and execution risks for the Santander UK group may be material. This restructuring and migration of customers and transactions could have a material impact on how the Santander UK group conducts its business. The Santander UK group is unable to predict with certainty the attitudes and reaction of its customers.

The restructuring of the Santander UK group’s business pursuant to the developing ring-fencing regime will take a substantial amount of time and cost to implement, the separation process and the structural changes which may be required could have a material adverse effect on its business, operating results, financial condition, profitability and prospects.

EU fiscal and banking union

The European banking union is expected to be achieved through new harmonized banking rules (in a single rulebook) and a new institutional framework with stronger systems for both banking supervision and resolution that will be managed at a European level. Its two main pillars are the Single Supervisory Mechanism (SSM) and the Single Resolution Mechanism (SRM).

The SSM (comprising both the ECB and the national competent authorities) is designed to assist in making the banking sector more transparent, unified and safer. On 4 November 2014, the ECB fully assumed its new supervisory responsibilities within the SSM, in particular direct supervision of 127 significant banks (at 2 December 2016) in the eurozone, including Banco Santander SA.

Regulation (EU) No. 806/2014 of the European Parliament and the Council of the EU (the SRM Regulation) became effective from 1 January 2015 and establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of the SRM and Single Resolution Fund (SRF). The new Single Resolution Board (SRB), which is the central decision-making body of the SRM fully assumed its resolution powers on 1 January 2016. The SRB is responsible for managing the SRF.

Further, regulations adopted towards achieving a banking and/or fiscal union in the EU and decisions adopted by the ECB in its capacity as Banco Santander SA’s main supervisory authority may have a material impact on our business, financial condition and results of operations and may be impacted by the terms of the UK’s exit from the EU (for more information, see the risk factor entitled ‘Exposure to UK political developments, including the outcome of the UK referendum on membership of the EU, could have a material adverse effect on us’).

European structural reform

On 29 January 2014, the European Commission (Commission) published proposals on structural measures to improve the resilience of EU credit institutions which included potential separation of certain trading activities from retail banking activities and a ban on proprietary trading. The proposal currently contemplates that EU Member States that have already implemented ring-fencing legislation may apply for a derogation from the separation of trading activities provisions included in the proposals if they can satisfy the Commission that such local legislation meets the objectives and requirements set out in the EU proposal. However, the European Parliament and Council are also considering a version of the proposal without the derogation provision. Notwithstanding the possible derogation referred to above, the adoption of this proposal in its current, or in an amended, form may require further changes to our structure and business although as a result of the UK EU Referendum, there is ongoing uncertainty regarding the continuing relevance of EU regulations and reforms in the UK (for more information, see the risk factor entitled ‘Exposure to UK political developments, including the outcome of the UK referendum on membership of the EU, could have a material adverse effect on us’).

Other regulatory reforms adopted or proposed in the wake of the financial crisis

On 16 August 2012, the EU regulation on over-the-counter (OTC) derivatives, central counterparties and trade repositories, referred to as the European Market Infrastructure Regulation (EMIR) came into force. EMIR introduced a number of requirements, including clearing obligations for certain classes of OTC derivatives, margin requirements for non-centrally cleared derivatives and various reporting and disclosure obligations. Certain details remain to be clarified in the further binding technical standards to be adopted by the Commission, which creates some uncertainty as to the final impact on us, however, the implementation of EMIR has already led and may yet lead to changes which may negatively impact our profit margins, require us to adjust our business practices or increase our costs (including compliance costs).

The revised and re-enacted Markets in Financial Instruments legislation (MiFID) replaces the existing MiFID framework and comprises the Directive 2014/65 of the European Parliament and of the Council, of 15 May 2014 and amending Directive 2002/92/EC and Directive 2011/61/EU (MiFID2) and the Regulation 600/2014 of the European Parliament and of the Council of 15 May 2014 and amending Regulation (EU) No 648/2012 (MiFIR). The substantive provisions of MiFID will be applicable on 3 January 2018 and will introduce an obligation to trade certain classes of OTC derivative contracts on trading venues. Certain details remain to be clarified in further binding technical standards to be adopted by the Commission. Although the full impact of MiFID2 and MiFIR on us is not yet known, MiFID2 and MiFIR may lead to changes which negatively impact our profit margins, require it to adjust its business practices or increase its costs (including compliance costs).

US regulation

In the US, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) enacted in 2010, has been implemented in part and continues to be implemented by various US federal regulatory agencies. The Dodd-Frank Act, among other things, imposes a new regulatory framework on swap transactions, including swaps of the sort that we enter into, requires regulators to adopt new rules governing the retention of credit risk by securitisers or originators of securitisations and significantly expands the coverage and scope of regulations that limit affiliate transactions within a banking organisation. Over 2012-2015, the US Commodity Futures Trading Commission (the CFTC) and the US Prudential Regulators adopted a host of new regulations for swaps markets, including swap dealer registration, business conduct, mandatory clearing, exchange trading and margin regulations. Most of these regulations are either already effective or will come into effect in 2017. Abbey National Treasury Services plc, which became provisionally registered as a swap dealer with the CFTC on 4 November 2013, is currently subject to these regulations for its US facing swaps activities. These rules have already increased and could continue to increase the costs associated with our swaps business. In addition, certain cross-border regulatory conflicts could adversely affect the profitability of our swaps business by reducing the range of counterparties with which we can trade effectively.

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Other information for US investors

In October 2014, US regulators adopted a joint final rule requiring sponsors of asset-backed securitisation transactions, which would include Santander UK plc in relation to its residential mortgage-backed securities programmes, to retain 5% of the credit risk of the assets subject to the securitisation. The rule permits sponsors to satisfy the risk retention requirement through the acquisition and retention of either 5% (measured by fair value) of the most subordinated interest in the securitisation, or 5% (measured by nominal value) of each tranche of interests issued by the securitisation, or some combination of the two. The rule also permits certain exceptions and methods of compliance in respect of specific types of asset-backed securities transactions. The final rule took effect for residential mortgage-backed securities transactions on 24 December 2015, and on 24 December 2016 for other securitisation transactions.

Within the Dodd-Frank Act, the so-called Volcker Rule prohibits ‘banking entities’, including the Santander UK group, from engaging in certain forms of proprietary trading or from sponsoring or investing in certain covered funds, in each case subject to certain exemptions, including exemptions permitting foreign banking entities to engage in trading and fund activities that take place solely outside of the US. The final rules contain exclusions and certain exemptions for market-making, hedging, underwriting, trading in US Government and agency obligations as well as certain foreign government obligations, trading solely outside the US, and also permit ownership interests in certain types of funds to be retained. On 10 December 2013, the US bank regulators issued final regulations implementing the Volcker Rule, and the Federal Reserve also issued an order extending the conformance period for all banking entities until 21 July 2015. On 7 July 2016 the US Federal Reserve announced an additional extension of the conformance period until 21 July 2017 to conform investments in and relationships with covered funds and certain foreign funds subject to the Volcker Rule that were in place prior to 31 December 2013, and additional extensions for illiquid funds may be requested. Banking entities must bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the applicable conformance period. We have assessed how the final rules implementing the Volcker Rule affect our businesses and have adopted the necessary measures to bring our activities into compliance with the rules.

Each of these aspects of the Dodd-Frank Act, as well as the changes in the US banking regulations, and increased uncertainty surrounding future changes, may directly and indirectly impact various aspects of our business. The full spectrum of risks that the Dodd-Frank Act, including the Volcker Rule, pose to us is not yet known, however, such risks could be material and we could be materially and adversely affected by them.

Competition

In the UK and elsewhere, there is continuing political, competitive and regulatory scrutiny of the banking industry. Political involvement in the regulatory process, in the behaviour and governance of the UK banking sector and in the major financial institutions in which the UK Government has a direct financial interest is likely to continue. The Competition and Markets Authority (CMA) is the UK’s main competition authority responsible for ensuring that competition and markets work well for consumers. In addition, under the Banking Reform Act, as of 1 April 2015, the FCA has the power to enforce against breaches of the Competition Act 1998 and to refer markets to the CMA for in-depth investigation in the areas of financial services in the UK. As of 1 April 2015, the PSR also has an objective and powers equivalent to those of the FCA to promote competition in the payments industry.

In August 2016, the CMA published the final report in its market investigation into competition in the personal current account and SME retail banking markets, which identified a number of features of the markets for the supply of personal current accounts, business current accounts and SME lending that, in combination, were having an adverse effect on competition. The CMA is currently implementing a comprehensive package of remedies including, among other things, the introduction of requirements to prompt customers to review the services that they receive from their bank at certain trigger points and to promote customer awareness of account switching. Further work on overdraft charges is ongoing by the FCA, which remain under political scrutiny.

The FCA has recently announced a Strategic Review of Retail Banking Business Models to examine the business models used in the retail banking sector. Over the next year, the FCA will look at the business models of firms to identify any potential conduct or competition issues, explore how free-if-in-credit banking is paid for and understand the impact of changes such as digital conversion and reduced branch usage on business models. The FCA will then consider potential consequences for its consumer protection and competition objectives. It intends to share the results of its analysis in Q2 2018. There can be no assurance that we will not be required to make changes to our business model as a result of this review, and that such changes would not materially and adversely affect us.

In addition, the FCA and PSR continue to undertake a number of competition related studies and reviews across a number of our businesses. Intervention as a result of these studies and reviews, in addition to regulatory reforms, investigations and court cases affecting the UK financial services industry, could have an adverse effect on our operating results, financial condition and prospects, or our relations with our customers and potential customers.

Financial Crime

There are a number of EU and UK proposals and measures targeted at preventing financial crime (including anti-money laundering (AML) and countering the financing of terrorism (CTF) provisions) which are expected to come into effect in 2017 and 2018.

As part of the EU’s revision of its AML / CTF rules, Directive (EU) No 2015 / 849 (the Fourth EU Money Laundering Directive) and Regulation (EU) No 847 / 2015 (the EU Wire Transfer Regulation) will come into effect on 26 June 2017. The Fourth EU Money Laundering Directive replaces existing Directive (EC) No 60 / 2005 and significantly expands the existing AML / CTF regime applicable to financial institutions by, among other things:

-	Increasing the customer due diligence checks required for particular transactions
-	Introducing a requirement to take appropriate steps to identify and assess the risks of money laundering and terrorist financing and to have in place policies, controls and procedures to mitigate and manage those risks effectively
-	Having EU Member States hold beneficial ownership details on a central register for entities incorporated within their territory
-	Applying the UK’s AML / CTF requirements to the branches and majority-owned subsidiaries of financial institutions that are located in non-EEA countries with less strict regimes.

The UK Government has consulted on its implementation of the Fourth EU Money Laundering Directive into national law and the amendments needed to the Persons with Significant Control regime and draft regulations are expected to be published in early 2017 for further consultation before the final rules are issued. However, the EU legislature is currently considering making further amendments to the new directive.

62 Santander UK Group Holdings plc

Risk factors

The EU Wire Transfer Regulation replaces the existing Regulation (EC) No 1781 / 2006. This regulation will apply to all transfers of funds in any currency which are sent or received by a payment service provider (PSP) or an intermediary PSP established in the EU, subject to certain exceptions for low-risk and low-value payments. The payer’s PSP is required to ensure that any transfer of funds is accompanied by the identification information prescribed in the regulation and must verify the accuracy of this information from a reliable and independent source. Obligations are also imposed on the payee’s PSP to implement effective procedures to detect whether the information about the payer or payee in the messaging or payment and settlement system is incomplete and to take a risk-based approach to determining whether to execute, reject or suspend a transfer of funds with missing information.

The UK Policing and Crime Act 2017 contains several measures to strengthen the enforcement of financial sanctions including enhanced criminal penalties and the power to impose monetary penalties for breaches of financial sanctions, deferred prosecution agreements and serious crime prevention orders for such breaches and the power to temporarily implement UN financial sanctions in the absence of EU implementing measures. The UK Policing and Crime Act 2017 received royal assent on 31 January 2017.

The UK Immigration Act 2016 requires banks to conduct immigration checks on their current account holders and report any persons unlawfully present in the UK to the Home Office. The Home Office may require the bank to close the accounts of such individuals as soon as reasonably practicable. The regulations implementing these changes are expected to be published in 2017.

Finally, the Criminal Finances Bill received Royal Assent in April 2017. The Criminal Finances Act 2017 (the CF Act) makes provision for a number of important changes to the law governing money laundering, civil recovery and enforcement powers concerning terrorist property. The CF Act introduces a new offence (modelled on the corporate offence under section 7 of the Bribery Act 2010), which will be committed by a corporation which fails to prevent the criminal facilitation of tax evasion by its associated persons (which includes its employees, agents and other persons who perform services for or on behalf of it) regardless of whether the tax is owed in the UK or another country. There is a defence where the corporation has put in place reasonable prevention procedures. If an offence is committed, unlimited financial penalties or ancillary orders could be imposed. The CF Act will come into force on 30 September 2017 by commencement and includes a range of further provisions targeted at improving the UK Government’s ability to tackle money laundering and corruption, recover the proceeds of crime and counter terrorist financing and enable greater sharing of information between entities within the regulated sector and enforcement agencies.

The implementation of the foregoing measures (whether in their current form or as amended) will materially increase our regulatory and compliance burden. The proposed changes will require substantial amendments to our AML / CTF procedures and policies. The changes could adversely impact our business by increasing our operational and compliance costs and reducing the value of our assets and operations. Where the changes have extra-territorial effect, there may be difficulties in ensuring the compliance of entities over which we do not have full control or where the UK rules do not align easily with the local requirements. There is always a risk that the measures will not be implemented correctly or that individuals within the business will not be fully compliant with the new procedures. If there are breaches of these measures or existing law and regulation relating to financial crime, we could face significant administrative, regulatory and criminal sanctions as well as reputational damage which may have a material adverse effect on our operations, financial condition and prospects.

EU General Data Protection Regulation

The EU General Data Protection Regulation (the GDPR) will have direct effect in all EU Member States from 25 May 2018 and will replace current EU data privacy laws. Although a number of basic existing principles will remain the same, the GDPR introduces new obligations on data controllers and rights for data subjects, including, among others:

-	Accountability and transparency requirements, which will require data controllers to demonstrate and record compliance with the GDPR and to provide more detailed information to data subjects regarding processing
-	Enhanced data consent requirements, which includes “explicit” consent in relation to the processing of sensitive data
-	Obligations to consider data privacy as any new products or services are developed and limit the amount of information collected, processed, stored and its accessibility
-	Constraints on using data to profile data subjects
-	Providing data subjects with personal data in a useable format on request and erasing personal data in certain circumstances
-	Reporting of breaches without undue delay (72 hours where feasible)

The GDPR also introduces new fines and penalties for a breach of requirements, including fines for serious breaches of up to the higher of 4% of annual worldwide turnover or €20m and fines of up to the higher of 2% of annual worldwide turnover or €10m (whichever is highest) for other specified infringements. The GDPR identifies a list of points to consider when imposing fines (including the nature, gravity and duration of the infringement).

The implementation of the GDPR will require substantial amendments to our procedures and policies. The changes could adversely impact our business by increasing our operational and compliance costs. Further, there is a risk that the measures will not be implemented correctly or that individuals within the business will not be fully compliant with the new procedures. If there are breaches of these measures, we could face significant administrative and monetary sanctions as well as reputational damage which may have a material adverse effect on our operations, financial condition and prospects.

Santander UK Group Holdings plc 63

Half Yearly Financial Report 2017

Other information for US investors

We are exposed to risk of loss and damage from legal and regulatory proceedings (civil and/or criminal)

We face various issues that may give rise to risk of loss and damage from legal and regulatory proceedings (civil and/or criminal). These issues could include failing to comply with existing applicable legal and regulatory requirements or failing to implement properly new applicable law and regulation, and could result in claims against us or subject us to regulatory or criminal enforcement actions, fines and/or penalties. The current regulatory environment, with its increased supervisory focus and associated enforcement activity, combined with uncertainty about the evolution of the regulatory regime, may lead to material operational and compliance costs. These include the risk that:

-	Regulators, agencies and authorities with jurisdiction over us including, the Bank of England (BoE), the PRA and the FCA, HM Treasury, HM Revenue & Customs (HMRC), the CMA, the Commission, the Information Commissioner’s Office, the Financial Ombudsman Service (FOS), the PSR, the Serious Fraud Office (SFO), the National Crime Agency or the courts, may determine that certain aspects of our business have not been or are not being conducted in accordance with applicable laws or regulations, or, in the case of the FOS, with what is fair and reasonable in the FOS’s opinion
-	Given the recent concurrent competition enforcement powers for the FCA and PSR, there is an increased focus on competition law in financial services which may increase the likelihood of competition law inquiries or investigations
-	The alleged misselling of financial products, such as Payment Protection Insurance (PPI), including as a result of having sales practices and/or rewards structures that are deemed to have been inappropriate, results in enforcement action (including fines) or requires us to amend sales processes, withdraw products or provide restitution to affected customers, all of which may require additional provisions to be recorded in our financial statements and could adversely impact future revenues from affected products
-	We hold bank accounts for entities that might be or are subject to scrutiny from various regulators and authorities, including the SFO and regulators in the US and elsewhere, which could lead to our conduct being reviewed as part of any such scrutiny
-	We may be liable for damages to third parties harmed by the conduct of our business. For competition law, there are efforts by governments across Europe to promote private enforcement as a means of obtaining redress for harm suffered as a result of competition law breaches. Consequently, since 1 October 2015 under the Consumer Rights Act class actions may be used to allow the claims of a whole class of claimants into a single action in both follow-on and standalone competition cases.

We are from time to time subject to certain claims and party to certain legal proceedings brought by private individuals or regulators in the normal course of our business, including in connection with our lending activities, relationships with our employees and other commercial or tax matters. These can be brought against us under UK regulatory processes or in the UK courts, or under regulatory processes in other jurisdictions, such as the EU and the US, where some Santander UK group entities operate. In view of the inherent difficulty of predicting the outcome of legal matters and regulatory actions, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines and/or penalties related to each pending matter may be and these pending matters are not disclosed by name because they are under assessment. We believe that we have made adequate provisions related to these various claims and legal proceedings where we are reasonably able to estimate them. These provisions are reviewed periodically. However, in light of the uncertainties involved in such claims and proceedings, there can be no assurance that the ultimate resolution of these matters will not exceed the provisions currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

The FCA carries out regular and frequent firm-specific and thematic reviews of the conduct of business by financial institutions including banks. An adverse finding by a regulator could result in the need for extensive changes in systems and controls, business policies, and practices coupled with suspension of sales, withdrawal of services, customer redress, fines and reputational damage.

Failure to manage adequately the risks arising in connection with our obligations under both existing applicable law and regulation and failing to implement properly new applicable law and regulation could result in significant losses including in relation to administrative, regulatory or criminal sanctions, as well as reputational damage, all of which may have a material adverse effect on our operations, financial condition and prospects.

Potential intervention by the FCA, the PRA, the CMA or an overseas regulator may occur, particularly in response to customer complaints

The PRA and the FCA continue to have an outcome-focused regulatory approach. This involves proactive intervention, investigation and enforcement, and punitive penalties for infringement. As a result, we and other PRA-authorised or FCA-authorised firms continue to face increased regulatory scrutiny (resulting in increasing costs including supervision fees), and in the event of a breach of relevant law or regulation, we are likely to face stringent penalties.

The developing legal and regulatory regime in which we operate requires us to be compliant across all aspects of our business, including the training, authorisation and supervision of personnel, systems, processes and documentation. If we fail to be compliant with relevant law or regulation, there is a risk of an adverse impact on our business from more proactive regulatory intervention (including by any overseas regulator which establishes jurisdiction), investigation and enforcement activity leading to sanctions, fines or other action imposed by or agreed with the regulatory authorities, as well as increased costs associated with responding to regulatory inquiries and defending regulatory actions. Customers of financial services institutions, including our customers, may seek redress if they consider that they have suffered loss for example as a result of the misselling of a particular product, or through incorrect application of the terms and conditions of a particular product or in connection with a competition law infringement.

64 Santander UK Group Holdings plc

Risk factors

In particular, the FCA has operational objectives to protect consumers and to promote competition, and it is taking an interventionist approach in its increasing scrutiny of product terms and conditions and monitoring compliance with competition law. FSMA (as amended by the FS Act) gives the FCA the power to make temporary product intervention rules either to improve a firm’s systems and controls in relation to product design, product management and implementation, or to address problems identified with products which may potentially cause significant detriment to consumers because of certain product features or firms’ flawed governance and distribution strategies. Such rules may prevent firms from entering into product agreements with consumers until such problems have been rectified. Since April 2015 the FCA (and the PSR) also has concurrent competition law enforcement powers. This is in addition to the CMA, the UK’s main competition authority, and the Commission which continue to have jurisdiction, respectively, to enforce competition law infringements in the UK or which have an effect on trade between EU Member States. Following a report by the National Audit Office, the CMA has stated it will seek to shift its focus toward enforcement of competition law breaches. As a result, the UK financial services sector now operates in an environment of heightened competition law scrutiny. Under the Financial Services Act 2010, the FCA also has the power to impose its own customer redress scheme on authorised firms, including us, if it considers that consumers have suffered loss or damage as a consequence of a regulatory failing, including misselling.

In recent years there has been FCA focus on the misselling of PPI. In November 2015, the FCA issued a consultation paper (CP15/39) outlining its proposed approach to PPI in light of the 2014 decision of the Supreme Court in Plevin v Paragon Personal Finance Ltd (Plevin) and its proposal to set a two year deadline for PPI claims. In Plevin, the Supreme Court ruled that a failure to disclose a large commission payment on a single premium PPI policy sold in connection with a secured personal loan made the relationship between the lender and the borrower unfair under section 140A of the Consumer Credit Act 1974 (CCA). We applied our interpretation of the proposed rules and guidance in CP15/39 to our assumptions, and made a £450m provision charge in December 2015, notwithstanding the ongoing nature of the consultation. New legislation was introduced in 2015 which has the effect of restricting the corporation tax deductibility for a large proportion of this cost (for more information see the risk factor entitled ‘Changes in taxes and other assessments may adversely affect us’).

In August 2016, the FCA issued feedback on CP15/39 and commenced a further consultation (CP16/20) on amendments to the proposed rules and guidance set out in CP15/39, addressing (among other things) the inclusion of profit share in the FCA’s proposed approach to the assessment of fairness and redress and the extension of the deadline for making PPI-related complaints to the end of June 2019. In December 2016 we made an additional £114.2m provision charge, which represented our best estimate of the cost of future PPI complaints taking into account the FCA’s proposals in CP16/20.

On 2 March 2017, the FCA published its policy statement (PS17/3) and final rules and guidance, confirming that there will be a two year deadline for PPI complaints, but that this will now take effect from 29 August 2017, with a consumer communications campaign to begin at this time also. The FCA’s approach to Plevin/unfair relationships under s140A CCA remains largely as set out in CP16/20, so profit share is included in the FCA’s approach to the assessment of fairness and redress. In addition, firms will now be required to write to customers whose misselling complaints were previously rejected, and who are within scope of s140A CCA, to inform them of their right to complain again in light of Plevin. The PPI provision was increased by a further £32.1m in March 2017 to take account of PS17/3 and the FCA’s final rules and guidance. In June 2017, we made a further net charge of £37m, following a review of claims handling procedures in relation to a specific PPI portfolio including the impact of a past business review.

The ultimate financial impact on us of the claims arising from PPI complaints is still uncertain and will depend on a number of factors, including the impact of the Supreme Court’s decision in Plevin, the implementation and application of the FCA’s final rules and/or guidance arising set out in PS17/3, the outcome of the judicial review challenge against the FCA’s final rules and guidance set out in PS17/3 by the claims management company “We Fight Any Claim”, changes to FOS’ approach to handling customer complaints (if any), the rate at which new complaints arise, the length of any complaints, the content and quality of the complaints (including the availability of supporting evidence) and the average uphold rates and redress costs. We can make no assurance that expenses associated with PPI complaints will not exceed the provisions made relating to these claims. More generally, we can make no assurance that estimates for potential liabilities, based on the key assumptions used, are correct, and the reserves taken as a result may prove inadequate. If additional expenses that exceed provisions for PPI liabilities or other provisions were to be incurred, these expenses could have a material adverse effect on our operating results, financial condition and prospects.

For further information about the provisions for PPI complaint liabilities and other conduct remediation, see Note 15 to the Condensed Consolidated Interim Financial Statements. The above may be relevant to any future industry-wide misselling or other infringement that could affect our businesses. Any such issues may lead from time to time to: (i) significant costs or liabilities; and (ii) changes in the practices of such businesses which benefit customers at a cost to shareholders. Decisions taken by the FOS (or any equivalent overseas regulator that has jurisdiction) could, if applied to a wider class or grouping of customers, have a material adverse effect on our operating results, financial condition and prospects.

The Financial Services and Markets Act 2000 (Designated Consumer Bodies) Order 2013 (the Designated Consumer Bodies Order) was made on 16 December 2013 and came into force on 1 January 2014. The Designated Consumer Bodies Order designates the National Association of Citizens Advice Bureaux, the Consumers’ Association, the General Consumer Council for Northern Ireland and the National Federation of Self Employed and Small Businesses as consumer bodies that may submit a ‘super-complaint’ to the FCA. A ‘super-complaint’ is a complaint made by any of these designated consumer bodies to the FCA on behalf of consumers of financial services where it considers that a feature, or a combination of features, of the market for financial services in the UK is seriously damaging the interests of these customers. Complaints about damage to the interests of individual consumers will continue to be dealt with by the FOS. If a ‘super-complaint’ were to be made against a Santander UK group entity by a designated consumer body under the Designated Consumer Bodies Order, any response published or action taken by the FCA could have a material adverse effect on our operating results, financial condition and prospects.

Given the (i) requirement for compliance with an increasing volume of relevant law and regulation; (ii) more proactive regulatory intervention and enforcement and more punitive sanctions and penalties for infringement; (iii) inherent unpredictability of litigation; and (iv) evolution of the jurisdiction of FOS and related impacts, it is possible that related costs or liabilities could have a material adverse effect on our operating results, financial condition and prospects.

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Half Yearly Financial Report 2017

Other information for US investors

Competition with other financial institutions could adversely affect us

We face substantial competition in all parts of our business, including originating loans and attracting deposits through our banking subsidiaries. The competition in originating loans comes principally from other domestic and foreign banks, building societies, consumer finance companies, insurance companies and other lenders and purchasers of loans. The market for UK financial services is highly competitive and we face substantial competition in all parts of our business. As such, we constantly monitor competition, which arises from a number of financial institutions of different sizes and with a range of business models. Moreover, the financial crisis has and continues to reshape the banking landscape in the UK, reinforcing the importance of having a retail deposit funding base and being well capitalised. Our direct competitors have moved increasingly towards a policy of concentrating on the highest quality customers and there is strong competition for these customers.

Additionally, a large number of new entrants are increasingly entering the UK financial services market place. Again we identify and closely monitor this set of new entrants and take account of this in the firm’s management actions. Their arrival has further intensified competition as they seek to gain market share in a number of banking sectors, including for example payments, investments, lending, foreign exchange and data aggregation. We also face competition from non-bank competitors, such as supermarkets, department stores, electronic money institutions and technology firms, and generally from other loan or credit providers. We also compete with the UK Government owned National Savings & Investments for deposits.

Further, the rise in customer use of internet and mobile banking platforms in recent years could negatively impact our investments in bank premises, equipment and personnel for our branch network. The persistence or acceleration of this shift in demand towards internet and mobile banking may necessitate changes to our retail distribution strategy, which may include closing and/or selling certain branches and restructuring our remaining branches and work force. These actions could lead to losses on these assets and may lead to increased expenditures to renovate, reconfigure or close a number of our remaining branches or to otherwise reform our retail distribution channel. Furthermore, our failure to swiftly and effectively implement such changes to our distribution strategy could have an adverse effect on our competitive position.

We expect competition to intensify in response to consumer demand, technological changes, the potential impact of consolidation, regulatory actions and other factors. For example, the Payment Services Directive II (PSD2) will open up access to customers’ online account and payments data to third party providers. This will accelerate the digital disruption that is reshaping the financial services industry and enable the provision of entirely new types of services. There will be structural reform of the UK banking sector as banks implement the Banking Reform Act, which may lead to increased competition in UK Retail or wholesale banking activities. A strong political and regulatory will to foster consumer choice in financial services could lead to even greater competition (for more information, see the risk factor entitled ‘We are subject to substantial regulation and government oversight which could adversely affect our business and operations’). There can be no assurance that this increased competition will not adversely affect our growth prospects, and therefore our operations.

If financial markets remain unstable, financial institution consolidation may continue (whether as a result of the UK Government taking ownership and control over other financial institutions in the UK or otherwise). Financial institution consolidation could also result from the UK Government’s recent disposals of stakes in financial institutions it previously controlled and any future disposals of retained stakes in other financial institutions. Such consolidation, by increasing the size and capabilities of our competitors could adversely affect our operating results, financial condition and prospects. There can be no assurance that this will not adversely affect our growth prospects, and therefore our operations.

We consider competition in our management actions as appropriate, such as pricing and product decisions. Increasing competition could mean that we increase our rates offered on deposits or lower the rates we charge on loans, which could also have a material adverse effect on us, including our profitability. It may also negatively affect our business results and prospects by, among other things, limiting our ability to increase our customer base and expand our operations and increasing competition for investment opportunities.

66 Santander UK Group Holdings plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 18 September 2017	By / s / Marc Boston
(Authorised Signatory)

EXHIBIT INDEX

Exhibits

7.1	Computation of Ratio of Earnings to Fixed Charges for the six months ended 30 June 2017.[1]

1 Incorporated by reference into Registration Statement No. 333-207355 on Form F-3.